As filed with the Securities and Exchange Commission on July 13, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

COLUMBIA BANKING SYSTEM, INC.

(Exact name of registrant as specified in its charter)

WASHINGTON	6712	91-1422237
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification no.)

1301 “A” Street, Tacoma, Washington 98402-4200 (253) 305-1900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

MELANIE J. DRESSEL

President and Chief Executive Officer

1301 “A” Street

Tacoma, Washington 98402-4200

(253) 305-1900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

STEPHEN M. KLEIN, ESQ. WILLIAM E. BARTHOLDT, ESQ. Graham & Dunn P.C. Pier 70 2910 Alaskan Way, Suite 300 Seattle, Washington 98121-1128 (206) 340-9648	CARMEN CALZACORTA, ESQ. THOMAS M. TONGUE, ESQ. Schwabe Williamson & Wyatt, P.C. Pacwest Center, Suites 1600-1900 1211 S.W. Fifth Avenue Portland, Oregon 97204-3795 (503) 222-9981

Approximate date of commencement of proposed sale of securities to the public:    The date of mailing of the enclosed proxy statement/prospectus to shareholders of Bank of Astoria

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Stock, No Par Value	1,277,750	N/A	$27,058,377	$3,428.30

(1)	Represents the maximum number of shares of common stock, no par value, estimated to be issuable by Columbia Banking System, Inc. (“Columbia”) upon consummation of the acquisition of Bank of Astoria (“Bank of Astoria”) by Columbia.
(2)	Calculated in accordance with Rules 457(c) and 457(f) under the Securities Act of 1933, the proposed maximum offering price is computed by subtracting $18,180,586 (the cash to be paid by Columbia) from the product of (A) the average of the bid and ask prices of Bank of Astoria common stock as reported on NASDAQ OTC Bulletin Board on July 8, 2004 ($19.16) times (B) 2,361,115 (the maximum number of shares of Bank of Astoria common stock expected to be exchanged for the common stock being registered).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT WILL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT WILL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

PROXY STATEMENT OF BANK OF ASTORIA	PROSPECTUS OF COLUMBIA BANKING SYSTEM, INC.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Bank of Astoria Shareholders:

The boards of directors of Bank of Astoria and Columbia Banking System, Inc. (“Columbia”) have agreed on a merger of Bank of Astoria and a to-be-formed bank subsidiary of Columbia. When the merger occurs, Bank of Astoria will operate as a wholly owned subsidiary of Columbia.

Under the terms of the merger agreement, Columbia will issue 1,277,750 shares of Columbia common stock and pay $18,180,586 in cash for shares of Bank of Astoria common stock that are exchanged in the merger. You may elect to receive, in consideration for your Bank of Astoria shares in the merger, cash or stock, or a combination, by choosing among the following four options if you own more than 100 shares: (1) all cash; (2) all shares of Columbia common stock; (3) a predetermined split of cash and stock based on the overall mix of cash and stock to be issued in the merger; or (4) a mix of cash and stock that you select in 5% increments. However, because the total amount of cash and stock to be issued by Columbia is fixed, you may receive a combination of cash and stock that differs from your election if too many shareholders elect one form of consideration over the other. If you own 100 or fewer shares, you will receive cash. We expect the merger to be a tax-free transaction for Bank of Astoria shareholders, to the extent that they receive Columbia common stock in exchange for their shares of Bank of Astoria common stock. After completion of the merger, Bank of Astoria shareholders will own approximately 8% of Columbia’s outstanding common stock.

Your board of directors believes that the terms of the merger are fair and in the best interest of Bank of Astoria and its shareholders. In reaching this decision, the board considered numerous factors as described in the attached proxy statement/prospectus. Columbia also intends to initially operate Bank of Astoria as a separately chartered Oregon state bank, under the name “Bank of Astoria.” The arrangement will allow Bank of Astoria to continue to deliver high quality banking services to its customers which are a result of timely, local decision making.

The merger cannot be completed unless you approve it. Approval requires the affirmative vote of at least 66 2/3 of our outstanding shares. We will hold a special shareholders’ meeting to vote on the merger proposal. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed form of proxy. The Bank of Astoria special shareholders’ meeting will be held on                     . 2004, at                  .m. local time, at                                                                                               .

On behalf of the Bank of Astoria board of directors, I recommend that you vote FOR approval of the merger.

Cheri J. Folk

President and Chief Executive Officer

None of the Federal Deposit Insurance Corporation, Securities and Exchange Commission, nor any state securities commission has approved the securities to be issued by Columbia or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The shares of Columbia common stock to be issued in the merger are not savings or deposit accounts or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency. Such shares are not guaranteed by Columbia or Bank of Astoria and are subject to investment risk, including the possible loss of principal.

This proxy statement/prospectus is dated                     , 2004, and is first being mailed to

Bank of Astoria shareholders on                     , 2004.

BANK OF ASTORIA

112 Duane Street

P.O. Box 28

Astoria, Oregon 97103

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD                     , 2004

TO THE SHAREHOLDERS OF BANK OF ASTORIA:

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Bank of Astoria will be held on                     , 2004, at                  .m. local time, at                                                          . The special meeting is for the following purposes:

1. MERGER AGREEMENT. To consider and vote upon a proposal to approve the Plan and Agreement of Merger, dated as of June 7, 2004 between Bank of Astoria, Columbia Banking System, Inc. (“Columbia”) and New Bank of Astoria, a subsidiary of Columbia to be formed, under the terms of which Bank of Astoria will merge with New Bank of Astoria, as more fully described in the accompanying proxy statement/prospectus. The merger agreement is attached as Appendix A to the proxy statement/prospectus which accompanies this notice.

2. OTHER MATTERS. To act upon any other matters as may properly come before the special meeting, or any postponement or adjournment of it.

Only holders of record of Bank of Astoria common stock, at 5:00 p.m. on                     , 2004, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of it. The affirmative vote of the holders of at least two-thirds of the outstanding shares of Bank of Astoria common stock is required for approval of the merger agreement. As of                     , 2004, there were                      shares of Bank of Astoria common stock outstanding.

Bank of Astoria shareholders desiring to do so may dissent from the merger and obtain payment for their shares in accordance with the provisions of Sections 711.175 through 711.185 of the Oregon Revised Statutes, a copy of which is included in the proxy statement/prospectus. See “The Merger—Dissenters’ Rights of Appraisal” and Appendix B.

All shareholders are cordially invited to attend the special meeting personally. Whether or not you are able to do so, it is important that you complete, sign, date, and promptly return the accompanying proxy in the enclosed postage-paid envelope in order to vote your shares of Bank of Astoria common stock. Shareholders may revoke proxies previously submitted by completing a later-dated proxy, by written revocation delivered to Bank of Astoria’s Secretary at or before the special meeting, or by appearing and voting at the special meeting in person. Attendance at the special meeting will not of itself revoke a previously submitted proxy.

By Order of the Board of Directors,

                    ,

Secretary

Astoria, Oregon

                    , 2004

Your vote is important regardless of the number of shares you own, and whether or not you plan to attend the special meeting. Approval of the merger requires the affirmative vote of holders of two-thirds of the outstanding shares of Bank of Astoria common stock. In order to ensure that the requisite votes are obtained and a quorum is attained, we urge you to sign, date, and return the enclosed proxy form.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Columbia and Bank of Astoria from documents that are not included in or delivered with this document.

You can obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Columbia at the following address:

Columbia Banking System, Inc.

1301 “A” Street

Tacoma, Washington 98402-4200

ATTN: JoAnne Coy

Telephone: (253) 305-1965

You can obtain documents related to Bank of Astoria that are incorporated by reference in this document (including any exhibits that are incorporated by reference in such documents) by requesting them in writing or by telephone from:

Bank of Astoria

112 Duane Street

P.O. Box 28

Astoria, Oregon 97103

ATTN: Cheri J. Folk or Julie M. Adelman

Telephone: (503) 325-2228

You will not be charged for the documents that you request. If you would like to request documents, please do so by                     , 2004 in order to receive them before the Bank of Astoria special shareholders’ meeting.

See “Where You Can Find More Information.”

Appendix A— Plan and Agreement of Merger

Appendix B— Oregon Statutes Regarding Dissenter’s Rights

Appendix C— Opinion of Financial Advisor to Bank of Astoria

i

QUESTIONS AND ANSWERS ABOUT THIS DOCUMENT AND THE MERGER

What is the purpose of this proxy statement/prospectus?

This document serves as both a proxy statement of Bank of Astoria and a prospectus of Columbia. As a proxy statement, it is being provided to you by Bank of Astoria because the board of directors of Bank of Astoria is soliciting your proxy to vote to approve the proposed merger of Bank of Astoria with and into a to-be-formed bank subsidiary of Columbia. After the merger, Columbia will own Bank of Astoria. As a prospectus, it is being provided to you by Columbia because Columbia is offering you shares of its common stock as partial consideration for your Bank of Astoria shares.

What will Bank of Astoria shareholders receive in the merger?

Under the terms of the merger agreement, Columbia will issue 1,277,750 shares of its common stock and pay $18,180,586 in cash for all outstanding shares of Bank of Astoria common stock.

What will I receive in the merger?

Under the merger agreement, unless you have 100 or fewer shares, vote against the merger, or provide a notice of dissent, you may elect to receive for your shares either:

•	all cash,

•	all Columbia common stock,

•	a predetermined split of cash and Columbia common stock based on the overall mix of cash and stock issued in the merger, or

•	a mix of cash and stock that you select in 5% increments.

All elections are subject to the election and allocation procedures described in this proxy statement/prospectus if too many shareholders elect one form of consideration over the other. Due to these limitations, you may not receive the form of merger consideration that you elect unless you elect to receive the predetermined split of cash and stock based on the overall mix of cash and stock issued in the merger. See “The Merger-Allocation” beginning on page          for a more detailed discussion of allocation procedures under the merger agreement.

What happens if I elect to receive cash in the merger and Bank of Astoria shareholders elect to receive more cash than is permitted under the merger agreement?

The total amount of cash to be paid by Columbia in the merger is fixed. If Bank of Astoria shareholders elect to receive more cash than is permitted by the merger agreement, your election to receive cash may be adjusted so as not to exceed the limitations set forth in the merger agreement. In that event, you may receive some stock despite your cash election. Columbia will first allocate stock in the merger to Bank of Astoria shares for which no valid election has been received in an effort to both honor elections and not exceed the total cash to be paid by Columbia. However, if there are insufficient amounts of no-electing Bank of Astoria shares to which excess Columbia common stock may be allocated, it will be necessary to adjust elections. For a detailed description of the allocation procedures, please see the discussion under the heading “The Merger—Allocation” beginning on page         .

What happens if I elect to receive stock in the merger and Bank of Astoria shareholders elect to receive more stock than is permitted under the merger agreement?

As in the case of excess cash elections by Bank of Astoria shareholders, adjustments to shareholder elections may be necessary to ensure that no more than 1,277,750 Columbia shares are issued in the merger. If you elect to receive all stock and too many other shareholders elect stock, your election may be adjusted so as not to exceed the limitations set forth in the merger agreement and, consequently, you may receive some cash despite your stock election. Again, Columbia will first allocate cash to no-electing shares in an attempt to honor elections made by shareholders. However, there may not be sufficient amounts of no-electing shares to meet applicable limits on the issuance of stock by Columbia. In that case, you may receive cash for some of your shares, which will likely result in the recognition of gain or loss on a portion of your Bank of Astoria shares and be a taxable event to you. Please see “The Merger—Certain Federal Income Tax Consequences” beginning on page          for a discussion of the tax consequences of the receipt of cash in the merger.

What is the amount of cash and/or the number of shares of Columbia common stock that I will receive for my shares of Bank of Astoria common stock?

The actual amount of cash and/or number of shares of Columbia common stock that you will receive for each of your Bank of Astoria shares will not be determined until the fifth business day immediately prior to the effective date of the merger (the “determination date”). Those amounts will be determined based on a formula set forth in the merger agreement and described in this proxy statement/prospectus, and made available following the determination date on Columbia’s website at www.columbiabank.com and on Bank of Astoria’s website at www.bankofastoria.com. There is a table on page          that sets forth the per share cash consideration and the per share stock consideration that would be received by Bank of Astoria shareholders based on a range of assumed average closing prices of Columbia common stock as of the determination date. An additional table appears on page         , which gives examples of the Columbia common stock and cash that may be received based on three of the possible elections by Bank of Astoria shareholders and on different average closing prices of Columbia common stock.

Is the value of the per share consideration that I receive expected to be substantially equivalent regardless of which election I make?

Yes. The formula that will be used to calculate the per share consideration is intended to substantially equalize the value of the consideration to be received for each share of Bank of Astoria common stock in the merger, as measured during the valuation period ending on the determination date, regardless of whether you elect to receive cash or stock. As the value of Columbia stock fluctuates with its trading price, however, the value of the stock you receive for a Bank of Astoria share likely will not be the same as the cash to be paid per share on any given day before or after the merger.

How do I elect the form of consideration I prefer to receive?

A [COLOR] Election Form with instructions for making your election as to the form of consideration you prefer to receive in the merger accompanies this proxy statement/prospectus. To make your election, you must submit a [COLOR] election form and, if you hold certificates for your shares, send your stock certificates to Columbia’s exchange agent before the close of business on                     , 2004, which is five days prior to the anticipated date of the completion of the merger. Your election choices and election procedures are described beginning on page          of this proxy statement/prospectus.

What is the deadline for receipt of my election form?

[COLOR] election forms must be received by the exchange agent by 5:00 p.m., Pacific Standard Time, on                     , 2004.

May I change my election once it has been submitted?

Yes. You may change your election so long as your new election is received by the exchange agent prior to 5:00 p.m. on                     , 2004. To change your election, you must send the exchange agent a written notice revoking any election previously submitted. You may at that time provide a new election.

What happens if I do not make an election prior to the deadline?

If you fail to submit a valid [COLOR] election form to the exchange agent prior to 5:00 p.m. on                     , 2004, then you will be deemed to have made no election and will be issued shares of Columbia common stock in the merger, unless this would result in more than 1,277,750 Columbia shares being issued, in which case you will be paid cash for your shares to the extent necessary to avoid an oversubscription for shares.

When should I send in my stock certificates?

Please DO NOT send in your stock certificates with your proxy card. YOU SHOULD FOLLOW THE INSTRUCTIONS PROVIDED TO YOU WITH THE [COLOR] ELECTION FORM REGARDING HOW AND WHEN TO SURRENDER YOUR STOCK CERTIFICATES. You should send the proxy card in the enclosed [WHITE] envelope and the [COLOR] election form in the enclosed [COLOR] envelope.

When and where will the special meeting take place?

Bank of Astoria will hold a special meeting of its shareholders on                     , 2004, at              p.m., at                                                              .

How do I vote?

To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date, and mail your proxy card in the enclosed [WHITE] envelope as soon as possible so that your shares will be represented at the special meeting.

Why is my vote important?

If you fail to vote, that will have the same effect as voting against approval of the merger agreement. Approval of the merger agreement requires the affirmative vote of at least two-thirds of the outstanding shares of Bank of Astoria common stock. The directors and executive officers of Bank of Astoria and their affiliates own and have the right to vote [316,962] shares representing [13%] of the shares entitled to be voted at the meeting and they have agreed to vote for the merger.

If my shares are held in “street name” by my broker, will my broker vote my shares for me?

No. Your broker will not vote your shares unless you provide instructions on how to vote. Consequently, it is important that you follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you fail to instruct your broker on how to vote your shares, the effect will be the same as if you voted against the merger.

What happens if I return my proxy but do not indicate how to vote my shares?

If you sign and return your proxy card, but do not provide instructions on how to vote your shares, your shares will be voted “FOR” approval of the merger agreement.

Can I change my vote after I have mailed my signed proxy card?

Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares are held in your own name, you may change your vote as follows:

•	You may send a written notice stating that you would like to revoke your proxy and provide new instructions on how to vote;

•	You may complete and submit a later-dated proxy card; or

•	You may attend the meeting and vote in person. If you intend to vote in person and your shares are held by a broker, you should contact your broker for instructions.

If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to Bank of Astoria’s secretary prior to the special meeting.

If your shares are held in “street name” by a broker and you have instructed the broker to vote your shares, you must follow instructions received from your broker to change your vote.

Who may vote at the meeting?

The board of directors of Bank of Astoria has set                     , 2004, as the record date for the meeting. If you were the owner of Bank of Astoria common stock at the close of business on                     , 2004, you may vote at the meeting.

When will the merger occur?

We presently expect to complete the merger by                     , 2004. The merger will occur after approval of the shareholders of Bank of Astoria is obtained and the other conditions to the merger are satisfied or waived. Columbia and Bank of Astoria are working toward completing the merger as quickly as possible.

How soon after the merger is completed can I expect to receive my cash or Columbia common stock?

Columbia will work with its exchange agent to distribute consideration payable in the merger as promptly as practicable following the completion of the merger.

What do I need to do now?

We encourage you to read this proxy statement/prospectus in its entirety. Important information is presented in greater detail elsewhere in this document and documents governing the merger are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about Columbia and Bank of Astoria that may be important to you is incorporated by reference into this document from documents separately filed by Columbia with the Securities and Exchange Commission (“SEC”) and by Bank of Astoria with the Federal Deposit Insurance Corporation (“FDIC”). This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC and the FDIC.

Following review of this proxy statement/prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares can be voted at Bank of Astoria’s special meeting of shareholders.

Additionally, please complete, sign and dated the [COLOR] Election Form, and follow the instructions in the [COLOR] Election Form regarding how and when to surrender your stock certificates. The [COLOR] Election Form, together with your stock certificates if appropriate, should be sent in the enclosed [COLOR] envelope to Columbia’s exchange agent before the close of business on             , 2004.

What if I choose not to read the incorporated documents?

Information contained in a document that is incorporated by reference is part of this proxy statement/prospectus, unless it is superseded by information contained directly in this proxy statement/prospectus or in documents filed with the SEC or the FDIC after the date of this proxy statement/prospectus. Information that is incorporated from another document is considered to have been disclosed to you WHETHER OR NOT YOU CHOOSE TO READ THE DOCUMENT.

What are the tax consequences of the merger to me?

We expect that for United States federal income tax purposes, the exchange of shares of Bank of Astoria common stock solely for shares of Columbia common stock generally will not cause you to recognize any taxable gain or loss. We also expect that if you receive a combination of cash and stock in exchange for your Bank of Astoria shares, you will be required to recognize any gain to the extent cash is received in the merger, and you will not be entitled to recognize any loss realized. If you receive solely cash in the merger, you will recognize any gain or loss realized on the disposition of your Bank of Astoria shares. We urge you to consult your tax adviser to fully understand the tax consequences of the merger to you. Tax matters are very complicated and in many cases tax consequences of the merger will depend on your particular facts and circumstances.

What risks should I consider?

You should review carefully our discussion of “Risk Factors” beginning on page         . You should also review the factors considered by the Bank of Astoria board of directors in approving the merger agreement. See “The Merger—Background of the Merger” beginning on page          and “Reasons for the Merger—Bank of Astoria” beginning on page         .

Who can help answer my questions?

You may write or call                                                          , with any questions about the merger or Bank of Astoria’s special meeting of shareholders.

This proxy statement/prospectus does not cover any resale of the securities to be received by shareholders of Bank of Astoria upon consummation of the proposed merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

The date of this proxy statement/prospectus is                     , 2004.

SUMMARY

This summary, together with the preceding section entitled “Questions and Answers about this Document and the Merger,” highlights selected information about this proxy statement/prospectus. We urge you to read carefully the entire proxy statement/prospectus and any other documents to which we refer to fully understand the merger. The Plan and Agreement of Merger is attached as Appendix A to this proxy statement/prospectus. Each item in the summary refers to the page in this proxy statement/prospectus where that subject is discussed in more detail.

Information About Columbia and Bank of Astoria (See pages         ).

Columbia Banking System, Inc.

1301 “A” Street

Tacoma, WA 98402

(253) 305-1900

Columbia is a bank holding company headquartered in Tacoma, Washington, that engages in a general banking business primarily through its banking subsidiary, Columbia State Bank.

Columbia State Bank is a Washington-chartered, commercial bank that engages in a general banking business through 34 locations in the Puget Sound region of Washington, as well as the Longview and Woodland communities in southwestern Washington. Columbia State Bank provides a variety of financial products and services for both business and individual customers, including deposit, loan, mortgage and investment services designed to meet substantially all of the financial needs of its customers. Deposits of Columbia State Bank are insured by the FDIC.

As of March 31, 2004, Columbia had total assets of approximately $1.8 billion, total net loans receivable and loans held for sale of approximately $1.1 billion, total deposits of approximately $1.6 billion and approximately $163 million in shareholders’ equity. Columbia common stock trades on the Nasdaq National Market under the symbol “COLB.”

Bank of Astoria

P.O. Box 28

1122 Duane Street

Astoria, OR 97103

(503) 325-2228

Bank of Astoria is an Oregon-chartered, commercial bank headquartered in Astoria, Oregon, that provides banking services to businesses and to individuals through five full service branch offices located in the western portions of Clatsop and Tillamook Counties, Oregon in the northern Oregon coastal area. As of March 31, 2004, Bank of Astoria had total assets of approximately $151.4 million, total loans receivable of approximately $97.3 million, total deposits of approximately $135.9 million and approximately $15.5 million in shareholders’ equity. Deposits of Bank of Astoria are insured by the FDIC.

Bank of Astoria Will Merge into a to-be-formed Subsidiary of Columbia (See page         ).

The merger agreement provides for the merger of Bank of Astoria into a to-be-formed subsidiary of Columbia. In the merger, your shares of Bank of Astoria common stock will be exchanged for cash, shares of Columbia common stock or a combination of cash and stock. After the merger, you will no longer own shares of Bank of Astoria. The directors of Bank of Astoria before the merger will continue to serve as the directors of Bank of Astoria after the merger; however, certain representatives chosen by Columbia will be added to the board of Bank of Astoria after the merger and two members of the current board of directors will retire on the later of the closing of the merger or December 31, 2004. There are no plans to close any of the offices of Bank of Astoria as a result of the merger.

The merger agreement is attached as Appendix A to this document. We encourage you to read the merger agreement in its entirety.

Bank of Astoria Special Meeting (See page         ).

The special meeting of shareholders of Bank of Astoria will be held at                                         , Oregon, on                     , 2004 at              p.m., local time. At the meeting you will be asked to consider and vote upon a proposal to approve the merger agreement and consider and act upon such other matters as may properly come before the meeting or any adjournment of the meeting.

You will be entitled to vote at the Bank of Astoria special meeting if you owned Bank of Astoria common stock at the close of business on                     , 2004. As of that date there were                      shares of Bank of Astoria common stock entitled to be voted at the special meeting.

Approval of the Merger Agreement Requires the Affirmative Vote of 66 2/3% of the Outstanding Shares of Bank of Astoria Common Stock (See page         ).

In order to approve the merger agreement, at least 66 2/3% of the outstanding shares of Bank of Astoria common stock as of the record date must be voted at the special meeting in favor of approval. Columbia’s shareholders do not have to vote on the transaction.

As of the record date for the meeting, directors and executive officers of Bank of Astoria, and their affiliates, owned approximately [13]% (excluding shares issuable upon exercise of outstanding options) of the outstanding shares of Bank of Astoria common stock. The directors and certain officers of Bank of Astoria have agreed to vote their shares in favor of approval of the merger agreement.

What Bank of Astoria Shareholders Will Receive in the Merger (See page         ).

Under the terms of the merger agreement, Columbia will issue 1,277,750 shares of its common stock and pay $18,180,586 in cash for all shares of Bank of Astoria common stock outstanding as of the date of the merger agreement.

If you own more than 100 shares and do not vote against the merger or provide notice of dissent, you may elect to receive in exchange for each of your shares of Bank of Astoria common stock either (1) all cash, without interest, (2) all shares of Columbia common stock, or (3) a combination of cash, without interest, and shares of Columbia common stock, in each case subject to the election and allocation procedures described in this proxy statement/prospectus. Because the total amount of cash and stock to be issued by Columbia in the merger is fixed, you may not receive cash or stock in chosen amounts.

The actual amount of cash or number of shares of Columbia common stock that you will receive for each of your shares of Bank of Astoria common stock cannot be determined until the fifth business day immediately prior to the effective date of the merger (the “determination date”). Those amounts will be determined based on a formula set forth in the merger agreement and described under the heading “The Merger—Merger Consideration” beginning on page         . The formula is intended to substantially equalize the value of the consideration to be received for each share of Bank of Astoria common stock, as measured during the valuation period ending on the determination date, regardless of whether you elect to receive cash or stock.

For example, if the average closing price of Columbia common stock during the valuation period was $21.50, Bank of Astoria shareholders would receive consideration for each of their shares as follows:

•	A Bank of Astoria shareholder receiving only cash would receive $19.34 in cash per Bank of Astoria share; and.

•	A Bank of Astoria shareholder receiving only stock would receive 0.8993 shares of Columbia common stock per Bank of Astoria share (with a value, based on such average closing price, of $19.34 per share).

In each case consideration received would be subject to the allocation procedures described under the heading “The Merger—Allocation” beginning on page          of this proxy statement/prospectus.

Stated differently, assuming a Bank of Astoria shareholder owns 200 shares of Bank of Astoria common stock (and based on the $21.50 assumed average closing price set forth in the preceding paragraph), if such shareholder made:

•	an all stock election, such shareholder would receive 179 shares of Columbia common stock (and cash in lieu of a fractional share) having a total value of approximately $3,868;

•	an all cash election, such shareholder would receive approximately $3,868 in cash;

•	a mixed election, such shareholder would receive 108 shares of Columbia common stock and cash of $1,545 (including cash in lieu of a fractional share), which together with the stock, would have a total value of $3,868; or

•	a special election of 50% stock and 50% cash, such shareholder would receive 89 shares of Columbia common stock and cash of $1,955 (including cash in lieu of a functional share), which together with the stock, would have a total value of approximately $3,868.

The actual amounts received will depend on the average closing price of Columbia common stock as of the determination date and the actual allocation of cash and stock will be subject in each case to the allocation procedures described under the heading “The Merger—Allocation” beginning on page         . Actual values of Columbia common stock received will depend on the market price of Columbia common stock at the time of the merger.

You will find a table on page          of this proxy statement/prospectus that sets forth, based on a range of assumed average closing prices, the per share cash consideration and the per share stock consideration that would be received by Bank of Astoria shareholders, as well as the value of such stock consideration based on the assumed average closing price of Columbia common stock during the applicable valuation period. An additional table appears on page         , which gives examples of the amount of Columbia common stock and cash that may be received based on three of the possible elections by a hypothetical Bank of Astoria shareholder.

You May Elect to Receive Cash or Stock Consideration (See page         ).

In the merger, if you own more than 100 shares of Bank of Astoria common stock and do not vote against the merger or provide a notice of dissent, you may elect to receive in exchange for your shares either:

•	all cash,

•	all Columbia common stock,

•	a predetermined split of cash and Columbia common stock based on the percentage of each to be issued by Columbia in the merger, or

•	a mix of cash and Columbia common stock that you select in 5% increments.

If you own 100 or fewer shares of Bank of Astoria common stock, you will be treated as if you made an all cash election. If you vote against the merger or provide a notice of dissent, you will receive cash for your shares unless you perfect your dissenters’ rights. If you perfect your dissenters’ rights, your shares will be repurchased for cash as provided under the Oregon Bank Act. See “The Merger—Dissenters’ Rights of Appraisal” on page          and “The Merger—Allocation” on page         .

However, since Columbia is issuing a fixed number of shares of Columbia common stock and paying a fixed amount of cash, you may not receive the form of consideration that you elect with respect to all of your shares of Bank of Astoria common stock (unless you elect to receive the predetermined split of cash and Columbia common stock based on percentages of each to be issued by Columbia in the merger). If the elections result in an oversubscription of the pool of cash or Columbia common stock, certain procedures for allocating cash and Columbia common stock will be followed by the exchange agent. See “The Merger—Allocation” beginning on page          of this proxy statement/prospectus.

With this proxy statement/prospectus, you will receive a [COLOR] election form with instructions for making your election as to the form of consideration that you prefer to receive in the merger. The available elections, election procedures and deadline for making elections are described under the heading “The Merger—Election Procedure” beginning on page          of this proxy statement/prospectus. If you fail to submit a valid [COLOR] election form by the election deadline, you will be issued Columbia common stock in the merger unless this would result in an oversubscription for common stock, in which case you will be paid cash for your shares to the extent necessary to avoid an oversubscription.

Bank of Astoria’s Reasons for the Merger (See page         ).

In reaching its determination to approve the merger agreement, the Bank of Astoria board of directors consulted with Bank of Astoria’s management and its financial and legal advisors, and considered a number of factors. Certain factors considered by the Bank of Astoria board that contributed to the board’s approval of the merger are as follows:

•	Terms of the Merger. The terms of the merger, including the consideration being paid and various other documents related to the merger and the structure of the merger. The fact that when the merger was publicly announced, the aggregate consideration being paid to Bank of Astoria’s shareholders represented a premium over the closing market price for shares of Bank of Astoria common stock on the trading day prior to the public announcement of the merger.

•	Fairness Opinion. Sandler O’Neill’s opinion, discussed below in “Opinion of Bank of Astoria Financial Advisor,” stating that based upon and subject to, the assumptions made, matters considered and qualifications and limitations stated in the opinion, as of June 7, 2004, the merger consideration was fair to Bank of Astoria shareholders from a financial point of view.

•	Liquidity. The expectation that combined capitalization and the historic liquidity of Columbia common stock will provide greater liquidity for Bank of Astoria shareholders.

•	Balance Sheet Strength. The belief that Bank of Astoria’s balance sheet with strong core deposits complements Columbia’s historic loan production volumes and capacity. Bank of Astoria’s capital position also provides support to Columbia in reaching optimal leverage for earnings and loan growth.

•	Geographic diversification. Bank of Astoria’s market area is primarily located in the northern Oregon coast. The Bank of Astoria board of directors believes Bank of Astoria’s markets are an excellent fit with Columbia’s market areas, which include southwestern Washington. The board of directors also noted that the two banks did not have overlapping branches in any of their respective markets and that the merger will provide Bank of Astoria’s customers with more locations to receive service.

•	Products & Services. The fact that Bank of Astoria’s customers would be afforded new products and services not previously available. For instance, it will be possible to accommodate larger credit relationships, international banking services including letters of credit, and enhanced cash management services.

•	Autonomy. The fact that Columbia intends to initially operate Bank of Astoria as a separate subsidiary under the direction and control of Bank of Astoria’s current management team, under the name “Bank of Astoria.”

•	Corporate Values. The understanding that Columbia and Bank of Astoria share a common vision of the importance of customer service and local decision making and that management and employees of Bank of Astoria and Columbia possess complementary skills and expertise. The two organizations also consider service to their respective communities to be a core value.

•	Financing. The fact that Columbia has existing resources to fund the cash portion of the merger consideration.

•	Future Prospects. The expectation that future earnings prospects will be stronger on a combined basis.

•	Industry Trends. The trends such as the consolidation occurring in the banking industry and the increased competition from other financial institutions.

•	Other Strategies. The alternatives to the merger and the timing and likelihood of the alternatives.

•	Employee Matters. The expectation that the merger will generally expand the career opportunities and employee benefits available to many Bank of Astoria employees.

•	Directors and Executive Officers. The fact that the current members of the Bank of Astoria board of directors will continue to serve until the later of December 31, 2004 or the closing of the merger. At that time, two of the current members will retire from the Bank of Astoria board of directors, but will remain on an advisory board. The remaining members are expected to continue serving on the Bank of Astoria board of directors. Cheri Folk, Rhonda Wills, and Heather Seppa will continue to be employed in their current positions at the Bank of Astoria following the closing of the merger. Julie Adelman will continue in her position until March 31, 2005. The expectation that the continuing involvement of Bank of Astoria’s current directors and executive officers will provide a degree of continuity and involvement by Bank of Astoria constituencies following the merger, in furtherance of the interests of Bank of Astoria shareholders, customers and employees.

•	Due Diligence Results. Management’s presentation of due diligence results.

•	Tax free reorganization. The expectation that the merger will constitute a reorganization under section 368(a) of the Internal Revenue Code (see “The Merger—Federal Income Tax Consequences of the Merger” on page ).

•	Approvals. The likelihood of receiving required regulatory approvals in a timely fashion and the likelihood that the merger would be completed.

•	Constituencies. The expected impact of the merger on the constituencies served by Bank of Astoria, including its customers, depositors, employees, and communities.

Additional factors are discussed under the heading “The Merger—Reasons of Bank of Astoria for the Merger” beginning on page         .

Certain Federal Income Tax Consequences (See page         ).

Neither Bank of Astoria nor Columbia is required to complete the merger unless it receives a legal opinion of Columbia’s counsel that the merger will be treated as a “reorganization” for federal income tax purposes. Assuming such opinions are received, we expect that for United States federal income tax purposes, Bank of Astoria shareholders generally will not recognize any gain or loss on the conversion of shares of Bank of Astoria common stock into shares of Columbia common stock (although the receipt of any cash will be a taxable event). This tax treatment may not apply to some Bank of Astoria shareholders. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors not within our control. You should consult your own tax advisor for a full understanding of the merger’s tax consequences to you.

The Bank of Astoria Board of Directors Recommends Shareholder Approval of the Merger (See page         ).

The Bank of Astoria board of directors believes that the merger is in the best interests of the Bank of Astoria shareholders and has unanimously approved the merger agreement. The Bank of Astoria board of directors recommends that Bank of Astoria shareholders vote “FOR” approval of the merger agreement.

Bank of Astoria’s Financial Advisor Says the Merger Consideration is Fair to Bank of Astoria Shareholders From a Financial Point of View (See page         ).

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) has served as financial advisor to Bank of Astoria in connection with the merger. It has given an opinion to the Bank of Astoria board of directors that, as of June 7, 2004 (the date the Bank of Astoria board of directors voted to approve the merger), the consideration Columbia will pay for the Bank of Astoria common stock is fair to Bank of Astoria shareholders from a financial point of view. Sandler O’Neill’s opinion is expressly based upon and subject to, the assumptions made, matters considered and qualifications and limitations stated in the opinion. Sandler O’Neill has confirmed its opinion as of the date of this proxy statement/prospectus. A copy of the updated opinion delivered by Sandler O’Neill is attached to this document as Appendix C. You should read the opinion carefully and in its entirety.

Bank of Astoria agreed to pay Sandler O’Neill a fee for its services not to exceed $500,000 (plus expenses in an amount not to exceed $15,000) all of which is contingent and payable upon the closing of the merger. The exact amount of the fee is based upon on the value of the aggregate consideration paid by Columbia at the closing of the merger. Bank of Astoria has paid Sandler O’Neill a fee of $100,000 for rendering its opinion, which fee will be credited against the transaction fee payable to Sandler O’Neill.

Bank of Astoria’s Officers and Directors Have Interests in the Merger that Are Different from or in Addition to Their Interests as Shareholders (See page         ).

Certain members of Bank of Astoria’s management have interests in the merger that are different from, or in addition to, their interests as Bank of Astoria shareholders. These interests arise out of existing option agreements and employment agreements that they have entered into with Bank of Astoria, severance and supplemental compensation agreements between certain officers and Columbia that take effect upon completion of the merger, and provisions in the merger agreement relating to indemnification and continuing service of certain directors. See “The Merger—Interests of Certain Persons in the Merger” beginning on page         .

The Bank of Astoria board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

The Merger Is Expected to Occur in the Third Quarter of 2004 (See page         ).

The merger is expected to occur on the first business day that is at least one day after all of the conditions to its completion under the merger agreement have been satisfied or waived. Currently, we anticipate that the merger will occur by September 30, 2004. However, we cannot assure you when or if the merger will occur.

Completion of the Merger Is Subject to Satisfaction or Waiver of Certain Conditions (See page         ).

Completion of the merger is subject to the satisfaction or waiver of certain conditions including, among others:

•	approval of the merger agreement by shareholders holding 66 2/3% or more of the outstanding shares of Bank of Astoria common stock;

•	approval of the merger by federal and state regulatory authorities;

•	accuracy of the other party’s representations in the merger agreement;

•	compliance by the other party with all material terms, covenants and conditions of the merger agreement; and

•	with respect to Columbia’s obligation to close the merger, the existence of a specified minimum Tangible Equity Capital level of Bank of Astoria as of the closing of the merger.

We May Not Complete the Merger Without All Required Regulatory Approvals (See page         ).

The merger must be approved by the FDIC, the Federal Reserve and the Oregon Department of Consumer and Business Services. We have filed applications with these regulatory bodies seeking such approval. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them.

Columbia or Bank of Astoria Can Terminate the Merger Agreement (See page         ).

Columbia and Bank of Astoria can mutually agree to abandon the merger (and terminate the merger agreement) at any time prior to the time the merger is completed, even after shareholder approval. Also, either Bank of Astoria or Columbia can decide, without the consent of the other, to abandon the merger in a number of situations, including:

•	The other party breaches a representation, warranty or covenant in the merger agreement and the breach is not cured within 30 days following receipt by the breaching party of written notice of the breach (or the breach, by its nature, cannot be cured prior to the closing), provided that in the case of a representation or warranty, the breach would have a material adverse effect on the breaching party;

•	The Bank of Astoria board of directors fails to recommend to its shareholders the approval of the merger;

•	The merger has not been completed by January 31, 2005;

•	Bank of Astoria shareholder approval is not received at the special meeting; or

•	A regulatory authority denies a necessary approval or issues an order preventing the merger (subject to the parties’ right to appeal such denial or order).

Columbia may also terminate the merger agreement if holders of 10% or more of the outstanding shares of Bank of Astoria have either provided notice of dissent in accordance with Oregon law prior to the special shareholders’ meeting or voted against the merger, surrendered their stock certificates and not withdrawn their dissenters’ rights.

Subject to certain conditions, the Bank of Astoria board of directors may terminate the merger agreement if it determines that it has received a superior acquisition proposal from a third party and it would not be consistent with its fiduciary duties to Bank of Astoria and its shareholders under applicable law to continue with the merger. One such condition is that the merger may be so terminated by Bank of Astoria only after the fifth day following Columbia’s receipt of written notice advising Columbia that the board of directors of Bank of Astoria is prepared to accept a superior proposal, and only if, during such five-day period, if Columbia so elects, Bank of Astoria negotiates in good faith with Columbia to make such adjustments in the terms and conditions of the merger agreement as would enable Bank of Astoria to proceed with the merger on such adjusted terms. In any event, Bank of Astoria may not so terminate the merger agreement unless, concurrently with the termination of the merger agreement, Bank of Astoria enters into a letter of intent, agreement in principle, acquisition agreement or other similar agreement related to a superior proposal.

Bank of Astoria may also terminate the merger agreement if (i) the average closing price of Columbia common stock over the 15 trading days preceding the determination date (which is the fifth day prior to the effective date of the merger) is less than $18.14, and (ii) Columbia’s stock price has underperformed an index group of banks specified in the merger agreement by more than 15% since April 28, 2004. If, however, Columbia elects to increase the amount of cash being paid in the merger to make up the difference between the average closing price and $18.14, then the merger agreement may not be terminated. See “The Merger—Termination of the Merger Agreement—General” beginning on page         .

Either Bank of Astoria or Columbia, as the Case May Be, Must Pay a Termination Fee Under Certain Circumstances (See page         ).

The merger agreement provides that Bank of Astoria must pay Columbia a termination fee of $500,000 if Columbia terminates the merger agreement due to a breach by Bank of Astoria of its representations or covenants, or if the Bank of Astoria board of directors does not recommend approval of the merger to Bank of Astoria shareholders. If either Columbia or Bank of Astoria terminate the merger agreement due to failure to obtain shareholder approval, then Bank of Astoria must pay Columbia a no-approval fee of $150,000.

The merger agreement also provides that Columbia must pay Bank of Astoria a termination fee of $500,000 if Bank of Astoria terminates the merger agreement due to a breach by Columbia of its representations or covenants.

Bank of Astoria Must Pay Columbia a Break-up Fee Under Certain Circumstances (See page         ).

Under the merger agreement, Bank of Astoria must pay Columbia a break-up fee of $1.5 million (less the amount of any termination fee or no-approval fee, as described above), if both the following occur:

1. the merger agreement is terminated by either Columbia or Bank of Astoria due to lapse of time (and prior to such termination the shareholders of Bank of Astoria have not previously approved the merger); or due to no shareholder approval; or due to a Superior Proposal (as defined in the merger agreement); and

2. within six months following such termination, Bank of Astoria enters into any Acquisition Agreement (as defined in the merger agreement) for, or publicly announces an intention to engage in, an Acquisition Proposal (as defined in the merger agreement) or Superior Proposal that subsequently closes.

Bank of Astoria agreed to pay a break-up fee under the circumstances described above in order to induce Columbia to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire Bank of Astoria.

Bank of Astoria Shareholders Will Have Different Rights After the Merger (See page         ).

The rights of Bank of Astoria shareholders are governed by Oregon law, as well as Bank of Astoria’s articles of incorporation and bylaws. After completion of the merger, however, the rights of the former Bank of Astoria shareholders receiving Columbia common stock in the merger will be governed by Washington law, as well as Columbia’s articles of incorporation and bylaws. Although Washington law and Columbia’s articles of incorporation and bylaws are similar in many ways to Oregon law and Bank of Astoria’s articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of Bank of Astoria shareholders.

The Merger will be Accounted for Under the Purchase Method of Accounting (See page         ).

The merger will be accounted for under the purchase method of accounting, as such term is used under accounting principles generally accepted in the United States.

Bank of Astoria Shareholders Have Dissenters’ Rights (See page         ).

Under Oregon law, Bank of Astoria shareholders have the right to dissent from the merger and receive cash for the fair value of their shares of Bank of Astoria common stock. To perfect dissenters’ rights, a Bank of Astoria shareholder must send or deliver a notice to Bank of Astoria prior to the special meeting or vote against the merger, and then send a written demand to Bank of Astoria with such shareholder’s stock certificates enclosed within 30 days after the meeting. In any case, a shareholder electing to dissent must strictly comply with all the procedures required by Oregon law. These procedures are described more fully later in this document, and a copy of the relevant portions of Oregon law is attached as Appendix B.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements” on page         , you should consider the matters described below carefully in determining whether to approve the merger agreement and the transactions contemplated by the merger agreement.

Because of the closing conditions in the merger agreement and the possibility that either Bank of Astoria or Columbia may terminate the merger agreement in specific instances, there can be no assurance when or even if the merger will be completed.

The completion of the merger is subject to the satisfaction or waiver of a number of closing conditions, including, among others, that:

•	Bank of Astoria obtain approval of the merger agreement by holders of 66 2/3% or more of the outstanding shares of Bank of Astoria common stock as of the record date;

•	Representations and warranties in the merger agreement be true and correct as of the closing date to the extent that any inaccuracy would individually or in the aggregate have a material adverse effect on the party providing the representation;

•	During the period from the date of execution of the merger agreement through the effective date of the merger, no damage, destruction, loss (whether or not covered by insurance), or other event or sequence, has occurred which, individually, or in the aggregate, has had or potentially may have a material adverse effect with respect to either party;

•	There be no action or proceeding commenced or threatened by any governmental agency to restrain or prohibit or invalidate the merger;

•	The number of shares of Bank of Astoria common stock for which cash is payable because of the exercise of dissenters’ rights of appraisal under Oregon law does not exceed in the aggregate 10% of the outstanding shares of Bank of Astoria common stock;

•	The parties obtain all necessary regulatory consents and approvals;

•	Bank of Astoria must meet a Tangible Equity Capital requirement at closing and not exceed a merger fee limitation;

•	Bank of Astoria’s allowance for loan and lease losses at closing must be adequate to absorb estimable and probable loan and lease losses; and

•	Columbia and Bank of Astoria have received an opinion from Graham & Dunn, P.C., counsel to Columbia, that the merger will be treated as a reorganization within the meaning of section 368(a) of the Internal Revenue Code.

There can be no assurance that the parties will be able to satisfy the closing conditions of the merger agreement or that closing conditions that are beyond their control will be satisfied or waived. If Bank of Astoria and Columbia are unable to satisfy all the conditions or such conditions are otherwise not satisfied, either party will not be required to complete the merger.

The merger agreement limits Bank of Astoria’s ability to pursue other transactions and provides for the payment of a break up fee if we do so.

While the merger agreement is in effect and subject to very narrow exceptions, Bank of Astoria and its directors, officers and agents are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits Bank of Astoria’s ability to seek offers that may be superior from a financial point of view from other possible acquirers. If Bank of Astoria receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Columbia and the merger agreement is terminated, Bank of Astoria may be required to pay a $1.5 million break up fee. This fee makes it less likely that a third party will make an alternative acquisition proposal.

Under certain conditions, the merger agreement requires Bank of Astoria to pay a termination and no-approval fee.

Under certain circumstances, Columbia can terminate the merger agreement and require Bank of Astoria to pay a termination fee of $500,000. In the event that Bank of Astoria’s shareholders fail to approve the merger at the special meeting, then Bank of Astoria must pay Columbia a no approval fee of $150,000.

Failure to complete the merger could negatively impact Bank of Astoria’s stock price.

If the merger is not completed for any reason, the price of Bank of Astoria common stock may decline to the extent that the current market price of its common stock reflects a market assumption that the merger will be completed. On                     , 2004, the closing price of Bank of Astoria’s common stock on the Nasdaq OTC Bulletin Board was [$            ] per share.

Because the market price of Columbia common stock may fluctuate, you cannot be sure of the value of the merger consideration that you will receive.

Upon completion of the merger, each share of Bank of Astoria common stock will be converted into merger consideration consisting of shares of Columbia common stock, cash or common stock and cash as provided in the merger agreement. The value of the merger consideration to be received by Bank of Astoria shareholders will be based on the average closing price of Columbia common stock during the 15 trading day valuation period ending on the fifth business day prior to the effective date. This average price may vary from the price of Columbia common stock on the date the merger was announced, the date that this document is mailed to Bank of Astoria shareholders, the date of the special meeting of Bank of Astoria shareholders, or the date the merger is completed. Because Columbia is issuing a fixed amount of shares as part of the merger consideration, any change in the price of Columbia common stock prior to completion of the merger will affect the value of the merger consideration that you will receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control.

Accordingly, at the time of the Bank of Astoria special meeting, you will not be able to determine the value of the cash consideration or the number of any shares of Columbia stock you would receive upon completion of the merger. We urge you to obtain current market quotations for Columbia and Bank of Astoria common stock.

You may not receive the form of merger consideration that you elect.

The merger agreement provides that the aggregate consideration to be received by Bank of Astoria shareholders in the merger will be $18,180,586 in cash and 1,277,750 shares of Columbia common stock. If elections are made by Bank of Astoria shareholders that would result in their receiving more or less cash or Columbia common stock than these amounts, then certain of those shareholders will have the consideration of the form they selected reduced by a pro rata amount and will receive a portion of their consideration in the form that they did not elect. For a detailed description of the allocation procedures, please see the discussion under the heading “The Merger” beginning on page         .

Accordingly, unless you elect to receive the predetermined split of cash and stock based on the total mix of cash and stock issued in the merger, there is a risk that you will receive a portion of the merger consideration in the form that you do not elect, which could result in, among other things, tax consequences that differ from those that would have resulted had you received the form of consideration you elected (including with respect to the recognition of taxable gain to the extent cash is received). See “The Merger—Federal Income Tax Consequences” beginning on page         .

Moreover, even if you elect to receive the predetermined split of cash and stock, you will not know the exact percentages of cash and Columbia common stock that you will receive until after the consummation of the merger.

Combining our two companies may be more difficult, costly or time-consuming than we expect.

Columbia and Bank of Astoria have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of our banks.

The market price of Columbia common stock may be affected by factors different from those affecting Bank of Astoria common stock.

Upon completion of the merger, many holders of Bank of Astoria common stock will become holders of Columbia common stock. Some of Columbia’s current businesses and markets differ from those of Bank of Astoria and, accordingly, the results of operations of Columbia after the merger may be affected by factors different from those currently affecting the results of operations of Bank of Astoria. For a discussion of the businesses of Columbia and Bank of Astoria and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this document and referred to under “Where You Can Find More Information,” on page         .

Columbia may grow through future acquisitions, which could, in some circumstances, adversely affect net income.

Columbia anticipates engaging in selected acquisitions of financial institutions and assets in the future. There are risks associated with Columbia’s acquisition strategy that could adversely impact net income. See “Information Concerning Columbia” starting at page         . These risks include, among others, incorrectly assessing the asset quality of a particular institution being acquired, encountering greater than anticipated costs of incorporating acquired businesses into Columbia, and being unable to profitably deploy funds acquired in an acquisition. Furthermore, we can give you no assurance about the extent to which Columbia can continue to grow through acquisitions.

In the future, Columbia may issue capital stock in connection with additional acquisitions. These acquisitions and related issuances of stock may have a dilutive effect on earnings per share and ownership. Columbia does not currently have any definitive understandings or agreements for any acquisitions material to Columbia other than the merger agreement with Bank of Astoria. However, as noted above, Columbia anticipates that it will continue to expand by acquisition in the future.

Columbia has various anti-takeover measures that could impede a takeover of Columbia.

Columbia has various anti-takeover measures in place, some of which are listed below. Any one or more of these measures may impede the takeover of Columbia without the approval of the Columbia board of directors and may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Columbia common stock. See “Comparison of Certain Rights of Holders of Columbia and Bank of Astoria Common Stock” on page         . The anti-takeover measures include various charter provisions providing for, among other things, preferred stock, super majority approval for certain business transactions, and consideration of non-monetary factors in evaluating a takeover proposal.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Columbia’s and Bank of Astoria’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements:

•	our business may not be integrated successfully, or such integration may take longer to accomplish than expected;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected;

•	adverse governmental or regulatory policies may be enacted;

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

•	the risks associated with continued diversification of assets and potential adverse changes in credit quality;

•	increased loan delinquency rates;

•	competition from other financial services companies in our markets; and

•	the risk of an economic slowdown adversely affecting credit quality and loan originations.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Columbia’s reports filed with the SEC, or in Bank of Astoria’s reports filed with the FDIC.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Columbia or Bank of Astoria or any person acting on behalf of Columbia or Bank of Astoria are expressly qualified in their entirety by the cautionary statements above. Neither Columbia nor Bank of Astoria undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

INFORMATION CONCERNING COLUMBIA

Columbia is a registered bank holding company whose wholly-owned subsidiary, Columbia State Bank, conducts a full-service commercial banking business. Headquartered in Tacoma, Washington, Columbia provides a full range of banking services to small and medium-sized business, professionals and other individuals through 34 banking offices located in the Tacoma metropolitan area and contiguous parts of the Puget Sound region of Washington, as well as the Longview and Woodland communities in southwestern Washington. Its website address is www.columbiabank.com.

Substantially all of Columbia’s loans, loan commitments and core deposits are geographically concentrated in its service areas. Columbia State Bank is a Washington state-chartered commercial bank, the deposits of which are insured by the FDIC. Columbia State Bank is subject to regulation by the FDIC and the Washington State Department of Financial Institutions Division of Banks. Although Columbia State Bank is not a member of the Federal Reserve System, the Board of Governors of the Federal Reserve System has certain supervisory authority over Columbia, which can also affect Columbia State Bank.

Columbia’s goal is to be a leading community banking company headquartered in the Pacific Northwest and to consistently increase earnings and shareholder value. Columbia seeks to be recognized in all markets that it serves as the bank of choice for retail deposit customers, small to mid-sized businesses and affluent households. Strategic business combinations may augment Columbia’s internal growth.

In order to fund its lending activities and allow for increased contact with customers, Columbia utilizes a branch system to better serve retail and business customer depositors. Columbia believes this mix of funding sources will enable it to expand lending activities while attracting a stable core deposit base. In order to support its strategy of market penetration and increased profitability, while continuing its personalized banking approach and its commitment to asset quality, Columbia has invested in experienced branch, lending and administrative personnel and has incurred related costs in the creation of its branch network. Many of these branches are becoming established in their markets, and management anticipates that Columbia’s expense ratios will decline as its branches mature.

The economy of Columbia’s primary market area (the Tacoma, Washington metropolitan area and contiguous parts of the Puget Sound region) while primarily dependent upon aerospace, foreign trade and natural resources, including agriculture and timber, has become more diversified over the past decade. The success of software companies such as Microsoft and the establishment of numerous research and biotechnology firms has added to the economic base of the region. Additionally, several military bases are located in Columbia’s market areas.

Pierce County is located in the South Puget Sound region and Tacoma is the largest city in the county. With 21 branches in Pierce County at the end of 2003, Columbia has positioned itself to increase its market share in this county of approximately 734,000 residents, the second most populous county in Washington.

To the north of Tacoma, King County is Washington’s most populous at approximately 1.8 million residents. In Seattle, Washington’s largest city, Columbia has a banking office in the downtown business sector. Columbia also has banking offices in Bellevue and Redmond, Washington, located east of Seattle.

Columbia has five branches in south King County, an area of residential communities whose employment base is supported by light industrial, aerospace, and forest products industries. With its proximity to Tacoma, the south King County market area is considered an important natural extension of Columbia’s Pierce County market area.

Columbia’s market also includes the Longview and Woodland communities in southwest Washington, the State’s capital of Olympia, and Port Orchard in Kitsap County.

Financial and other information regarding Columbia is set forth in Columbia’s annual report on Form 10-K for the year ending December 31, 2003, and the quarterly report on Form 10-Q for the quarter ending March 31, 2004. Information regarding Columbia’s executive officers and directors, as well as additional information, including executive compensation, certain relationships and related transactions, is set forth or incorporated by reference in Columbia’s annual report on Form 10-K for the year ending December 31, 2003 and Columbia’s proxy statement for its 2004 annual meeting of shareholders, and the Forms 8-K filed by Columbia and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

INFORMATION CONCERNING BANK OF ASTORIA

Bank of Astoria, an Oregon state-chartered bank, was incorporated under the laws of the State of Oregon on November 24, 1967, and authorized by the Superintendent of Banks to commence business on December 23, 1968. Bank of Astoria is insured by the FDIC, but is not a member of the Federal Reserve System. Bank of Astoria was originally founded to meet the financial needs of individuals, businesses and organizations in Clatsop County, Oregon. Bank of Astoria currently has five (5) full service branch offices located within the western portions of Clatsop and Tillamook Counties, Oregon in the northern Oregon coastal area. The main branch is located in Astoria, Oregon, with additional branches located in the cities of Warrenton, Seaside, Cannon Beach, and Manzanita, Oregon. The communities served include all types of neighborhoods and districts and persons of all income levels and races. Bank of Astoria offers a full range of commercial bank services including checking accounts, savings accounts, time deposits, night depository services, safe deposit box facilities, commercial loans, consumer loans, residential mortgage loans, on-line banking and other customary non-deposit banking services to predominantly small and middle-market businesses and middle-income individuals. Its website address is www.bankofastoria.com. Bank of Astoria has agreements with correspondent banks to provide Bank of Astoria’s customers access to Visa card accounts and trust and investment services. Bank of Astoria has no parent or subsidiary companies.

The economic base of Bank of Astoria’s primary market area (Clatsop and northern Tillamook Counties, Oregon) is comprised primarily of forestry, commercial fishing, and tourism related business. Tourism is a year round business on the North Oregon Coast, but peaks during the summer months. Due to the seasonal nature of the local economy, Bank of Astoria traditionally experiences deposit growth during the months of June through December with declines from January to May.

Financial and other information relating to Bank of Astoria is set forth in Bank of Astoria’s annual report on Form 10-KSB for the year ending December 31, 2003, and the quarterly report on Form 10-QSB for the quarter ending March 31, 2004. Information regarding the names, ages, positions and business backgrounds of the executive officers and directors of Bank of Astoria, as well as additional information, including executive compensation, certain relationships and related transactions, is set forth in or incorporated by reference in Bank of Astoria’s annual report on Form 10-KSB for the year ending December 31, 2003, and Bank of Astoria’s proxy statement for its 2004 annual meeting of shareholders. Copies of this information may be obtained from Bank of Astoria as indicated under “Where You Can Find More Information.” In addition, this proxy statement/prospectus is accompanied by a copy of Bank of Astoria’s 10-KSB for the fiscal year ending December 31, 2003 and a copy of Bank of Astoria’s 10-QSB for the fiscal quarter ending March 31, 2004.

SELECTED HISTORICAL FINANCIAL INFORMATION OF COLUMBIA

The following selected financial information for the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999 is derived from audited consolidated financial statements of Columbia. The financial information of and for the three months ended March 31, 2004 and 2003 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Columbia considers necessary for fair presentation of the financial results of operations for such periods. The operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2004. The financial data below should be read in conjunction with the financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

COLUMBIA BANKING SYSTEM, INC. AND SUBSIDIARIES

SELECTED CONDENSED CONSOLIDATED AND OTHER FINANCIAL INFORMATION

($ in thousands, except per share data)

	At or for the Three Months Ended March 31		At or for the Fiscal Years Ended December 31
	2004	2003	2003	2002	2001	2000	1999
Summary of Operations:
Interest income	$21,129	$21,780	$83,900	$92,195	$104,572	$109,996	$84,352
Interest expense	4,257	5,761	20,033	27,906	46,367	51,728	34,843

Net interest income	16,872	16,019	63,867	64,289	58,205	58,268	49,509
Provision for loan losses	(300)	(1,600)	(2,850)	(15,780)	(5,800)	(9,800)	(2,400)

Net interest income after provision for loan losses	16,572	14,419	61,017	48,509	52,405	48,468	47,109
Noninterest income	5,114	5,553	22,784	20,050	17,451	11,587	10,146
Noninterest expense	14,349	13,694	55,960	53,653	50,954	44,753	39,644

Income before provision for income taxes	7,337	6,278	27,841	14,906	18,902	15,302	17,611
Provision for income taxes	2,186	1,847	8,319	4,021	6,389	5,232	5,941

Net income	$5,151	$4,431	$19,522	$10,885	$12,513	$10,070	$11,670

Basic earnings per share	$0.36	$0.32	$1.39	$0.79	$0.88	$0.71	$0.83
Diluted earnings per share	$0.36	$0.31	$1.37	$0.78	$0.87	$0.69	$0.81
Cash dividends paid per common share	$0.05	—	$0.15	—	—	—	—

	At or for the Three Months Ended March 31		At or for the Fiscal Years Ended December 31
	2004	2003	2003	2002	2001	2000	1999
Statement of Financial Condition:
Total assets	$1,801,353	$1,758,587	$1,744,347	$1,699,613	$1,498,294	$1,496,495	$1,237,157
Net loans receivable and loans held for sale	$1,127,311	$1,147,697	$1,068,681	$1,178,784	$1,185,263	$1,188,572	$1,043,518
Total deposits	$1,603,378	$1,489,039	$1,544,626	$1,487,153	$1,306,750	$1,327,023	$1,043,544
Total borrowings	$23,196	$121,253	$38,680	$67,903	$61,397	$44,500	$86,700
Shareholders’ equity	$163,016	$137,594	$150,372	$132,384	$118,966	$113,823	$99,214
Book value per share(1)	$11.45	$9.83	$10.66	$9.47	$8.58	$7.90	$7.02

Key Operating Ratios:
Return on average assets	1.17%	1.07%	1.15%	0.68%	0.86%	0.73%	1.03%
Return on average shareholders’ equity	13.37%	13.30%	13.83%	8.77%	10.39%	9.36%	12.32%
Average shareholders’ equity to average assets	8.73%	8.08%	8.32%	7.75%	8.25%	7.82%	8.37%
Net interest margin	4.25%	4.37%	4.23%	4.50%	4.36%	4.62%	4.78%
Ratio of nonperforming assets to total assets	0.80%	0.80%	0.88%	1.07%	1.24%	1.00%	0.47%
Dividend payout ratio	13.89%	—	10.95%	—	—	—	—

(1)	Book value per share is calculated by dividing shareholders’ equity by the number of shares outstanding at the end of the period, adjusted for stock splits and stock dividends.

SELECTED HISTORICAL FINANCIAL INFORMATION OF BANK OF ASTORIA

The following selected financial information for the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999 is derived from audited financial statements of Bank of Astoria. The financial information as of and for the three months ended March 31, 2004 and 2003 are derived from unaudited condensed financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Bank of Astoria considers necessary for fair presentation of the financial results of operations for such periods. The operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2004. The financial data below should be read in conjunction with the respective financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

BANK OF ASTORIA

SELECTED CONDENSED AND OTHER FINANCIAL INFORMATION

($ in thousands, except per share data)

	At or for the Three Months Ended March 31		At or for the Fiscal Years Ended December 31
	2004	2003	2003	2002	2001	2000	1999
Summary of Operations:
Interest income	$2,125	$2,126	$8,498	$8,711	$9,857	$10,201	$8,424
Interest expense	217	290	1,012	1,740	3,231	3,611	2,718

Net interest income	1,908	1,836	7,486	6,971	6,626	6,590	5,706
Provision for loan losses	75	75	300	270	254	244	102

Net interest income after provision for loan losses	1,833	1,761	7,186	6,701	6,372	6,346	5,604
Noninterest income	176	204	1,192	839	790	707	938
Noninterest expense	1,102	1,099	4,687	4,999	4,027	3,787	3,634

Income before provision for income taxes	907	866	3,691	2,541	3,135	3,266	2,908
Provision for income taxes	310	314	1,327	867	1,110	1,166	870

Net income	$597	$552	$2,364	$1,674	$2,025	$2,100	$2,038

Basic earnings per common share	$0.25	$0.24	$1.01	$0.72	$0.88	$0.91	$0.88
Diluted earnings per common share	$0.25	$0.24	$1.00	$0.72	$0.87	$0.91	$0.88
Cash dividends paid per common share	—	—	$0.60	$0.50	$0.50	$0.55	$0.50

	At or for the Three Months Ended March 31		At or for the Fiscal Years Ended December 31
	2004	2003	2003	2002	2001	2000	1999
Statement of Financial Condition:
Total assets	$151,377	$148,565	$154,865	$141,965	$128,414	$123,000	$111,148
Net loans receivable and loans held for sale	$95,708	$84,587	$95,556	$86,747	$87,698	$86,795	$68,061
Total deposits	$135,904	$133,257	$132,747	$127,354	$115,147	$107,506	$96,086
Total borrowings	—	—	$7,000	—	—	$3,114	$4,297
Shareholders’ equity	$15,473	$14,282	$14,571	$13,630	$12,608	$11,615	$10,438
Book value per share(1)	$6.55	$6.14	$6.22	$5.87	$5.45	$5.02	$4.51

Key Operating Ratios:
Return on average assets	1.57%	1.59%	1.63%	1.26%	1.65%	1.79%	1.94%
Return on average shareholders’ equity	15.90%	15.82%	16.29%	12.53%	16.27%	18.73%	19.39%
Average shareholders’ equity to average assets	9.86%	10.05%	10.03%	10.07%	10.14%	9.56%	9.99%
Net interest margin	5.35%	5.68%	5.63%	5.63%	5.84%	6.00%	5.88%
Ratio of nonperforming assets to total assets	1.45%	4.01%	1.37%	4.35%	0.66%	0.55%	0.17%
Dividend payout ratio	—	—	59.39%	69.41%	57.23%	60.57%	56.72%

(1)	Book value per share is calculated by dividing shareholders’ equity by the number of shares outstanding at the end of the period, adjusted for stock splits and stock dividends.

BANK OF ASTORIA SPECIAL SHAREHOLDERS’ MEETING

Date, Time, Place

The Bank of Astoria special meeting of shareholders will be held on                     , 2004, at              [a.m./p.m.] local time, at                                         .

As described below under “Vote Required,” approval of the merger agreement requires the affirmative vote of at least two-thirds of the outstanding shares of Bank of Astoria common stock. If there are not sufficient votes represented at the special meeting, either in person or by proxy, to approve the merger agreement, or if a quorum is not present, the bylaws of Bank of Astoria allow for an adjournment or postponement of the meeting in order to permit further solicitation of proxies by Bank of Astoria. The persons appointed as proxies on the form accompanying this document are authorized to vote to approve such adjournment or postponement, unless the proxy appointing them instructs them to vote against approval of the merger agreement.

Purpose

At the special meeting, Bank of Astoria shareholders will:

•	consider and vote on a proposal to approve the merger, and

•	act upon other matters, if any, that may properly come before the meeting.

Record Date; Shares Outstanding and Entitled to Vote

The Bank of Astoria board of directors has fixed             p.m. on                     , 2004 as the record date for determining the holders of shares of Bank of Astoria common stock entitled to notice of and to vote at the special meeting. At the close of business on the Bank of Astoria record date, there were            shares of Bank of Astoria common stock issued and outstanding held by approximately            holders of record. Holders of record of Bank of Astoria common stock on the record date are entitled to one vote per share, and are also entitled to exercise dissenters’ rights if certain procedures are followed. See “The Merger—Dissenters’ Rights of Appraisal” and Appendix B.

Each director and executive officer of Bank of Astoria has agreed to vote all Bank of Astoria shares held or controlled by him or her in favor of approval of the merger. A total of [316,962] outstanding shares, or approximately [13]% of the outstanding shares of Bank of Astoria common stock, are covered by this voting agreement. See “The Merger—Voting Agreement.”

Vote Required

The affirmative vote of two-thirds of all shares of Bank of Astoria common stock outstanding on the record date is required to approve the merger. At least fifty percent (50%) of the outstanding shares of Bank of Astoria common stock must be present, either in person or by proxy, in order to constitute a quorum for the meeting. For this purpose, abstentions and broker nonvotes (that is, proxies from brokers or nominees, indicating that such person has not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which the broker or nominees do not have discretionary power to vote) are counted in determining the shares present at a meeting.

For voting purposes, however, only shares actually voted for the approval of the merger agreement, and neither abstentions nor broker nonvotes, will be counted as favorable votes in determining whether the merger agreement is approved by the holders of Bank of Astoria common stock. As a result, abstentions and broker nonvotes will have the same effect as votes against approval of the merger agreement.

Voting, Solicitation, and Revocation of Proxies

If the enclosed proxy card is duly executed and received in time for the special meeting, it will be voted in accordance with the instructions given. If no instruction is given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy for the approval of the merger and in the proxy’s discretion on any other matter coming before the meeting. Any proxy given by a shareholder may be revoked before its exercise by:

•	written notice to the Secretary of Bank of Astoria;

•	a later-dated proxy; or

•	appearing and voting at the special meeting in person.

Bank of Astoria is soliciting the proxy for the special meeting on behalf of the Bank of Astoria board of directors. Bank of Astoria will bear the cost of solicitation of proxies from its shareholders. In addition to using the mails, Bank of Astoria may solicit proxies by personal interview, telephone, and facsimile. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. Bank of Astoria does not expect to pay any compensation for the solicitation of proxies. However, Bank of Astoria will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

BACKGROUND OF AND REASONS FOR THE MERGER

Background of the Merger

Columbia was organized in 1993 and has grown to $1.8 billion in assets, with branches concentrated in Pierce, King, Thurston, Kitsap and Cowlitz Counties in Washington. In 1998, Columbia completed the acquisitions of a community bank in Pierce County and a community bank in King County having combined assets of $100 million. Columbia’s strategy has been to grow its franchise through its branch network and to seek acquisitions of other leading community banks in their market that are also a cultural fit.

Bank of Astoria was organized in 1968 as an Oregon state-chartered bank. It currently has five (5) full service branch offices located in the northern Oregon coastal area. These branches offer a full range of commercial bank services including checking accounts, savings accounts, time deposits, night depository services, safe deposit box facilities, commercial loans, consumer loans, residential mortgage loans, on-line banking and other customary non-deposit banking services to predominantly small and middle-market businesses and middle-income individuals.

On April 12, 2004, Melanie Dressel, president and chief executive officer of Columbia, called Cheri Folk, president and chief executive officer of Bank of Astoria to introduce herself and request a meeting. Ms. Dressel and Ms. Folk agreed to meet on April 14, 2004 in Astoria, Oregon.

On April 14, 2004, Ms. Dressel and Ms. Folk met at the main branch of the Bank of Astoria located at 1122 Duane Street, Astoria, Oregon. During the meeting, Ms. Dressel provided Ms. Folk with an overview of Columbia and discussed their similar philosophies in operating their respective banks. In discussing their bank’s philosophies, it became apparent to both CEOs that a potential business combination could be a good fit. Ms. Folk indicated that the Bank of Astoria board of directors would evaluate a formal offer made by Columbia to acquire Bank of Astoria.

On or about April 20, 2004, Ms. Folk received a telephone call from Ms. Dressel requesting a meeting with the Bank of Astoria board of directors to present Columbia’s proposed offer to acquire Bank of Astoria. A meeting was scheduled for Monday, May 3, 2004.

On or about April 22, 2004, Ms. Dressel called Mr. Shaw to introduce herself and to reiterate Columbia’s interest in acquiring Bank of Astoria.

On April 22, 2004, Gary Schminkey attended the Bank of Astoria annual shareholder’s meeting in Cannon Beach, Oregon as a guest. Following the meeting, Bill Shaw, chairperson of the Bank of Astoria board of directors, introduced Mr. Schminkey to the members of the Bank of Astoria board of directors. He then met privately with Mr. Schminkey to discuss a possible transaction.

On April 28, 2004, Ms. Dressel made a presentation to the Columbia board of directors proposing a potential merger with Bank of Astoria. Her presentation was based on a preliminary financial assessment conducted by RBC Capital Markets, who were formally engaged as Columbia’s financial advisors on that date. The Columbia board of directors authorized Ms. Dressel to present a term sheet to Bank of Astoria outlining the general parameters of a possible merger between the parties.

On May 3, 2004, Ms. Dressel and Gary Schminkey, chief financial officer of Columbia, met with the Bank of Astoria board of directors at 4:30 p.m. in the conference room at the Rosebrier Hotel located at Astoria, Oregon. They provided the Bank of Astoria board of directors with an overview of Columbia and a written term sheet dated May 3, 2004 outlining a proposed transaction to acquire Bank of Astoria and a joint confidentiality agreement. The Bank of Astoria board of directors authorized Ms. Folk to continue negotiations with Columbia and to execute the joint confidentiality agreement. On May 4, 2004, the parties entered into the joint confidentiality agreement to permit the sharing of nonpublic information.

On May 4, 2004, William Weyerhaeuser, chairperson of the Columbia board of directors, called Mr. Shaw to introduce himself and expressed Columbia’s interest in pursuing further negotiations with Bank of Astoria. Mr. Shaw and Mr. Weyerhaeuser made arrangements to have Mr. Weyerhaeuser and Mr. Schminkey attend the next regularly scheduled meeting of the Bank of Astoria board of directors.

On or about May 5 and May 6, 2004, Mr. Shaw met with Ms. Dressel and Mr. Schminkey at a financial services conference in Seattle, Washington. Mr. Shaw indicated that the Bank of Astoria board of directors was very receptive to the proposed transaction outlined by Ms. Dressel and Mr. Schminkey at the May 3, 2004 meeting. He also conveyed that some members of the Bank of Astoria board of directors had inquired whether the stock portion of the consideration could be increased.

On May 11, 2004, the Bank of Astoria board of directors held their regularly scheduled meeting. At the meeting, the board of directors authorized Bank of Astoria to engage Sandler O’Neill & Partners, L.P. as its financial advisor and Schwabe, Williamson & Wyatt, P.C. as its legal counsel for the transaction proposed by Columbia. Schwabe, Williamson & Wyatt advised the board on its fiduciary obligations. Sandler O’Neill explained the financial terms of the proposed transaction outlined in Columbia’s term sheet, including that the overall mix of consideration would consist of approximately 60% stock and 40% cash. Sandler O’Neill discussed the alternatives to a merger with Columbia that were available to Bank of Astoria, including continuing as a stand alone entity or exploring other strategic merger partners. Other issues addressed by Sandler O’Neill included the operating history and market perception of Columbia, integration and cultural fit of the two institutions, management, dividend history, and stock price history and liquidity. Following an extensive discussion among the directors concerning the potential advantages and risks of a proposed merger with Columbia, the Bank of Astoria board of directors determined to proceed with the negotiations of the proposed merger and identified certain issues that needed to be addressed. The Bank of Astoria board of directors authorized Ms. Folk to provide a counteroffer to the proposed terms outlined in Columbia’s term sheet and to proceed with the negotiation of a definitive agreement assuming that Columbia was agreeable to those revised terms. After this discussion, Mr. Schminkey and William Weyerhaeuser, chairperson of the Columbia board of directors, were invited to join the board meeting. After introductions were made, Mr. Schminkey, Ms. Folk, and the representatives of Sandler O’Neill and Schwabe, Williamson & Wyatt met separately to discuss Bank of Astoria’s issues with Columbia’s term sheet. Mr. Weyerhaeuser remained with the board and provided an overview of Columbia. Mr. Schminkey, Ms. Folk, and the representatives of Sandler O’Neill and Schwabe, Williamson & Wyatt rejoined Mr. Weyerhaeuser and the Bank of Astoria board of directors. At that time, Mr. Schminkey and Mr. Weyerhaeuser were informed that the Bank of Astoria board of directors was generally supportive of the transaction outlined in Columbia’s term sheet, but that it could not accept that term sheet until certain issues were addressed. Mr. Schminkey and Mr. Weyerhaeuser were informed that Bank of Astoria would be providing a counter proposal outlining Bank of Astoria’s proposal for addressing these issues.

On May 13, 2004, Ms. Folk sent a letter to Ms. Dressel that outlined Bank of Astoria’s proposed changes to Columbia’s term sheet, including changing the stock and cash mix, allowing Bank of Astoria shareholders to elect the type of consideration received from Columbia, clarifying the treatment of stock options, providing employment agreements for senior management, modifying the exclusivity period and termination break-up fee, and clarifying the D&O coverage and composition of the Bank of Astoria board of directors following the proposed transaction.

On May 17, 2004, Ms. Dressel sent Ms. Folk a letter responding to Ms. Folk’s letter of May 13, 2004. Ms. Dressel’s letter contained a revised term sheet that incorporated many of the revisions requested by Bank of Astoria.

During the week of May 17, 2004, the parties exchanged due diligence materials and started the due diligence process. On May 22 and 23, 2004, the parties met to continue due diligence at the Holiday Inn Express located at Astoria, Oregon. Columbia’s representatives met with management of Bank of Astoria and reviewed certain loan files. Ms. Folk, Rhonda Wills, Bank of Astoria’s executive vice president and chief credit officer, Julie Adelman, Bank of Astoria’s vice president and chief financial officer, and Genevieve Butenshon, Bank of

Astoria’s vice president and Human Resources Director, met with Mr. Schminkey and representatives of Sandler O’Neill and Columbia’s investment bankers, RBC Capital Markets to discuss the financial model for the transaction and the mechanics for allocating the cash and stock components of the purchase price among the Bank of Astoria shareholders.

On the afternoon of May 23, 2004, the Bank of Astoria board of directors met to review the progress of the negotiations. Representatives of Sandler O’Neill and Schwabe, Williamson & Wyatt were in attendance. Representatives of Sandler O’Neill provided the board with its preliminary analysis of the financial terms of the transaction. The presentation also covered the proposed mechanics for allocating the cash and stock purchase price among the shareholders. The board of directors reviewed the revised term sheet dated May 17, 2004. They also reviewed the proposed timeline, noting that a first draft of the merger agreement was expected on May 24, 2004, and decided to focus on the merger agreement rather than continue negotiations over the form of the term sheet.

On May 24, 2004, Columbia provided Bank of Astoria with its initial draft of the merger agreement.

On May 26, 2004, Ms. Folk, Ms. Wills, and Ms. Adelman traveled to Columbia’s headquarters in Tacoma, Washington. Together with representatives of Sandler O’Neill and Schwabe Williamson & Wyatt, they conducted continuing due diligence on Columbia. In addition, Ms. Dressel met with Ms. Folk, Ms. Wills, and Ms. Adelman to discuss their respective positions and compensation package assuming that Bank of Astoria was acquired by Columbia.

On May 27, 2004, Ms. Folk and Ms. Wills, together with representatives of Sandler O’Neill and Schwabe Williamson and Wyatt met with Ms. Dressel, Mr. Schminkey and representatives of Graham & Dunn, Columbia’s legal counsel and RBC Capital Markets to continue arm’s length negotiations regarding the allocation mechanism of the cash and stock consideration, the termination and break up events and fees, employment arrangements, noncompetition agreements, board composition, affiliate letters, operation of business, scope of representations and warranties, and other issues related to the proposed transaction.

Following the May 27, 2004 meeting and continuing until June 4, 2004, the parties continued to negotiate the merger agreement and related ancillary documents. The final drafts of these documents were circulated to the boards of directors of Bank of Astoria and Columbia on June 4, 2004.

Columbia held a special board meeting at its corporate offices at 11:00 a.m. on June 7, 2004 to review the merger agreement, related documents and input from RBC Capital Markets. Representatives of Graham & Dunn made a presentation to the Columbia board regarding fiduciary duties and the terms of the merger agreement, employment-related agreements and other material agreements, copies and summaries of which had been previously distributed to the directors. Representatives of RBC Capital Markets then made a presentation regarding the financial terms of the merger. After discussion and detailed consideration of the merger agreement and presentations made by counsel and investment advisors, the Columbia directors, all of whom were present in person or by telephone, unanimously approved and authorized the execution of the merger agreement and related agreements. Ms. Dressel executed the merger agreement on behalf of Columbia later that day, following the Bank of Astoria board meeting.

A special board meeting was held by Bank of Astoria at 2:00 p.m. on June 7, 2004 to consider the merger agreement and related documents. Representatives of Schwabe, Williamson & Wyatt provided a presentation on fiduciary duties, potential conflicts of interest, and the terms and conditions contained in the merger agreement, employment-related agreements and other material agreements, copies and summaries of which had been previously distributed to the directors. Representatives of Sandler O’Neill delivered Sandler O’Neill’s oral opinion, that, as of June 7, 2004 and, based upon and subject to, the assumptions made, matters considered and qualifications and limitations described, the consideration to be received by Bank of Astoria shareholders in the merger is fair to such shareholders from a financial point of view. After discussion and detailed consideration of the merger agreement, related documents, and of the factors listed below under “Reasons for the Merger—Bank of Astoria,” the Bank of Astoria board of directors, all of whom were present, unanimously approved and authorized the execution of the merger agreement. The merger agreement was executed immediately following the conclusion of the special meeting.

Reasons For The Merger—Bank of Astoria

The Bank of Astoria board of directors believes the merger is in the best interests of Bank of Astoria and the Bank of Astoria shareholders. The Bank of Astoria board of directors unanimously recommends that Bank of Astoria shareholders vote for the approval of the merger agreement and the consummation of the transaction contemplated by that merger agreement.

In reaching its determination to approve the merger agreement, the Bank of Astoria board of directors consulted with Bank of Astoria’s management and its financial and legal advisors, and considered a number of factors. Following is a description of each of the material factors that Bank of Astoria board of directors believes favor the merger:

•	Terms of the Merger. The terms of the merger, including the consideration being paid and various other documents related to the merger and the structure of the merger. The fact that when the merger was publicly announced, the aggregate consideration being paid to Bank of Astoria shareholders represented a premium over the closing market price for shares of Bank of Astoria common stock on the trading day prior to the public announcement of the merger.

•	Fairness Opinion. Sandler O’Neill’s opinion, discussed below in “Opinion of Bank of Astoria Financial Advisor,” stating that, based upon and subject to, the assumptions made, matters considered and qualifications and limitations stated in the opinion, as of June 7, 2004, the merger consideration was fair to Bank of Astoria shareholders from a financial point of view.

•	Liquidity. The expectation that the combined capitalization and the historic liquidity of Columbia common stock will provide greater liquidity for Bank of Astoria shareholders.

•	Balance Sheet Strength. The belief that Bank of Astoria’s balance sheet with strong core deposits complements Columbia’s loan production volumes and capacity. Bank of Astoria’s capital position also provides support to Columbia in reaching optimal leverage for earnings and loan growth.

•	Geographic expansion. Bank of Astoria’s market area primarily is located in the northern Oregon coast. The Bank of Astoria board of directors believes Bank of Astoria’s markets are an excellent fit with Columbia’s market areas, which include southwestern Washington. The board of directors also noted that the two banks did not have overlapping branches in any of their respective markets and that the merger will provide Bank of Astoria’s customers with more locations to receive service.

•	Products & Services. The fact that Bank of Astoria’s customers would be afforded new products and services not previously available. For instance, larger credit relationships, international banking services including letters of credit, and enhanced cash management services will be available.

•	Autonomy. The fact that Columbia intends to initially operate Bank of Astoria as a separate subsidiary under the direction and control of Bank of Astoria’s current management team, under the name “Bank of Astoria.”

•	Corporate Values. The understanding that Columbia and Bank of Astoria share a common vision of the importance of customer service and local decision making and that management and employees of Bank of Astoria and Columbia possess complementary skills and expertise. In addition, both organizations believe that their success depends upon the vitality of their communities they serve and agree on the importance of community involvement by their organizations and employees.

•	Financing. The fact that Columbia has existing resources to fund the cash portion of the merger consideration.

•	Future Prospects. The Bank of Astoria board of directors believes that future earnings prospects will be stronger on a combined basis.

•	Industry Trends. The trends such as the consolidation occurring in the banking industry and the increased competition from other financial institutions.

•	Other Strategies. The alternatives to the merger, and the timing and likelihood of the alternatives.

•	Employee Matters. The expectation that the merger will generally expand the career opportunities and employee benefits available to many Bank of Astoria employees, including enhanced training and education in banking matters.

•	Directors and Executive Officers. The fact that the current members of the Bank of Astoria board of directors will continue to serve until the later of December 31, 2004 or the closing of the merger. At that time, two of the current members will retire from the Bank of Astoria board of directors, but will remain on an advisory board. The remaining members are expected to continue serving on the Bank of Astoria board of directors. Cheri Folk, Rhonda Wills, and Heather Seppa will continue to be employed in their current positions at the Bank of Astoria following the closing of the merger. Julie Adelman will continue in her position until March 31, 2005. The expectation that the continuing involvement of its current directors and executive officers will provide a degree of continuity and involvement by Bank of Astoria constituencies following the merger, in furtherance of the interests of Bank of Astoria shareholders, customers and employees.

•	Due Diligence Results. Management’s presentation of due diligence results.

•	Tax Free Reorganization. The expectation that the merger will constitute a reorganization under section 368(a) of the Internal Revenue Code (see “The Merger—Federal Income Tax Consequences of the Merger” on page ).

•	Risks of Stand Alone. The Bank of Astoria board of director considered the risks and costs associated with remaining a stand alone bank such as increased regulatory burdens, including compliance with the Sarbanes-Oxley Act of 2002.

•	Approvals. The likelihood of receiving required regulatory approvals in a timely fashion and the likelihood that the merger would be completed.

•	Constituencies. The expected impact of the merger on the constituencies served by Bank of Astoria, including its customers, depositors, employees, and communities.

In the course of its deliberations regarding the merger, the Bank of Astoria board of directors also considered the following information, which the Bank of Astoria board of directors determined did not outweigh the benefits to Bank of Astoria and its shareholders expected to be generated by the merger:

•	Fixed Consideration. The fact that the number of shares are fixed and the possibility that the value of Columbia common stock at closing may be less then the value of Columbia common stock at the signing of the merger agreement.

•	Consideration Unknown until Closing. Because the market price of Columbia common stock will fluctuate, Bank of Astoria shareholders cannot be sure of the value or form of the merger consideration that they will receive until the completion of the merger.

•	Business Interruption. The possible disruption to Bank of Astoria’s business that may result from the announcement of the merger and the resulting distraction of its management’s attention from the day-to-day operations of Bank of Astoria’s business.

•	Integration Issues. The difficulty inherent in integrating two businesses and the risk that the cost efficiencies, synergies and other benefits expected to be obtained in the merger may not be fully realized.

•	Operational Restrictions. The restrictions contained in the merger agreement on the operation of Bank of Astoria’s business during the period between the signing of the merger agreement and completion of the merger.

•	Termination, No-Approval and Break-Up Fees. Under certain circumstances, Columbia may terminate the merger agreement and require Bank of Astoria to pay a termination fee of $500,000. In the event that Bank of Astoria shareholders fail to approve the merger, then Bank of Astoria may be required to pay Columbia a no-approval fee of $150,000. In certain circumstances where the merger agreement is terminated following the receipt of a superior proposal prior to the consummation of the merger and such a superior proposal is accepted within the six months following such termination and then subsequently consummated, Bank of Astoria may be required to pay a break-up fee of $1,500,000.

•	Risk of Termination. The possibility that the merger might not be completed and the effect of the resulting public announcement of the termination of the merger agreement on, among other things, the market price of Bank of Astoria’s common stock and Bank of Astoria’s operating results, particularly in light of the costs incurred in connection with the transaction.

•	Loss of Dividends. The fact that Bank of Astoria has historically paid a cash dividend to its shareholders. Columbia has only recently started to pay a cash dividend, which is currently less on a per share basis than the dividend that has historically been paid to Bank of Astoria shareholders. For further information concerning Columbia’s dividends, see the section entitled “Stock Price and Dividend Information.”

•	Other Matters. Other matters described in the sections entitled “Risk Factors” and “The Merger—Interests of Certain Persons in the Merger.”

The foregoing discussion of the information considered by the Bank of Astoria board of directors is not intended to be exhaustive but includes all of the material factors considered by the Bank of Astoria board of directors. In reaching its determination to approve and recommend the merger, the Bank of Astoria board of directors did not assign any relative or specific weights to the factors considered in reaching that determination and individual directors may have given differing weights to different factors. Given the above, the Bank of Astoria board of directors determined that the merger agreement is in the best interests of Bank of Astoria and its shareholders and unanimously approved the merger.

Opinion of Bank of Astoria Financial Advisor

By letter agreement dated May 19, 2004, Bank of Astoria engaged Sandler O’Neill to provide financial advisory services to the Bank of Astoria board of directors in connection with the consideration of a possible business combination involving Bank of Astoria and Columbia. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Bank of Astoria in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the June 7, 2004 meeting at which the Bank of Astoria board of directors considered and approved the merger agreement, Sandler O’Neill delivered to the board of directors its oral opinion, subsequently confirmed in writing that, as of such date, the merger consideration was fair to Bank of Astoria shareholders from a financial point of view. Sandler O’Neill confirmed its June 7th opinion by delivering to the board a written opinion dated the date of this proxy statement/prospectus. In rendering its updated opinion, Sandler O’Neill confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion by reviewing the assumptions upon which their analyses were based, performing procedures to update certain of their analyses and reviewing the other factors considered in rendering its opinion. The full text of Sandler O’Neill’s updated opinion is attached as Appendix C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge you to read the entire opinion carefully in connection with your consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Bank of Astoria board of directors and is directed only to the fairness of the merger consideration to Bank of Astoria shareholders from a financial point of view. It does not address the underlying business decision of Bank of Astoria to engage in the merger or any other aspect of the merger and is not a recommendation to you as to how you should vote at the special meeting with respect to the merger or any other matter or the form of consideration you should elect in the merger.

In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

(1) the merger agreement;

(2) certain publicly available financial statements and other historical financial information of Bank of Astoria that Sandler O’Neill deemed relevant;

(3) certain publicly available financial statements and other historical financial information of Columbia that Sandler O’Neill deemed relevant;

(4) internal financial projections for Bank of Astoria for the year ending December 31, 2004 prepared by and reviewed with senior management of Bank of Astoria and estimates of earnings per share growth for the years ending December 31, 2005 and 2006 furnished by and discussed with senior management of Bank of Astoria;

(5) earnings per share estimates for Columbia for the years ending December 31, 2004 and 2005 published by I/B/E/S and confirmed with management of Columbia;

(6) the pro forma financial impact of the merger on Columbia, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of Columbia and Bank of Astoria;

(7) the publicly reported historical price and trading activity for Bank of Astoria and Columbia common stock, including a comparison of certain financial and stock market information for Bank of Astoria and Columbia with comparable publicly available information for certain other companies the securities of which are publicly traded;

(8) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

(9) the current market environment generally and the banking environment in particular; and

(10) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Bank of Astoria their views of the business, financial condition, results of operations and prospects of Bank of Astoria and held similar discussions with certain members of senior management of Columbia regarding the business, financial condition, results of operations and prospects of Columbia. In connection with their engagement, Sandler O’Neill was not asked to, and did not solicit indications of interest in a potential transaction from third parties. The Bank of Astoria board of directors did not otherwise limit the investigations made or the procedures followed by Sandler O’Neill in giving its opinion.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill assumed and relied upon the accuracy and completeness of all the financial information and other information that was available from public sources, that was provided to it by Bank of Astoria or Columbia or their respective representatives or that was otherwise reviewed by it, and further relied on the assurances of senior management of Bank of Astoria and Columbia that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O’Neill was not asked to and did not independently verify any such information and they did not assume any responsibility or liability for the accuracy or completeness of any such information. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Bank of Astoria or Columbia or any of their respective subsidiaries, or the ability to collect on any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O’Neill is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of Bank of Astoria or Columbia, nor did it review any individual credit files relating to Bank of Astoria or Columbia. With Bank of Astoria’s consent, Sandler O’Neill assumed that the respective allowances for loan losses for both Bank of Astoria and Columbia were adequate to cover such losses and will be adequate on a combined basis for the combined entity. Sandler O’Neill also assumed that there has been no material change in Bank of Astoria’s or Columbia’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to it. In addition, Sandler O’Neill did not conduct any physical inspection of the properties or facilities of Bank of Astoria or Columbia.

Sandler O’Neill assumed, in all respects material to its analyses, that Bank of Astoria and Columbia will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the merger agreement and all related agreements were true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent in such agreements are not waived and that the merger will qualify as a tax-free reorganization for federal income tax purposes. With Bank of Astoria’s consent, Sandler O’Neill relied upon the advice Bank of Astoria received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger.

Sandler O’Neill’s opinion was necessarily based on financial, economic, market and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Events occurring after the date of the opinion could materially affect the opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its updated opinion. Sandler O’Neill expressed no opinion as to what the value of Columbia’s common stock will be when issued to Bank of Astoria’ shareholders pursuant to the merger agreement or the prices at which Bank of Astoria’s or Columbia’s common stock may trade at any time.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, you should read these tables together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Bank of Astoria or Columbia and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Bank of Astoria or Columbia and the companies to which they are being compared.

The earnings projections used and relied upon by Sandler O’Neill in its analyses were based upon, in the case of Bank of Astoria, internal financial projections prepared by and reviewed with management of Bank of Astoria and in the case of Columbia, on I/B/E/S estimates confirmed with management of Columbia. With respect to such financial projections and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger, the managements of the respective institutions confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of such managements of the future financial performance of Bank of Astoria and Columbia, respectively, and Sandler O’Neill assumed for purposes of its analyses that such performances would be achieved. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections and estimates provided by senior management of Bank of Astoria and Columbia were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions that are inherently uncertain, and, accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Bank of Astoria, Columbia and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Bank of Astoria board of directors at the board’s June 7th meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Bank of Astoria’s common stock or Columbia’s common stock or the prices at which Bank of Astoria’s or Columbia’s common stock may be sold at any time.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Based upon the total consideration equal to $18,180,586 in cash and 1,277,750 shares of Columbia common stock (prior to adjustment for stock options), approximately 2,361,115 shares of Bank of Astoria common stock outstanding as of May 31, 2004 and Columbia’s closing stock price of $21.59 on June 4, 2004, Sandler O’Neill calculated a per share transaction value of $19.38 (excluding merger expenses, capitalized transaction costs and the value of stock options). Sandler O’Neill noted that, under the merger agreement, the equalization method would be applicable to the merger consideration with the effect that Bank of Astoria shareholders would receive equal consideration per share whether they elect to receive merger consideration in shares of Columbia common stock, cash or a combination of Columbia common stock and cash.

Based on Bank of Astoria’s financial information as of and for the period ending March 31, 2004, Sandler O’Neill calculated the following ratios for the merger and compared them to the ratios for all nationwide commercial banking transactions announced nationwide between January 1, 2004 and June 4, 2004 with transaction values greater than $15 million:

	Transaction Ratios
	Columbia / Bank of Astoria		Nationwide Transactions
Transaction price/LTM EPS (1)	19.2	x	23.1	x
Transaction price/Book value (2)	295%		248%
Tangible book premium/Core deposits (3)	25.3%		20.8%
Market Premium (4)	25.0%		20.6%

(1)	Based upon 2,395,414 average diluted shares outstanding as of March 31, 2004.
(2)	Reflects Bank of Astoria stated book value and tangible book value of $6.58 per share.
(3)	Core deposits defined as total deposits less jumbo and brokered certificates of deposit.
(4)	Based upon Bank of Astoria closing price on June 4, 2004 of $15.50.

For purposes of Sandler O’Neill’s analyses, earnings per share were based on fully diluted earnings per share. The aggregate transaction value was approximately $45.8 million, based upon 2.36 million shares of Bank of Astoria common stock outstanding as of May 31, 2004.

Stock Trading History. Sandler O’Neill reviewed the reported closing per share market prices and volume of the common stock traded of each of Bank of Astoria and Columbia for the one-year and three-year periods ended June 4, 2004 and the relationship between the movements in the closing prices of Bank of Astoria common stock and Columbia common stock, respectively, during those periods to movements in certain stock indices, including the Standard & Poor’s 500 Index, the Standard & Poor’s Bank Index, the Nasdaq Bank Index and to the weighted average (by market capitalization) performance of a peer group of publicly-traded commercial banks headquartered in the Pacific Northwest Region selected by Sandler O’Neill for Bank of Astoria and Columbia, respectively. The institutions included in the respective peer groups are identified in the relevant sections under “Comparable Company Analysis” below.

During the one-year period ended June 4, 2004, Bank of Astoria common stock generally outperformed each of the indices and the peer group to which it was compared. During the three-year period ended the same date, Bank of Astoria common stock generally outperformed each of the indices to which it was compared but underperformed its peer group. During the one-year period ended June 4, 2004, Columbia common stock generally outperformed each of the indices and the peer group to which it was compared. During the three-year period ended June 4, 2004, Columbia common stock generally outperformed each of the indices and performed in-line with the peer group to which it was compared. Sandler O’Neill also noted that the total reported trading volume for Bank of Astoria over the one-year and three-year periods ended June 4, 2004 was 0.13 million and 0.34 million shares, respectively and that the total reported trading volume for Columbia was 5.73 million and 15.3 million shares, for the same one and three-year periods, respectively. The graphs below show the three-year comparable analysis for Bank of Astoria and Columbia, respectively.

Price Appreciation by Percentage for Specified Period

Index	6/01/01	10/19/01	3/07/02	7/22/02	12/03/02	4/21/03	9/03/03	1/16/04	6/04/04
Bank of Astoria	100.00%	111.73	100.00	115.31	117.35	125.77	142.86	143.37	161.22
Standard & Poors 500 Index	100.00%	85.15	91.82	65.03	73.04	70.76	81.41	90.41	89.58
Standard & Poors Bank Index	100.00%	84.31	100.93	85.59	92.81	91.91	103.21	115.11	116.24
Nasdaq Bank Index	100.00%	96.35	113.09	106.58	110.21	111.28	130.42	144.20	140.32
Astoria Peer Group	100.00%	117.85	128.76	140.16	147.26	174.00	182.28	211.65	199.74

Price Appreciation by Percentage for Specified Period

Index	6/01/01	10/19/01	3/07/02	7/22/02	12/03/02	4/21/03	9/03/03	1/16/04	6/04/04
Columbia Banking System, Inc.	100.00%	90.04	85.86	88.64	99.39	110.91	141.97	169.24	170.94
Standard & Poors 500 Index	100.00%	85.15	91.82	65.03	73.04	70.76	81.41	90.41	89.58
Standard & Poors Bank Index	100.00%	84.31	100.93	85.59	92.81	91.91	103.21	115.11	116.24
Nasdaq Bank Index	100.00%	96.35	113.09	106.58	110.21	111.28	130.42	144.20	140.32
Columbia Peer Group	100.00%	102.23	113.11	118.76	123.83	130.37	154.15	175.77	173.97

Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial and market trading information for Bank of Astoria and a group of commercial banks headquartered in the Pacific Northwest Region selected by Sandler O’Neill. This peer group consisted of the following publicly traded commercial banks with total assets between $108 million and $623 million:

American Pacific Bank	Oregon Pacific Bancorp
Columbia Bancorp	Pacific Continental Corp
EvergreenBancorp Inc.	Siuslaw Financial Group
Idaho Independent Bank	Washington Banking Co.
Northwest Bancorp

The analysis compared financial information for Bank of Astoria and the median data for the commercial banks in the Bank of Astoria Peer Group as of and for the twelve months ending March 31, 2004. The table below sets forth the comparative data as of and for the twelve months ending March 31, 2004, with pricing data as of June 4, 2004:

	Bank of Astoria		Peer Group Median (1)
Total assets (in millions)	$151.4		$224.1
Tangible equity/tangible assets	10.2%		9.0%
Return on average assets	1.63%		1.27%
Return on average equity	16.30%		13.80%
Price/tangible book value per share (2)	235.5%		180.2%
Price/LTM earnings per share	15.35	x	14.53	x
Market Capitalization (in millions)	$36.4		$59.2

(1)	Siuslaw Financial Group and American Pacific Bank data for the twelve months ending December 31, 2003.
(2)	Reflects Bank of Astoria stated book value and tangible book value of $6.58 per share.

Sandler O’Neill used publicly available information to compare selected financial and market trading information for Columbia and a group of commercial banks headquartered in the Pacific Northwest Region selected by Sandler O’Neill. The Columbia Peer Group consisted of the following publicly traded commercial banks with total assets between $750 million and $3.0 billion:

AmericanWest Bancorp	Glacier Bancorp
Banner Corp	PremierWest Bancorp
Cascade Bancorp	Umpqua Holdings Corp.
Cascade Financial Corp.	West Coast Bancorp
Frontier Financial Corp.

	Columbia		Peer Group Median
Total assets (in millions)	$1,801.4		$1,684.0
Tangible equity/tangible assets	9.05%		8.25%
LTM return on average assets	1.18%		1.25%
LTM return on average equity	13.86%		15.52%
Price/tangible book value per share	188.6%		242.8%
Price/LTM earnings per share	15.31	x	16.61	x
Price/2004 estimated earnings per share (1)	14.02	x	15.45	x
Price/2005 estimated earnings per share (1)	12.41	x	13.91	x
Market capitalization (in millions)	$307.3		$333.7

(1)	Based upon I/B/E/S mean estimates.

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed 47 acquisitions announced nationwide and seven acquisitions announced in the Western Region of the United States from January 1, 2004 through June 4, 2004 involving commercial banks as acquired institutions with transaction values greater than $15 million. Sandler O’Neill reviewed the multiples of transaction price at announcement to last twelve months’ earnings per share, transaction price to book value per share, transaction price to tangible book value per share, tangible book premium to core deposits and premium to market price and computed high, low, mean and median multiples and premiums for the nationwide transactions. The median multiples were applied to Bank of Astoria financial information as of and for the twelve months ended March 31, 2004. As illustrated in the following table, Sandler O’Neill derived an imputed range of values per share of Bank of Astoria common stock of $16.25 to $23.19 based upon the median multiples for nationwide commercial bank transactions and of $17.16 to $21.59 based upon the median multiples for the regional commercial bank transactions. The implied transaction value of the merger as calculated by Sandler O’Neill as of June 4, 2004 was $19.38 per share.

	Nationwide Transaction Multiples			Western Transaction Multiples
	Median Multiple		Implied Value	Median Multiple		Implied Value
Transaction price/LTM EPS	23.06	x	$23.19	21.47	x	$21.59
Transaction price/Book value (1)	248.0%		$16.25	261.9%		$17.16
Transaction price/Tangible book value (1)	267.0%		$17.50	263.4%		$17.30
Tangible book premium/Core deposits (2)	20.81%		$17.85	21.73%		$18.35
Premium to market (3)	20.56%		$18.69	29.49%		$20.07

(1)	Reflects Bank of Astoria stated book value and tangible book value of $6.58 per share.
(2)	Core deposits defined as total deposits less jumbo and brokered certificates of deposit.
(3)	Based on Bank of Astoria June 4, 2004 closing price of $15.50.

Discounted Dividend Stream and Terminal Value Analysis of Bank of Astoria. Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of Bank of Astoria through December 31, 2008 under various circumstances, assuming Bank of Astoria’s projected dividend stream and assuming that

Bank of Astoria performed in accordance with the earnings projections reviewed with Bank of Astoria’s management. For periods after 2006, Sandler O’Neill assumed annual earnings per share growth of approximately 8%. To approximate the terminal value of Bank of Astoria common stock at December 31, 2008, Sandler O’Neill applied price/last twelve months (“LTM”) earnings multiples ranging from 10x to 17x and multiples of tangible book value ranging from 150% to 325%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 8% to 14% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Bank of Astoria common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of Bank of Astoria common stock of $10.15 to $20.01 when applying the price/LTM earnings multiples and $10.32 to $24.64 when applying multiples of tangible book value. Sandler O’Neill also considered and discussed with the Bank of Astoria board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. The implied transaction value of the merger as calculated by Sandler O’Neill as of June 4, 2004 was $19.38 per share.

	Multiple of Price / Last Twelve Months Earnings
Discount Rate		10.0	x	11.0	12.0	13.0	14.0	15.0	16.0	17.0
	8.00%	$12.81		$13.84	$14.87	$15.89	$16.92	$17.95	$18.98	$20.01
	9.00	12.31		13.29	14.28	15.26	16.24	17.23	18.21	19.20
	10.00	11.83		12.77	13.72	14.66	15.60	16.54	17.48	18.43
	11.00	11.38		12.28	13.18	14.09	14.99	15.89	16.79	17.70
	12.00	10.95		11.81	12.68	13.54	14.41	15.27	16.14	17.00
	13.00	10.54		11.37	12.20	13.03	13.86	14.68	15.51	16.34
	14.00	10.15		10.94	11.74	12.53	13.33	14.12	14.92	15.71

	Multiple of Price / Tangible Book Value
Discount Rate		150.0%		175.0	200.0	225.0	250.0	275.0	300.0	325.0
	8.00%	$13.02		$14.68	$16.34	$18.00	$19.66	$21.32	$22.98	$24.64
	9.00	12.51		14.10	15.69	17.28	18.87	20.46	22.05	23.63
	10.00	12.03		13.55	15.07	16.59	18.11	19.64	21.16	22.68
	11.00	11.57		13.03	14.48	15.94	17.40	18.86	20.31	21.77
	12.00	11.13		12.53	13.93	15.32	16.72	18.11	19.51	20.91
	13.00	10.72		12.06	13.39	14.73	16.07	17.41	18.75	20.09
	14.00	10.32		11.60	12.89	14.17	15.46	16.74	18.02	19.31

Discounted Dividend Stream and Terminal Value Analysis of Columbia. Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of Columbia through December 31, 2008 under various circumstances, assuming Columbia’s projected dividend stream and that Columbia performed in accordance with the earnings projections reviewed with Columbia’s management. For 2006 and beyond, Sandler O’Neill assumed annual earnings per share growth of approximately 10%. To approximate the terminal value of Columbia common stock at December 31, 2008, Sandler O’Neill applied price/LTM earnings multiples ranging from 12x to 19x, price/2004 earnings multiples ranging from 10x to 17x and multiples of tangible book value ranging from 150% to 325%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 8% to 14% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Columbia common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of Columbia common stock of $15.36 to $30.74 when applying the price/LTM earnings multiples, $14.10 to $30.18 when applying the price/2004 earnings multiples, and $16.92 to $45.83 when applying multiples of tangible book value. Sandler O’Neill also considered and discussed with the Bank of Astoria board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. The closing price of Columbia common stock on June 4, 2004 was $21.59 per share.

	Multiple of Price / Last Twelve Months Earnings
Discount Rate		12.0	x	13.0	14.0	15.0	16.0	17.0	18.0	19.0
	8.00%	$19.75		$21.32	$22.89	$24.46	$26.03	$27.60	$29.17	$30.74
	9.00	18.92		20.42	21.93	23.43	24.93	26.43	27.94	29.44
	10.00	18.13		19.57	21.01	22.45	23.89	25.33	26.77	28.21
	11.00	17.38		18.76	20.14	21.52	22.90	24.28	25.66	27.03
	12.00	16.67		18.00	19.32	20.64	21.96	23.28	24.60	25.92
	13.00	16.00		17.27	18.53	19.80	21.07	22.33	23.60	24.86
	14.00	15.36		16.57	17.79	19.00	20.22	21.43	22.64	23.86

	Multiple of Price / Projected Earnings
Discount Rate		10.0	x	11.0	12.0	13.0	14.0	15.0	16.0	17.0
	8.00%	$18.13		$19.85	$21.57	$23.29	$25.01	$26.73	$28.46	$30.18
	9.00	17.37		19.01	20.66	22.31	23.96	25.60	27.25	28.90
	10.00	16.64		18.22	19.80	21.38	22.96	24.53	26.11	27.69
	11.00	15.96		17.47	18.98	20.49	22.00	23.52	25.03	26.54
	12.00	15.31		16.76	18.20	19.65	21.10	22.55	24.00	25.45
	13.00	14.69		16.08	17.47	18.86	20.24	21.63	23.02	24.41
	14.00	14.10		15.43	16.77	18.10	19.43	20.76	22.09	23.42

	Multiple of Price / Tangible Book Value
Discount Rate		150.0%		175.0	200.0	225.0	250.0	275.0	300.0	325.0
	8.00%	$21.76		$25.20	$28.64	$32.07	$35.51	$38.95	$42.39	$45.83
	9.00	20.85		24.14	27.43	30.72	34.01	37.30	40.59	43.88
	10.00	19.98		23.13	26.28	29.43	32.58	35.73	38.88	42.03
	11.00	19.15		22.17	25.19	28.21	31.23	34.24	37.26	40.28
	12.00	18.37		21.26	24.15	27.05	29.94	32.83	35.72	38.62
	13.00	17.62		20.40	23.17	25.94	28.72	31.49	34.26	37.03
	14.00	16.92		19.58	22.23	24.89	27.55	30.21	32.87	35.53

Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) that all shares of common stock of Bank of Astoria outstanding immediately prior to the effective time of the merger are exchanged for an aggregate of 1,277,750 shares of common stock of Columbia and approximately $18.3 million in cash, (2) all outstanding options to purchase Bank of Astoria common stock are converted to Columbia shares based upon the intrinsic value of the underlying options; (3) earnings per share projections for Bank of Astoria and Columbia are consistent with projections as discussed with management of both companies, and (4) purchase accounting adjustments, charges and transaction expenses associated with the merger and cost savings determined by the senior managements of Columbia and Bank of Astoria. The analysis indicated that for the year ending December 31, 2005 (the first full calendar year after the merger), the merger would be slightly accretive to Columbia’s projected earnings per share and that at, September 30, 2004, the assumed closing date, the merger would be dilutive to Columbia’s tangible book value per share. Additionally, Sandler O’Neill noted that Bank of Astoria shareholders would own approximately 8% of the combined company at closing.

In connection with its analyses, Sandler O’Neill considered and discussed with the Bank of Astoria board how the pro forma analyses would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of earnings per share of each company. Sandler O’Neill noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Bank of Astoria has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of approximately $500,000 (based on the closing price of Columbia’s stock on July 9, 2004), all of which is contingent and payable upon consummation of the merger. Subject to an aggregate maximum fee of $500,000, the actual amount of the transaction fee payable to Sandler O’Neill upon closing will be $125,000 plus an amount based upon a percentage of the aggregate consideration to be paid in the merger. Upon closing of the merger, Sandler O’Neill will receive an amount equal to $125,000 plus 5.5% of the aggregate consideration that exceeds $30.49 million, subject to a maximum of an additional $225,000, plus an additional $150,000 in the event that the aggregate consideration exceeds $40.141 million. Bank of Astoria has paid Sandler O’Neill fees of $100,000 for rendering its opinion, which fee will be credited against the transaction fee. Bank of Astoria has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement up to $15,000 and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Bank of Astoria and Columbia and their respective affiliates and may actively trade the equity securities of Bank of Astoria and Columbia and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Recommendation of the Bank of Astoria Board

The Bank of Astoria board of directors unanimously recommends that its shareholders vote for approval of the merger agreement.

THE MERGER

The following is a brief description of the material aspects of the merger. There are other aspects of the merger that are not discussed below, but that are contained in the merger agreement. You are being asked to approve the merger in accordance with the terms of the merger agreement, and you are urged to read the merger agreement carefully. The merger agreement is attached to this proxy statement/prospectus as Appendix A.

Basic Terms of the Merger

The merger agreement provides for the merger of Bank of Astoria with and into a new Oregon state bank that has been formed by Columbia solely for purpose of facilitating this transaction. The resulting bank following the merger will be a wholly owned subsidiary of Columbia and will operate under the “Bank of Astoria” name, with the same main office and branches as Bank of Astoria before the merger.

In the merger, Bank of Astoria shareholders will receive cash, Columbia common stock, or a combination of cash and Columbia common stock for their Bank of Astoria common stock, as described below. While Columbia and Bank of Astoria believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See “—Conditions to the Completion of the Merger” and “—Regulatory Requirements.”

Generally, the Bank of Astoria articles of incorporation and bylaws in effect before the merger will be the articles of incorporation and bylaws, respectively, of the newly merged Bank of Astoria. The board of directors of the newly merged Bank of Astoria will initially consist of the same directors serving on the Bank of Astoria board before the merger, with the addition of representatives selected by Columbia.

Merger Consideration

The merger agreement provides that as of the effective date of the merger, each share of Bank of Astoria common stock issued and outstanding immediately prior to the effective date will be converted into either Columbia common stock or cash, in each case as described below. Columbia will issue a total of 1,277,750 shares of Columbia common stock and pay $18,180,586 in cash in the merger to Bank of Astoria shareholders.

Subject to allocation procedures described below, a Bank of Astoria shareholder will have the right to elect to convert such shareholder’s Bank of Astoria common stock into cash, shares of Columbia common stock, a predetermined split of cash and Columbia common stock based on the total mix of cash and stock to be issued by Columbia in the merger, or a mix of cash and stock in 5% increments as specified by the shareholder. See “—Election Procedure.” In our discussion, we refer to the number of shares of Columbia common stock to be received for each share of Bank of Astoria common stock being converted into Columbia stock as the “per share stock consideration” (also sometimes referred to as the “exchange ratio”), and we refer to the amount of cash to be received for each share of Bank of Astoria common stock being converted into cash as the “per share cash consideration.”

The actual per share stock consideration and per share cash consideration to be paid to Bank of Astoria shareholders cannot be determined until the fifth day immediately prior to the effective date of the merger (the “determination date”). We intend to announce these amounts promptly after the determination date. The amounts will also be made available on Columbia’s website at www.columbiabank.com and on Bank of Astoria’s website at www.bankofastoria.com.

The value of the per share cash consideration and the value of the per share stock consideration as of the determination date will in each case be equal to the amount obtained by dividing the “transaction value” by the number of shares of Bank of Astoria common stock outstanding on June 7, 2004 (2,361,115 shares). In our discussion we refer to this value as the “per share value.”

•	The “transaction value” is the dollar amount of the sum of:

(1)	$18,180,586 (which is the aggregate amount of cash Columbia will pay pursuant to the merger), and

(2)	the product of: (i) 1,277,750 (which is the aggregate number of shares of Columbia common stock that Columbia will issue pursuant to the merger) and (ii) the “average closing price.”

•	The “average closing price” is the average of the closing sale prices of Columbia common stock as reported on Nasdaq during the fifteen consecutive trading days ending on the determination date. We refer to this fifteen trading day period as the “valuation period.”

The formula described above is intended to substantially equalize the value of the consideration to be received for each share of Bank of Astoria common stock in the merger as measured during the valuation period, regardless of whether a Bank of Astoria shareholder elects to receive all Columbia common stock, all cash, or a combination of the two. This equalization mechanism was deemed to be desirable because, while the aggregate number of shares of Columbia common stock and the amount of cash to be received by Bank of Astoria shareholders is fixed, the value of the Columbia common stock will fluctuate. In order to best ensure that the value of the consideration for each share of Bank of Astoria common stock is as equal as possible upon receipt by Bank of Astoria shareholders, regardless of the form of the consideration, the equalization mechanism is to be applied based on the average closing price.

For example, if the average closing price of Columbia common stock for the applicable fifteen trading day period were $21.50, a Bank of Astoria shareholder receiving only stock would receive 0.8993 shares of Columbia common stock per share of Bank of Astoria common stock having a value, based upon such average closing price, of approximately $19.34 per share, and a Bank of Astoria shareholder receiving only cash would receive $19.34 in cash per share of Bank of Astoria common stock, subject in each case to the allocation procedures described under the heading “The Merger—Allocation” beginning on page          of this proxy statement/prospectus. Based on that average closing price, approximately 39.8% of the outstanding shares of Bank of Astoria would be exchanged for cash, and approximately 60.2% would be exchanged for Columbia common stock.

If the price of Columbia common stock increases, then the number of shares of Bank of Astoria common stock being exchanged for cash would decrease and the number of shares being exchanged for Columbia common stock would increase. For example, if the average closing price during the valuation period is $23.75 (approximately 10% higher than $21.50), then approximately 37.5% of the outstanding shares of Bank of Astoria common stock would be exchanged for cash, and approximately 62.5% would be exchanged for Columbia common stock. Based upon the average closing price of $23.75, a Bank of Astoria shareholder receiving Columbia common stock would receive approximately 0.8654 shares of Columbia common stock per share of Bank of Astoria common stock having a value, based upon such average closing price, of approximately $20.55 per share, and a Bank of Astoria shareholder receiving cash would receive approximately $20.55 in cash per share of Bank of Astoria common stock, subject in each case to the allocation procedures described below.

If the price of Columbia common stock decreases, then the number of shares of Bank of Astoria common stock being exchanged for cash would increase and the number of shares being exchanged for Columbia common stock would decrease. For example, if the average closing price during the valuation period is $19.25 (approximately 10% lower than $21.50), then approximately 42.5% of the outstanding shares of Bank of Astoria common stock would be exchanged for cash, and approximately 57.5% would be exchanged for Columbia common stock. Based upon the assumed average closing price of $19.25, a Bank of Astoria shareholder receiving Columbia common stock would receive approximately 0.9412 shares of Columbia common stock per share of Bank of Astoria common stock having a value, based upon such average closing price, of $18.12 per share, and a Bank of Astoria shareholder receiving cash would receive approximately $18.12 in cash per share of Bank of Astoria common stock, subject in each case to the allocation procedures described below.

The following table sets forth, based on various average closing prices of Columbia common stock, the transaction value, the per share cash consideration and the per share stock consideration, as well as the value of such stock consideration based on the assumed average closing prices. The table also shows the percentages of outstanding shares of Bank of Astoria common stock that would be converted into Columbia common stock and cash based on such average closing prices.

EXAMPLES OF MERGER CONSIDERATION

Average Columbia Closing Price During Valuation Period	Transaction Value (in 000s)	Per Share Stock Consideration (shares of Columbia common stock)	Value of Per Share Stock Consideration	Value of Per Share Cash Consideration	% of Transaction Value Paid in Stock	% of Transaction Value Paid in Cash
$26.00	$51,404	0.8374	$21.77	$21.77	64.6%	35.4%
$25.75	$51,085	0.8402	$21.64	$21.64	64.4%	35.6%
$25.50	$50,765	0.8432	$21.50	$21.50	64.2%	35.8%
$25.25	$50,446	0.8462	$21.37	$21.37	64.0%	36.0%
$25.00	$50,126	0.8492	$21.23	$21.23	63.7%	36.3%
$24.75	$49,807	0.8523	$21.09	$21.09	63.5%	36.5%
$24.50	$49,488	0.8555	$20.96	$20.96	63.3%	36.7%
$24.25	$49,168	0.8587	$20.82	$20.82	63.0%	37.0%
$24.00	$48,849	0.8620	$20.69	$20.69	62.8%	37.2%
$23.75	$48,529	0.8654	$20.55	$20.55	62.5%	37.5%
$23.50	$48,210	0.8689	$20.42	$20.42	62.3%	37.7%
$23.25	$47,890	0.8724	$20.28	$20.28	62.0%	38.0%
$23.00	$47,571	0.8760	$20.15	$20.15	61.8%	38.2%
$22.75	$47,251	0.8797	$20.01	$20.01	61.5%	38.5%
$22.50	$46,932	0.8834	$19.88	$19.88	61.3%	38.7%
$22.25	$46,612	0.8873	$19.74	$19.74	61.0%	39.0%
$22.00	$46,293	0.8912	$19.61	$19.61	60.7%	39.3%
$21.75	$45,974	0.8952	$19.47	$19.47	60.5%	39.5%
$21.50	$45,654	0.8993	$19.34	$19.34	60.2%	39.8%
$21.25	$45,335	0.9036	$19.20	$19.20	59.9%	40.1%
$21.00	$45,015	0.9079	$19.07	$19.07	59.6%	40.4%
$20.75	$44,696	0.9123	$18.93	$18.93	59.3%	40.7%
$20.50	$44,376	0.9168	$18.79	$18.79	59.0%	41.0%
$20.25	$44,057	0.9214	$18.66	$18.66	58.7%	41.3%
$20.00	$43,737	0.9262	$18.52	$18.52	58.4%	41.6%
$19.75	$43,418	0.9311	$18.39	$18.39	58.1%	41.9%
$19.50	$43,098	0.9361	$18.25	$18.25	57.8%	42.2%
$19.25	$42,779	0.9412	$18.12	$18.12	57.5%	42.5%
$19.00	$42,459	0.9465	$17.98	$17.98	57.2%	42.8%
$18.75	$42,140	0.9519	$17.85	$17.85	56.9%	43.1%
$18.50	$41,821	0.9574	$17.71	$17.71	56.5%	43.5%
$18.25	$41,501	0.9631	$17.58	$17.58	56.2%	43.8%
$18.00	$41,182	0.9690	$17.44	$17.44	55.9%	44.1%
$17.75	$40,862	0.9750	$17.31	$17.31	55.5%	44.5%
$17.50	$40,543	0.9812	$17.17	$17.17	55.2%	44.8%
$17.25	$40,223	0.9876	$17.04	$17.04	54.8%	45.2%
$17.00	$39,904	0.9941	$16.90	$16.90	54.4%	45.6%

Based on the $21.59 closing price of Columbia common stock on June 4, 2004, the trading day prior to the announcement of the proposed merger, the merger had a value on that date of approximately $19.39 per Bank of

Astoria share. Based on the $             closing price of Columbia common stock on                     , 2004, the merger had a value of approximately $             per Bank of Astoria share.

No assurance can be given that the current fair market value of Columbia common stock will be equivalent to the fair market value of Columbia common stock on the date that stock is received by a Bank of Astoria shareholder or at any other time. The fair market value of Columbia common stock received by a Bank of Astoria shareholder may be greater or less than the current fair market value of Columbia common stock due to numerous market factors.

Bank of Astoria may terminate the merger agreement if, prior to the effective date of the merger, (i) the average closing price of Columbia common stock during the valuation period is less than $18.14 and (ii) Columbia’s stock price has underperformed an index group of banks specified in the merger agreement by more than 15% since April 28, 2004. See “—Termination of the Merger Agreement.”

If, between the date of the merger agreement and the effective date of the merger, the shares of Columbia common stock are changed into a different number or class of shares by reason of reclassification, split-up, combination, exchange of shares or readjustment, or a stock dividend is declared with a record date within that period, appropriate adjustments will be made to the per share cash consideration and the per share stock consideration.

No fractional shares of Columbia common stock will be issued to any holder of Bank of Astoria common stock in the merger. For each fractional share that would otherwise be issued, Columbia will pay cash in an amount equal to the fraction multiplied by the average closing price of Columbia common stock during the valuation period. No interest will be paid or accrued on cash payable in lieu of fractional shares of Columbia common stock.

The terms of the merger were determined by Bank of Astoria and Columbia on the basis of arm’s-length negotiations.

Election Procedure

Subject to the allocation mechanism described in the next section, each Bank of Astoria shareholder holding more than 100 shares will have the right to elect to receive with respect to such shareholder’s shares of Bank of Astoria common stock:

•	all cash (referred to as the “all cash election”);

•	all Columbia common stock (referred to as the “all stock election”);

•	a predetermined mix of cash and Columbia common stock based on the total mix of cash and stock to be paid or issued in the merger (with the percentage of stock estimated to be approximately 60%) (referred to as the “mixed election”); or

•	a special mix of cash and Columbia common stock in 5% increments as specified by the shareholder (referred to as the “special election”).

All Cash Election. Shareholders who elect the all cash election or who hold 100 or fewer Bank of Astoria common shares will receive the per share cash consideration in respect of all their shares of Bank of Astoria common stock, subject to the allocation mechanism described below in the event shareholders elect to receive too much cash. In our discussion we refer to the shares held by a shareholder who owns 100 or fewer shares or who has made an all cash election as “cash election shares.”

All Stock Election. Shareholders who elect the all stock election will receive the per share stock consideration in respect of all their shares of Bank of Astoria common stock, subject to the allocation mechanism described below in the event shareholders elect to receive too much stock. In our discussion we refer to the shares held by a shareholder who has made an all stock election as “stock election shares.”

Mixed Election. A shareholder who elects the predetermined mixed election will receive (A) the per share cash consideration in respect of that portion of that holder’s shares of Bank of Astoria common stock equal to the “cash percentage,” rounded to the nearest whole share (“mixed cash shares”), and (B) the per share stock consideration in respect of that portion of that holder’s shares of Bank of Astoria common stock equal to the “stock percentage,” rounded to the nearest whole shares (“mixed stock shares”). The “cash percentage” and the “stock percentage” will be determined as of the determination date as follows:

•	The “cash percentage” will equal the amount obtained by dividing (1) the amount obtained by dividing $18,180,586 by the per share consideration, by (2) the total number of shares of Bank of Astoria common stock outstanding on June 7, 2004 (2,361,115).

•	The “stock percentage” will equal one hundred percent minus the cash percentage.

For example, assuming that the average closing price of Columbia common stock for the valuation period was $21.50, the cash percentage would be 39.8% and the stock percentage would be 60.2%. In other words, a shareholder holding 200 shares of Bank of Astoria common stock who makes the mixed election would receive the per share cash consideration in respect of 80 shares and the per share stock consideration in respect of 120 shares, subject to the allocation mechanism described below. We intend to announce the actual cash percentage and stock percentage promptly after the determination date and to post the amounts on Columbia’s and Bank of Astoria’s websites at www.columbiabank.com and www.bankofastoria.com, respectively.

Special Election. A shareholder who makes the special election will receive (A) the per share cash consideration in respect of that portion of that holder’s shares of Bank of Astoria common stock equal to any whole percentage specified by such holder that is a multiple of 5% (e.g., 5%, 10%, 15%, 20%, 25%), rounded to the nearest whole share, (“special cash shares”) and (B) the per share stock consideration in respect of that portion of that holder’s shares of Bank of Astoria common stock equal to the remaining number of shares held by such holder (the “special stock shares”).

No-Election Shares. Shareholders who indicate that they have no preference as to whether they receive cash or Columbia common stock, and shareholders who do not make a valid election, will be deemed to have made a no-election (“no-election shares”). Shareholders who are deemed to have made a no-election will receive the per share stock consideration unless there is an oversubscription of the stock consideration, in which case they may receive the per share cash consideration for some or all their shares of Bank of Astoria common stock. See “—Allocation” below.

Proposed Dissenting Shares. To the extent a Bank of Astoria shareholder provides notice of dissent to Astoria before the special shareholders’ meeting, or votes against the merger in accordance with applicable Oregon law, such shareholder will be deemed to hold cash election shares for purposes of determining the allocation of cash and Columbia common stock among Bank of Astoria shareholders. Such shareholders will be deemed to have “proposed dissenting shares.” See “—Allocation” below.

For example, assuming a Bank of Astoria shareholder holds 200 shares of Bank of Astoria common stock (and that the average closing price of Columbia common stock for the valuation period was $21.50), if such shareholder made:

•	an all stock election, such shareholder would receive 179 shares of Columbia common stock (and cash in lieu of a fractional share) having a total value of approximately $3,868;

•	an all cash election, such shareholder would receive approximately $3,868 cash;

•	a mixed election, such shareholder would receive 108 shares of Columbia common stock and cash of approximately $1,545 (including cash in lieu of a fractional share), which together with the stock, would have a total value of approximately $3,868;

•	a special election of 50% stock and 50% cash, such shareholder would receive 89 shares of Columbia common stock and cash of $1,955 (including cash in lieu of a fractional share), which together with the stock, would have a total value of approximately $3,868.

The following table sets forth, based on various assumed average closing prices of Columbia common stock during the valuation period, examples of results of three possible elections (other than a mixed election) by a hypothetical Bank of Astoria shareholder. Special elections will, of course, vary based on the shareholder’s special stock shares and special cash shares.

ILLUSTRATIVE ELECTION ALTERNATIVES FOR A HOLDER OF 200 SHARES OF

BANK OF ASTORIA COMMON STOCK1

ELECTION 1: ALL STOCK ELECTION					ELECTION 2: ALL CASH ELECTION	ELECTION 3: MIXED ELECTION

Assumed Columbia Average Closing Price	Number of Columbia Shares Received	Value of Columbia Shares Received (1)	Cash Received in Lieu of Fractional Shares	Value of Merger Consideration Received for 200 Shares of Bank of Astoria Common Stock (2)	Cash Received	Columbia Shares Received		Dollar Amount of Cash Received
						Value (1)	Number of Shares (1)
$26.00	167	$4,342	$12	$4,354	$4,354	$2,808	108	$1,546
$25.75	168	$4,326	$1	$4,327	$4,327	$2,781	108	$1,546
$25.50	168	$4,284	$16	$4,300	$4,300	$2,754	108	$1,546
$25.25	169	$4,267	$6	$4,273	$4,273	$2,727	108	$1,546
$25.00	169	$4,225	$21	$4,246	$4,246	$2,700	108	$1,546
$24.75	170	$4,208	$11	$4,219	$4,219	$2,673	108	$1,546
$24.50	171	$4,190	$2	$4,192	$4,192	$2,646	108	$1,546
$24.25	171	$4,147	$18	$4,165	$4,165	$2,619	108	$1,546
$24.00	172	$4,128	$10	$4,138	$4,138	$2,592	108	$1,546
$23.75	173	$4,109	$2	$4,111	$4,111	$2,565	108	$1,546
$23.50	173	$4,066	$18	$4,084	$4,084	$2,538	108	$1,546
$23.25	174	$4,046	$11	$4,057	$4,057	$2,511	108	$1,546
$23.00	175	$4,025	$5	$4,030	$4,030	$2,484	108	$1,546
$22.75	175	$3,981	$21	$4,002	$4,002	$2,457	108	$1,545
$22.50	176	$3,960	$15	$3,975	$3,975	$2,430	108	$1,545
$22.25	177	$3,938	$10	$3,948	$3,948	$2,403	108	$1,545
$22.00	178	$3,916	$5	$3,921	$3,921	$2,376	108	$1,545
$21.75	179	$3,893	$1	$3,894	$3,894	$2,349	108	$1,545
$21.50	179	$3,849	$19	$3,868	$3,868	$2,322	108	$1,545
$21.25	180	$3,825	$15	$3,840	$3,840	$2,295	108	$1,545
$21.00	181	$3,801	$12	$3,813	$3,813	$2,268	108	$1,545
$20.75	182	$3,777	$9	$3,786	$3,786	$2,241	108	$1,545
$20.50	183	$3,752	$7	$3,759	$3,759	$2,214	108	$1,545
$20.25	184	$3,726	$6	$3,732	$3,732	$2,187	108	$1,545
$20.00	185	$3,700	$5	$3,705	$3,705	$2,160	108	$1,545
$19.75	186	$3,674	$4	$3,678	$3,678	$2,133	108	$1,545
$19.50	187	$3,647	$4	$3,651	$3,651	$2,106	108	$1,545
$19.25	188	$3,619	$5	$3,624	$3,624	$2,079	108	$1,545
$19.00	189	$3,591	$6	$3,597	$3,597	$2,052	108	$1,545
$18.75	190	$3,563	$7	$3,570	$3,570	$2,025	108	$1,545
$18.50	191	$3,534	$9	$3,543	$3,543	$1,998	108	$1,544
$18.25	192	$3,504	$11	$3,515	$3,515	$1,971	108	$1,544
$18.00	193	$3,474	$14	$3,488	$3,488	$1,944	108	$1,544
$17.75	195	$3,461	$0	$3,461	$3,461	$1,917	108	$1,544
$17.50	196	$3,430	$4	$3,434	$3,434	$1,890	108	$1,544
$17.25	197	$3,398	$9	$3,407	$3,407	$1,863	108	$1,544
$17.00	198	$3,366	$14	$3,380	$3,380	$1,836	108	$1,544

Notes

(1)	These calculations assume that at the end of the valuation period, there are 2,361,115 shares of Bank of Astoria common stock outstanding. These calculations also assume that there are no oversubscriptions of either Columbia common stock or cash. In the event of oversubscription, the exchange agent will follow the allocation mechanism described in the attached proxy materials. All dollar amounts have been rounded to the nearest whole dollar.
(2)	The value of any stock consideration is based on the assumed average closing price of Columbia common stock. Cash will be paid in lieu of any fractional share and, accordingly, the values shown will be paid in the form of cash to the extent of such fractional share.

A fixed number of shares of Columbia common stock will be issued and a fixed amount of cash paid in the merger. Accordingly, there is no assurance that a holder of Bank of Astoria common stock will receive the form of consideration that the holder elects with respect to all shares of Bank of Astoria common stock held by that holder. If the elections result in an oversubscription with respect to shares of Bank of Astoria common stock which would otherwise receive either the per share stock consideration or the per share cash consideration, the exchange agent will follow the procedures for allocating Columbia common stock and cash described below under “—Allocation” beginning on page         .

Election Form. A [COLOR] election form accompanies this proxy statement/prospectus. Each [COLOR] election form allows the holder to make the all cash election, the all stock election, the mixed election or the special election, or to indicate that the holder makes no election assuming such holder owns more than 100 shares. Bank of Astoria and Columbia will make available election forms to persons who become holders of Bank of Astoria common stock subsequent to the fifth business day up until the close of business on the business day prior to the election deadline.

Holders of Bank of Astoria common stock who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the [COLOR] election form. Shares of Bank of Astoria common stock as to which the holder has not made a valid election prior to the election deadline, which is 5:00 p.m., Pacific Standard Time, on                     , 2004, will be deemed no-election shares.

To make an election, a holder of Bank of Astoria common stock must submit a properly completed election form so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the election form. An [COLOR] election form will be effective only if accompanied by certificates representing all shares of Bank of Astoria common stock covered by the election form (or appropriate evidence as to loss, theft or destruction of a certificate, appropriate evidence as to the ownership of that certificate by the claimant, assurance satisfactory to Columbia in consultation with Bank of Astoria’s management, and appropriate and customary identification). If the [COLOR] election form is transmitted to the exchange agent by facsimile, the original signed form and certificates representing Bank of Astoria shares must be received by the exchange agent within three business days thereafter to be deemed effective.

An election may be revoked or changed by the person submitting the election form prior to the election deadline. In the event of a revocation of an election, the exchange agent will, upon receiving a written request from the holder of Bank of Astoria common stock making a revocation, return the certificates of Bank of Astoria common stock submitted by that holder, and that holder will be deemed to have made no election. The exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of Columbia regarding these matters will be binding and conclusive. Neither Columbia or Bank of Astoria nor the exchange agent will be under any obligation to notify any person of any defects in an [COLOR] election form.

Letter of Transmittal. Soon after the completion of the merger, the exchange agent will send a letter of transmittal to each person who was a Bank of Astoria shareholder at the effective time of the merger who has not previously and properly surrendered shares of Bank of Astoria common stock to the exchange agent. This mailing will contain instructions on how to surrender shares of Bank of Astoria common stock (if these shares have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

All shares of Columbia common stock issued to the holders of Bank of Astoria common stock pursuant to the merger will be deemed issued as of the effective date. Until you surrender your Bank of Astoria stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective date with respect to Columbia common stock into which any of your shares may have been converted. When you surrender your certificates, Columbia will pay any unpaid dividends or other distributions, as well as any merger consideration payable in cash, without interest. After the effective time, there will be no transfers on the stock transfer books of Bank of Astoria of any shares of Bank of Astoria common stock. If certificates representing shares of Bank of Astoria common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of Bank of Astoria common stock represented by those certificates shall have been converted.

If a certificate for Bank of Astoria common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and reasonable assurances, such as a bond or indemnity, satisfactory to Columbia in consultation with Bank of Astoria, and appropriate and customary identification.

Allocation

Pursuant to the terms of the merger agreement, Columbia will issue a total of 1,277,750 shares of Columbia common stock and pay $18,180,586 in cash to Bank of Astoria shareholders in the merger. Therefore, all cash elections, all stock elections, and special elections are subject to adjustment to preserve these limitations on the amount of cash to be paid and the number of shares of Columbia common stock to be issued in the merger. As a result, even if you make the all cash election or the all stock election, you may nevertheless receive a mix of cash and stock.

Oversubscription of the Cash Consideration. Columbia common stock may be issued to shareholders who do not make a valid election and, if necessary, with respect to shares covered by an all cash election and special cash shares, if the aggregate cash amount that would otherwise be paid by Columbia to Bank of Astoria shareholders would be greater than $18,180,586. In that situation the following allocation mechanism will be used:

•	all stock election shares, mixed stock shares, special stock shares and no-election shares will be converted into the per share stock consideration;

•	all proposed dissenting shares will be deemed, solely for purposes of the allocation mechanism, to be converted into the per share cash consideration;

•	the exchange agent will then select from among the cash election shares and the special cash election shares (to the extent such elections for cash plus the proposed dissenting shares exceeds the Cash Election Number (as defined in the merger agreement)), by a pro rata selection process, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as possible $18,180,586;

•	all shares selected by the exchange agent through the pro rata selection process will be converted into the per share stock consideration; and

•	the cash election shares, and special cash election shares that have not been selected by the exchange agent to be converted into the per share stock consideration will be converted into the per share cash consideration.

Oversubscription of the Stock Consideration. If the aggregate cash amount that Columbia would pay to Bank of Astoria shareholders who make an all cash election, mixed election or a special election is less than $18,180,586, Columbia may pay cash to shareholders who do not make a valid election and, if necessary, with respect to shares covered by an all stock election and special election shares. If there is an oversubscription of the stock consideration the following allocation mechanism will be used:

•	all cash election shares, mixed cash shares, and special cash shares will be converted into the per share cash consideration;

•	all proposed dissenting shares will be deemed, solely for purposes of the allocation mechanism, to be converted into the per share cash consideration;

•	the exchange agent will then select first from among the no-election shares and then, if necessary, from among the stock election shares and the special stock shares (to the extent such elections exceeds the Stock Election Number (as defined in the merger agreement)), by a pro rata selection process, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as possible $18,180,586;

•	all shares selected by the exchange agent through the pro rata selection process will be converted into the per share cash consideration; and

•	the stock election shares, the special stock shares and the no-election shares that have not been selected by the exchange agent to be converted into the per share cash consideration will be converted into the per share stock consideration.

The allocation described above will be computed by the exchange agent as soon as practicable after the election deadline and may, if necessary, be computed after the completion of the merger in accordance with the merger agreement.

Because the federal income tax consequences of receiving cash, Columbia common stock, or both cash and Columbia common stock will differ, Bank of Astoria shareholders are urged to read carefully the information set forth under the caption “—Certain Federal Income Tax Consequences” and to consult their own tax advisors for a full understanding of the merger’s tax consequences to them. In addition, because the stock consideration can fluctuate in value from the final stock price calculated during the valuation period, the economic value per share received by Bank of Astoria shareholders who receive the stock consideration may, as of the date of receipt by them, be more or less than the amount of cash consideration per share received by Bank of Astoria shareholders who receive cash consideration.

Exercised Bank of Astoria Options

Columbia has agreed to pay cash equal to the per share cash consideration for each share of Bank of Astoria common stock issued or to be issued pursuant to Bank of Astoria options exercised after the date of the merger agreement and prior to the effective date of the merger. Such payment will be in addition to the merger consideration. All executive officers and directors of Bank of Astoria have entered into a voting agreement that prohibits them from exercising any of their options prior to the closing of the merger.

Treatment of Unexercised Options and Warrants

Each outstanding option to acquire Bank of Astoria common stock granted under Bank of Astoria’s stock option plans will be converted automatically at the effective date of the merger into an option to purchase Columbia common stock. Bank of Astoria stock options will continue to be governed by the terms of the Bank of Astoria stock option plan, except that:

•	the number of shares of Columbia common stock subject to the new Columbia stock option will be equal to the product of the number of shares of Bank of Astoria common stock subject to the Bank of Astoria stock option and the per share stock consideration, rounded up or down to the nearest whole share; and

•	the exercise price per share of Columbia common stock subject to the new Columbia stock option will be equal to the exercise price per share of Bank of Astoria common stock under the Bank of Astoria stock option divided by the per share stock consideration, rounded up or down to the nearest cent.

Fractional Shares

Columbia will not issue fractional shares in the merger. Instead, a cash payment will be paid in an amount equal to the product of (i) the fractional part of a share of Columbia common stock multiplied by (ii) the average closing price of Columbia common stock for the valuation period.

Effective Date of the Merger

Subject to the conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will occur as soon as practicable after such conditions have been satisfied or waived. Subject to the foregoing, it is currently anticipated that the merger will be consummated by September 30, 2004. Either Columbia or Bank of Astoria may, subject to certain conditions, terminate the merger agreement if the effective date does not occur on or before January 31, 2005.

Federal Income Tax Consequences of the Merger

The following is a discussion of the material federal income tax consequences of the merger that are generally applicable to holders of Bank of Astoria common stock who are citizens of, reside in or are organized under the laws of the United States. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing regulations thereunder (including final, temporary or proposed regulations) and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein. The following discussion is intended only as a general summary of the material federal income tax consequences of the merger and is not a complete analysis or listing of all potential tax effects relevant to a decision on whether to vote in favor of approval of the merger agreement.

This discussion assumes that the Bank of Astoria shareholders hold their shares of Bank of Astoria common stock as a capital asset within the meaning of section 1221 of the Code. Further, the discussion does not address all aspects of federal income taxation that may be relevant to Bank of Astoria shareholders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the Code, including, without limitation, shareholders who are subject to such special treatment because they are:

•	financial institutions, mutual funds, dealers in securities or insurance companies;

•	tax-exempt organizations;

•	S corporations or other pass-through entities;

•	non-United States persons;

•	Bank of Astoria shareholders whose shares are qualified small business stock for purposes of section 1202 of the Code or who may be subject to the alternative minimum tax provisions of the Code; or

•	Bank of Astoria shareholders who received their Bank of Astoria common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

Consummation of the merger is conditioned upon the receipt by Bank of Astoria of the opinion of Graham & Dunn PC, counsel to Columbia, dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in the opinion, which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. The tax opinions to be delivered in connection with the merger are not binding on the Internal Revenue Service (“IRS”) or the courts, and neither Bank of Astoria nor Columbia intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger.

Assuming consummation of the merger on the basis of facts, representations and assumptions as set forth in the opinion referred to above, the United States federal income tax consequences of the merger to a holder generally will depend on whether the holder exchanges such shareholder’s Bank of Astoria common stock for cash, Columbia common stock or a combination of cash and Columbia common stock.

Exchange Solely for Cash. In general, if pursuant to the merger a holder exchanges all of its shares of Bank of Astoria common stock solely for cash, the holder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of Bank of Astoria common stock surrendered, which gain or loss will be long-term capital gain or loss if the holder’s holding period with respect to the Bank of Astoria common stock surrendered is more than one year. Notwithstanding the foregoing, if a holder exchanges all of its shares of Bank of Astoria common stock solely for cash and either (1) is deemed to constructively own shares of Columbia common stock that were exchanged for shares of Bank of Astoria common stock or (2) actually owns shares of Columbia common stock, cash received by the holder may be taxed as a dividend rather than as a capital gain. The consequence to such holders may be similar to the consequences described below under the heading “—Exchange for Columbia Common Stock and Cash.”

Exchange Solely for Columbia Common Stock. If pursuant to the merger a holder exchanges all of its shares of Bank of Astoria common stock solely for shares of Columbia common stock, the holder will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of Columbia common stock (as discussed below). The aggregate adjusted tax basis of the shares of Columbia common stock received in the merger will be equal to the aggregate adjusted tax basis of the shares of Bank of Astoria common stock surrendered for the Columbia common stock (reduced by the tax basis allocable to any fractional share of Bank of Astoria common stock for which cash is received), and the holding period of the Columbia common stock will include the period during which the shares of Bank of Astoria common stock were held. If a holder has differing bases or holding periods in respect of its shares of Bank of Astoria common stock, the holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Columbia common stock received in the exchange.

Exchange for Columbia Common Stock and Cash. If pursuant to the merger a holder exchanges all of its shares of Bank of Astoria common stock for a combination of Columbia common stock and cash, the holder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Columbia common stock received pursuant to the merger over the holder’s adjusted tax basis in its shares of Bank of Astoria common stock surrendered) and (2) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Any recognized gain will generally be long-term capital gain if the holder’s holding period with respect to the Bank of Astoria common stock surrendered is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

The aggregate tax basis of Columbia common stock received by a holder that exchanges its shares of Bank of Astoria common stock for a combination of Columbia common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of Bank of Astoria common stock surrendered for Columbia common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger, and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the holder on the exchange. The holding period of the Columbia common stock will include the holding period of the shares of Bank of Astoria common stock surrendered. If a holder has differing bases or holding periods in respect of its shares of Bank of Astoria common stock, the holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Columbia common stock received in the exchange.

Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of Columbia. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of Bank of Astoria common stock solely for Columbia common stock and Columbia then immediately redeemed (the “deemed redemption”) a portion of the Columbia common stock in exchange for the cash the holder actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if the deemed redemption is (1) substantially disproportionate with respect to the holder, or (2) not essentially equivalent to a dividend.

The deemed redemption, generally, will be substantially disproportionate with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is not essentially equivalent to a dividend with respect to a holder will depend upon the particular circumstances of the holder. At a minimum, however, in order for the deemed redemption to be not essentially equivalent to a dividend, the deemed redemption must result in a meaningful reduction in the holder’s actual and constructive percentage stock ownership of Columbia. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of Columbia the holder is deemed to actually and constructively own immediately before the deemed redemption and (2) the percentage of the outstanding stock of Columbia the holder actually and constructively owns immediately after the deemed redemption. In applying the foregoing tests, a holder is deemed to own stock owned and, in some cases, constructively owned, by certain family members, by certain estates and trusts of which the holder is a beneficiary, and by certain affiliated entities. As these rules are complex, each holder that may be subject to these rules should consult its tax advisor. The Internal Revenue Service has ruled that a relatively minor reduction in the percentage stock ownership of a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is a meaningful reduction.

Cash Received in Lieu of a Fractional Share. Cash received by a holder in lieu of a fractional share of Columbia common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the share of Bank of Astoria common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Bank of Astoria common stock is more than one year.

Dissenting Shareholders. Holders of Bank of Astoria common stock who dissent with respect to the merger, as discussed in “Dissenters’ Rights” beginning on page          of this proxy statement/prospectus, and who receive cash in respect of their shares of Bank of Astoria common stock will be treated, generally, in the same manner as holders who exchange their shares of Bank of Astoria common stock solely for cash in accordance with the discussion above.

Backup Withholding. Non-corporate shareholders of Bank of Astoria may be subject to information reporting and backup withholding on any cash payments they receive. Shareholders will not be subject to backup withholding, however, if they:

•	furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal they will receive; or

•	are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder’s federal income tax liability, provided he or she furnishes the required information to the IRS.

Reporting Requirements. Shareholders who receive Columbia common stock as a result of the merger will be required to retain records pertaining to the merger and each shareholder will be required to file with such holder’s federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. Bank of Astoria shareholders will be responsible for the preparation of their own tax returns.

Graham & Dunn P.C. has delivered an opinion to the foregoing effect to Columbia. The opinion has been filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part. The foregoing is only a summary of the tax consequences of the merger as described in the opinion. The opinion is based on assumptions, representations made by officers of Columbia and Bank of Astoria to Graham & Dunn P.C., and contains qualifications appropriate to the subject matter.

Closing of the merger is conditioned on Columbia’s and Bank of Astoria’s receipt of an opinion of Graham & Dunn, to the effect that if the merger is consummated in accordance with the terms set forth in the merger agreement, the merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and that no gain or loss will be recognized by Bank of Astoria shareholders who receive shares of Columbia common stock in exchange for their shares of Bank of Astoria common stock.

An opinion of counsel only represents counsel’s best legal judgment, and has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court considering the issues. Neither Bank of Astoria nor Columbia has requested or will request a ruling from the IRS with regard to the federal income tax consequences of the merger.

The foregoing is a general summary of the material federal income tax consequences of the merger to Bank of Astoria shareholders, without regard to the particular facts and circumstances of each shareholder’s tax situation and status. In addition, there may be relevant state, local, foreign or other tax consequences, none of which is described above. Because certain tax consequences of the merger may vary depending on the particular circumstances of each shareholder, each Bank of Astoria shareholder should consult its own tax advisor regarding its specific tax situation and status, including the specific application of state, local and foreign laws to such shareholder and the possible effect of changes in federal and other tax laws.

Voting Agreements

The directors and executive officers of Bank of Astoria have entered into a voting agreement, dated as of June 7, 2004. In the voting agreement, each director and executive officer agrees to vote the shares of Bank of Astoria common stock that he or she owns or controls in favor of the merger. The persons who have entered into this agreement are entitled to vote a total of [316,962]outstanding shares of Bank of Astoria common stock, which is approximately [13%] of the total shares outstanding.

Dissenters’ Rights of Appraisal

Shareholders who dissent from a proposed bank merger are entitled to the fair value of their shares under Oregon Revised Statutes 711.175 to 711.185 of the Oregon Bank Act. Copies of these statutes are attached as Appendix B.

To perfect dissenters’ rights, a shareholder must send or deliver a notice of dissent to Bank of Astoria prior to or at the special meeting or must vote against the merger. A shareholder may not dissent as to less than all of the shares of Bank of Astoria registered in the name of such shareholder, except a shareholder holding, as a fiduciary or nominee, shares registered in such shareholder’s name for the benefit of more than one beneficiary, may dissent as to less than all of the shares registered in the fiduciary or nominee’s name if any dissent as to the shares held for a beneficiary is made as to all the shares held by the fiduciary for that beneficiary or nominee.

If the merger is approved, then within 30 days after the special meeting any dissenting shareholder who desires to receive the value in cash of such shareholder’s shares must make written demand on Bank of Astoria or Columbia and surrender such shareholder’s stock certificates, properly endorsed for transfer. Any dissenting shareholder who fails to make such written demand within the 30-day period, will be bound by the terms of the merger agreement.

Within 30 days after the effective date of the merger, dissenting shareholders will receive from Columbia, as the surviving company, an acknowledgement of their dissent with a written offer to pay for those shares a cash price determined by Columbia to be the fair value of those shares as of the effective date of the merger. If a dissenting shareholder notifies Columbia in writing that such shareholder accepts the offer, Columbia will pay the fair value to the shareholder within 30 days after receiving the acceptance. If, within 30 days after notice of the Columbia’s offer, one or more dissenting shareholders have not accepted such offer, then the Oregon Department of Consumer and Business Services will appoint an appraiser, who will make a determination of fair value of the shares held by the dissenting shareholders who did not accept Columbia’s offer. The determination can be appealed in limited circumstances. Within 30 days after receiving notice of the appraiser’s valuation, Columbia must pay the dissenting shareholders in accordance with the valuation. The costs of the appraisal would be shared equally by Columbia and the dissenting shareholders if Columbia’s offer is between 85% and 115% of the appraiser’s value. If Columbia’s offer was equal to or less than 85% of the appraiser’s valuation, Columbia would be required to pay the entire cost of valuation. If Columbia’s offer was equal to or more than 115% of the appraiser’s valuation, the dissenting shareholders who did not accept Columbia’s initial offer would bear the entire cost of the valuation.

In view of the complexity of Oregon Revised Statutes Chapter 711 of the Oregon Bank Act and the requirement that shareholders must strictly comply with these provisions, shareholders of Bank of Astoria who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

The failure of a Bank of Astoria shareholder to comply strictly with the Oregon statutory requirements will result in a loss of dissenters’ rights. A copy of the relevant statutory provisions is attached as Appendix B. You should refer to this appendix for a complete statement concerning dissenters’ rights and the foregoing summary of such rights is qualified in its entirety by reference to that appendix.

Conditions to the Merger; Regulatory Approvals

Consummation of the merger is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the merger will be completed.

Certain conditions must be satisfied or events must occur before the parties will be obligated to complete the merger. Each party’s obligations under the merger agreement are conditioned on satisfaction by the other party of conditions applicable to them. Some of these conditions, applicable to the respective obligations of both Columbia and Bank of Astoria, are as follows:

•	approval of the merger by Bank of Astoria shareholders;

•	accuracy of the other party’s representations in the merger agreement and any certificate or other instrument delivered in connection with the merger agreement;

•	compliance by the other party of all material terms, covenants, and conditions of the merger agreement;

•	that there shall have been no damage, destruction, or loss, or other event or sequence of events, that has had or potentially may have a material adverse effect with respect to the other party;

•	that no action or proceeding has been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the merger;

•	Bank of Astoria’s receipt of a fairness opinion from Sandler O’Neill & Partners, L.P.; and

•	the registration statement filed with the SEC, required to register the Columbia common stock to be issued to shareholders of Bank of Astoria in the merger has become effective, and no stop-order suspending such effectiveness has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.

In addition to the above, the obligations of Columbia under the merger agreement are subject to conditions that include the following:

•	Bank of Astoria’s Tangible Equity Capital (as defined in the merger agreement) as of the closing date of the merger is not below specified levels;

•	Bank of Astoria’s Merger Fees (as defined in the merger agreement) have not exceeded specified levels; and

•	Columbia has received an opinion of legal counsel to the effect, among other things, that the merger will qualify as a reorganization under Section 368(a)(2)(D) of the Internal Revenue Code.

Additionally, either Columbia or Bank of Astoria may terminate the merger if certain conditions applicable to the other party are not satisfied or waived. Those conditions are discussed below under “—Amendment or Termination of the Merger Agreement.”

Either Columbia or Bank of Astoria may waive any of the other party’s conditions, except those that are required by law (such as receipt of regulatory and Bank of Astoria shareholder approval). Either Columbia or Bank of Astoria may also grant extended time to the other party to complete an obligation or condition.

Amendment or Termination of the Merger Agreement

The merger agreement may be amended or supplemented at any time by written agreement of the parties, whether before or after the Bank of Astoria special meeting. To the extent permitted under applicable law, the parties may make any amendment or supplement without further approval of Bank of Astoria shareholders. However, after shareholder approval, any amendments which would reduce the amount or change the form of consideration Bank of Astoria shareholders will receive in the merger or the allocation of the cash percentage and stock percentage would require further Bank of Astoria shareholder approval.

The merger agreement contains several provisions entitling either Columbia or Bank of Astoria to terminate the merger agreement under certain circumstances. The following briefly describes these provisions:

Lapse of Time. If the merger has not closed by January 31, 2005, then at any time after that date, the board of directors of either Columbia or Bank of Astoria may terminate the merger agreement.

Columbia Average Closing Price. Bank of Astoria may terminate the merger agreement if, on the fifth business day immediately prior to the closing of the merger (the “Determination Date”) both of the following are true with respect to Columbia common stock:

•	the “Columbia Average Closing Price” (defined in the merger agreement as the average daily sales price of Columbia common stock during the 15 trading days prior to the Determination Date) is less than $18.14; and

•

the number obtained by dividing the Columbia Average Closing Price by $21.34 is less than the number obtained by (i) dividing the “Final Index Price,” which is defined in the merger agreement as the sum of the “Final Average Prices” of the common stock of certain comparable financial institutions designated in writing by the parties (the “Index Group”), during the 15 trading days prior to the Determination Date) by the amount of $21.33, which was the sum of the per share closing of each company in the Index Group, appropriately weighted, on April 28, 2004.

These events are referred to in the merger agreement as the “Adjustment Triggers.” If Bank of Astoria provides written notice of its intent to terminate the merger agreement because the Adjustment Triggers are applicable, Columbia may elect, within one business day of its receipt of such notice, to increase the total cash to be paid in the merger, dollar for dollar, by the amount of the difference between the Columbia Average Price and $18.14. If this election is made by Columbia, no termination of the merger agreement will occur and the merger agreement will remain in effect according to its terms, except that the Total Cash Amount will have been supplemented.

Mutual Consent. The parties may terminate the merger agreement at any time before closing, whether before or after approval by Bank of Astoria shareholders, by mutual consent.

No Regulatory Approvals. Either party may terminate the merger agreement if the regulatory approvals required to be obtained are denied, or if any such approval is conditioned on a substantial deviation from the transactions contemplated by the merger agreement, subject to certain rights granted in the merger agreement to appeal the denial of such regulatory approval.

Breach of Warranty. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or other agreements in the merger agreement) if there has been a material breach of any of the representations or warranties set forth in the merger agreement on the part of the other party, which breach is not cured within 30 days following written notice to such party, or which breach cannot, by its nature, be cured prior to the closing of the merger.

Breach of Covenant. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) if there has been a material breach of any covenants or agreements set forth in the merger agreement by the other party, which is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the closing of the merger.

Bank of Astoria Fails to Recommend Shareholder Approval. Columbia may terminate the merger agreement (so long as it is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) before Bank of Astoria shareholders approve the merger, if the Bank of Astoria board of directors fails to recommend to its shareholders approval of the merger, or modifies, withdraws or changes in a manner adverse to Columbia its recommendation.

Bank of Astoria Shareholders Fail to Approve Merger. Either party may terminate the merger agreement (so long as such party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) if the required vote of Bank of Astoria shareholders required for the consummation of the merger is not obtained, regardless of whether the Bank of Astoria board of directors recommends such approval.

Impracticability. Either party may terminate the merger agreement upon written notice to the other party if the board of directors of the party seeking termination has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the merger has become inadvisable or impracticable by reason of the institution of litigation by the federal government or the government of the State of Oregon to restrain or invalidate the merger.

Potential Dissenting Shares. Columbia may terminate the merger agreement if holders of 10% or more of the outstanding shares of Bank of Astoria common stock have either provided notice of dissent to Bank of

Astoria prior to the special shareholders meeting or voted against the merger and have surrendered their stock certificates and not withdrawn their dissenters’ rights, subject to the right of Bank of Astoria to cure or obtain withdrawal of such dissenting shares within the later of the 30 days following written notice of termination from Columbia or the 60 days following the date of the special shareholders meeting.

Superior Proposal. Bank of Astoria may terminate the merger agreement if its board of directors determines in good faith, after consultation with legal counsel, that in light of a “Superior Proposal” as defined in the merger agreement, it would not be consistent with its fiduciary duties to Bank of Astoria and Bank of Astoria shareholders under applicable law to continue with the transactions contemplated by the merger agreement. This right is subject to the requirement that Bank of Astoria may terminate the merger agreement solely in order to concurrently enter into a letter of intent, agreement in principle, acquisition agreement or other similar agreement related to a Superior Proposal, and further subject to the provision that such termination may occur only after the fifth day following Columbia’s receipt of written notice advising Columbia that the board of directors of Bank of Astoria is prepared to accept a Superior Proposal, and only if, during such five-day period, if Columbia so elects, Bank of Astoria and its advisors shall have negotiated in good faith to make such adjustments in the terms and conditions of the merger agreement as would enable Columbia to proceed with the transactions contemplated by the merger agreement.

Termination Fees

Bank of Astoria will pay to Columbia a termination fee of $500,000 if Columbia terminates the merger agreement based on a Bank of Astoria’s breach of representations or breach of covenants, or if the Bank of Astoria board of directors does not recommend approval of the merger agreement to its shareholders. If either Columbia or Bank of Astoria terminates the merger agreement because Bank of Astoria shareholder approval is not obtained at the shareholder’s meeting, Bank of Astoria will pay to Columbia a termination fee of $150,000. Columbia will pay Bank of Astoria a termination fee of $500,000 if Bank of Astoria terminates the merger agreement based on Columbia’s breaches of representations or covenants.

Break-Up Fee

If an Acquisition Proposal (as defined in the merger agreement) with respect to Bank of Astoria shall have been made known to Bank of Astoria and have been publicly announced or otherwise become public, or made known to the shareholders of Bank of Astoria, and thereafter:

•	the merger agreement is terminated by either Columbia or Bank of Astoria due to lapse of time (and prior to such termination the shareholders of Bank of Astoria have not previously approved the merger); or due to no shareholder approval; or due to a Superior Proposal; and

•	within six months following such termination, Bank of Astoria enters into any Acquisition Agreement (as defined in the merger agreement) for, or publicly announces an intention to engage in, an Acquisition Proposal (as defined in the merger agreement) or Superior Proposal, then upon the closing of the Acquisition Agreement or Superior Proposal, Bank of Astoria is required to pay $1,500,000, less the amount of any termination fee previously paid.

Allocation of Costs Upon Termination

If the merger agreement is terminated (except under circumstances that would require the payment of a termination fee or break-up fee) Columbia and Bank of Astoria will each pay their own out-of-pocket expenses incurred in connection with the transaction and, except for any applicable termination or break-up fees, will have no other liability to the other party.

Conduct Pending the Merger

The merger agreement provides that, until the merger is effective, Bank of Astoria will conduct its business only in the ordinary and usual course, and use all reasonable efforts to preserve its present business organization, retain the services of its present management, and preserve the goodwill of all parties with whom it has business dealings. The merger agreement also provides that, unless Columbia otherwise consents in writing, Bank of Astoria will refrain from engaging in various activities such as:

•	effecting any stock split or other recapitalization with respect to Bank of Astoria common stock;

•	declaring or paying dividends or other distributions, except that Bank of Astoria may, consistent with past practices, declare and pay its June 2004 cash dividend up to a specified amount, and if the closing of the merger does not occur on or before November 30, 2004 (so long as the delay is not a result of Bank of Astoria seeking to obtain withdrawal of dissenting shares), Bank of Astoria may declare and pay one additional cash dividend up to a specified amount;

•	acquiring, encumbering or disposing of assets or making any commitment with respect to its assets other than in the ordinary course of business;

•	with certain exceptions, soliciting or accepting deposit accounts of a different type than previously accepted by Bank of Astoria or incurring any indebtedness in excess of $50,000;

•	acquiring an ownership or leasehold interest in real property without conducting an appropriate environmental evaluation;

•	with certain exceptions, entering into, renewing, amending or terminating any material contracts with a term of one year or more;

•	with certain exceptions, entering into or amending any contract calling for a payment of more than $50,000, unless the contract may be terminated without cause or penalty upon 30 days notice or less;

•	with certain exceptions, entering into any personal services contract calling for a payment of $10,000 or more;

•	selling any securities other than in the ordinary course of business, or selling any securities even in the ordinary course of business if the aggregate gain realized from all sales after the date of execution of the merger agreement would exceed $50,000, or transferring investment securities between portfolios;

•	amending or materially changing its operations, policies or procedures;

•	with certain exceptions, making capital expenditures in excess of $10,000 per project or $25,000 in the aggregate; and

•	entering into transactions or making any expenditures other than in the ordinary course of business.

Bank of Astoria Management and Operations After the Merger

Following the merger, the new Bank of Astoria board of directors will consist of Bank of Astoria’s directors immediately before the merger, with the addition of representatives selected by Columbia. Such directors will serve their terms in the ordinary course until the next annual meeting of the Bank of Astoria shareholder, except that two of Bank of Astoria’s directors will resign from the new Bank of Astoria board of directors, effective on the later of (i) December 31, 2004, or (ii) the closing of the merger. The resigning directors will serve as advisory directors until the next annual meeting of Bank of Astoria shareholder.

Bank of Astoria’s executive officers immediately before the merger will remain unchanged immediately following the merger.

Although Bank of Astoria will be a wholly-owned subsidiary of Columbia after the merger, Columbia intends to initially to operate it independently, under the name “Bank of Astoria.”

Employee Benefit Plans

The merger agreement provides that following the merger Bank of Astoria will maintain in effect through 2004 all existing Bank of Astoria compensation plans and make payments to the existing Bank of Astoria profit sharing and bonus plans consistent with Bank of Astoria’s past practices. Effective January 1, 2005, at Columbia’s option, all such compensation plans (except certain identified employment contracts with Bank of Astoria’s executive officers) may be terminated and the interests of continuing Bank of Astoria employees in those plans may be transferred or merged into Columbia’s employment benefit plans. Continuing employees of Bank of Astoria will be entitled to participate in certain Columbia employee benefit plans immediately following the closing of the merger.

Interests of Certain Persons in the Merger

Certain members of the Bank of Astoria board of directors and management may be deemed to have interests in the merger, in addition to their interests as shareholders of Bank of Astoria generally. The Bank of Astoria board of directors was aware of these factors and considered them, among other things, in approving the merger agreement.

Stock Ownership. The directors, executive officers and principal shareholders of Bank of Astoria, together with their affiliates, beneficially owned, as of the record date for the special meeting, a total number of shares of Bank of Astoria common stock representing [15.9%] of all outstanding Bank of Astoria shares and options of Bank of Astoria. The directors and executive officers of Bank of Astoria will receive the same consideration in the merger for their shares as other shareholders of Bank of Astoria.

Voting Agreements. The directors and executive officers of Bank of Astoria have entered into a voting agreement, dated as of the same date as the merger agreement. Pursuant to these agreements, each director and executive officer agrees to vote the shares of Bank of Astoria common stock that he or she owns or controls in favor of the merger. The persons who have entered into this agreement are entitled to vote a total of [316,962] outstanding shares of Bank of Astoria common stock, which is approximately [13%] of the total shares outstanding.

Stock Options. Any outstanding Bank of Astoria options that are exercised between the date of the merger agreement and the closing of the merger will be converted into cash, based on the per share cash consideration exchange ratio, discussed above under “Merger Agreement—Treatment of Exercised Options.” At the time of the merger, any remaining Bank of Astoria options will be converted into options to purchase Columbia common stock based on the per share stock consideration, discussed above under “Merger Agreement—Treatment of Unexercised Options.” As of the date of this proxy statement/prospectus, officers and other employees of Bank of Astoria held options to acquire a total of              shares of Bank of Astoria common stock and the non-employee directors of Bank of Astoria held options to acquire a total of              shares of Bank of Astoria common stock. Given the exchange ratio in the merger, and assuming that no Bank of Astoria options are exercised between the date of the merger agreement and the closing of the merger, these options will be converted into options to purchase a total of approximately              shares of Columbia common stock at the time of the merger. The executive officers and directors have entered into a voting agreement that prohibits them from exercising any of their options before the closing of the merger.

Bank of Astoria Employment Agreements. Bank of Astoria entered into employment agreements with Cheri Folk and Rhonda Wills on June 12, 1996 and Heather Seppa and Julie Adelman on January 27, 2003. All four of these agreements were revised on May 11, 2004. The term of each employment agreement commences upon a change in control and continues for (i) in the case of Ms. Folk, three years after the change in control; and (ii) in the cases of Mses. Wills, Seppa and Adelman, one year after the change in control. Under the terms of these agreements, each executive is entitled to receive her base salary in equal monthly installments for the remainder of the term if she is terminated without Cause (as described below). During this time, Bank of Astoria or its successor will also continue to pay premiums on benefits that were in place at the time of the change in control. These payment obligations will terminate if the executive accepts other employment prior to expiration of the term. If the executive is terminated with Cause or voluntarily resigns, she is only entitled to base compensation earned through the termination date. The merger will trigger the provisions of these employment agreements.

For purposes of the Bank of Astoria employment agreements, “Cause” is defined as willful and continuous failure or refusal to comply with the policies, standards, and regulations of Bank of Astoria; fraud, dishonesty, or other acts of misconduct; or failure or refusal to faithfully or diligently perform the provisions of the agreement or her usual and customary duties on behalf of Bank of Astoria following written notice of such failure or refusal to perform.

Amendments to Adelman Employment and Stock Option Agreements. In connection with the proposed merger, Bank of Astoria and Ms. Adelman have extended the term of her employment agreement until March 31, 2006. However, it is expected that Ms. Adelman will continue in her position only until March 31, 2005. In addition, on April 22, 2004, Bank of Astoria and Ms. Adelman entered into a stock option agreement, pursuant to which Ms. Adelman received an option to purchase 5,000 shares of Bank of Astoria common stock, subject to a one-year pro rata vesting period. In connection with the proposed merger, Bank of Astoria and Ms. Adelman have amended this stock option agreement to provide that upon consummation of the merger, the options granted pursuant to the agreement will be deemed fully vested and exercisable in full. The amendments to both Ms. Adelman’s employment agreement and her stock option agreement will become effective upon the closing of the merger; if the merger is terminated for any reason, the amendments will each be void and have no effect.

Columbia Change in Control Severance Agreements. Columbia and Bank of Astoria have entered into change in control severance agreements, effective upon the closing of the merger, with Mses. Folk, Wills and Seppa.

The severance agreements each have a five-year term and contain provisions that require payment in the event of a change in control of Bank of Astoria and subsequent termination of employment by Bank of Astoria without Cause (as described below) or by the executive for Good Reason (as described below). Under the terms of the severance agreements, the severance payments are as follows: Ms. Folk, three times her then-current base salary, payable over a three-year period; Ms. Wills, two times her then-current base salary, payable over a two-year period; and Ms. Seppa, one times her then-current base salary, payable over a one-year period. In order for benefits to be triggered for each of Mses. Folk, Wills and Seppa, termination of employment must occur within 1,095 days, 730 days, and 365 days, respectively, of the a change in control. In addition to the severance payment, each executive would also be entitled to accelerated vesting of any outstanding options.

The severance agreements contain a covenant that each executive will not compete with Bank of Astoria or Columbia in any county in which Bank of Astoria and/or Columbia do business during the period of time for which she is receiving severance benefit payments. The executives have each agreed not to solicit any employees of Columbia, Bank of Astoria or related entities during the noncompetition period. Such noncompetition and noninterference provisions will terminate if the executive waives her right to receive any remaining severance benefit payments.

For purposes of the change in control severance agreements, “Cause” means willful misfeasance or gross negligence in the performance of the executive’s duties; conduct demonstrably and significantly harmful to Bank of Astoria (which would include willful violation of any final cease and desist order applicable to Bank of Astoria); or conviction of a felony. “Good Reason” means any reduction of the executive’s salary or any reduction or elimination of any other compensation or benefit plan (which reduction or elimination is not of general application to substantially all employees of Bank of Astoria or such employees of any successor entity or of any entity in control of Bank of Astoria); any changes in the executive’s authority or duties substantially inconsistent with the executive’s then office position; or any transfer to a location more than thirty miles from the executive’s then office location. “Change in control” means the occurrence of one or more of the following events:

•	one person or entity acquiring or otherwise becoming the owner of 25% or more of Columbia’s outstanding common stock;

•	replacement of incumbent directors or election of newly-elected directors constituting a majority of the board of directors of Columbia where such replacement or election has not been supported by the Columbia board of directors; or

•	dissolution, or sale of 50% or more in value of the assets of either Columbia or Bank of Astoria.

Columbia Supplemental Compensation Agreements. Columbia and Bank of Astoria have entered into supplemental compensation agreements, effective upon the closing of the merger, with Mses. Folk, Wills and Seppa. Ms. Folk’s agreement will be triggered upon her 65th birthday; from that time forward, she will be entitled to receive a deferred compensation benefit of $6,667 per month for 120 months. If Ms. Folk retires from her position with Bank of Astoria between her 62nd and 65th birthdays, she will receive payments in exchange for consulting services until the age of 65, and such consulting payments will be offset against the deferred compensation benefit described in the previous sentence.

The supplemental compensation agreements for Mses. Wills and Seppa will be triggered upon the 10th anniversary of the closing of the merger. From that time forward, Mses. Wills and Seppa will each be entitled to receive a deferred compensation benefit of $2,083 per month for 120 months. In the case of Ms. Wills only, the parties have agreed that in 2006 Columbia will consider doubling the deferred compensation benefit under the supplemental compensation agreement, subject to Ms. Wills achieving mutually agreed upon performance goals.

The supplemental compensation agreements contain a covenant that each executive will not compete with Bank of Astoria or Columbia in any county in which Bank of Astoria and/or Columbia do business during the period of time for which she is accruing or receiving severance benefit payments. These noncompetition provisions will terminate if the executive waives her right to receive any remaining deferred compensation benefit payments.

Bank of Astoria Board of Directors. The merger agreement provides that the Bank of Astoria board (together with representatives selected by Columbia) will continue to serve following closing of the merger. The merger agreement states that for up to two years thereafter, the continuing Bank of Astoria directors will receive director fees (including committee fees) that are not less than those they currently receive from Bank of Astoria.

Director Non-competition Agreements. All members of the Bank of Astoria board of directors have entered into a non-competition agreement with Columbia. Except under certain limited circumstances, the noncompetition agreement prohibits directors of Bank of Astoria from competing with Columbia and/or Bank of Astoria in Clatsop, Tillamook, Columbia and Polk counties in the State of Oregon, and Pacific, Wahkiakum and Cowlitz counties in the State of Washington. The term of the non-competition agreement commences upon consummation of the merger and continues for the longer of (i) three years after closing of the merger or (ii) one year after the director’s service as a director of Bank of Astoria is terminated.

Indemnification of Directors and Officers; Insurance. The merger agreement provides that Columbia will, following the closing of the merger, indemnify the present and former directors and officers of Bank of Astoria against liabilities or costs that may arise in the future, incurred in connection with claims or actions arising out of or pertaining to matters that existed or occurred prior to the effective date of the merger. The scope of this indemnification is to the same extent that such persons would have been entitled to indemnification under Oregon law or the articles of incorporation or bylaws of Bank of Astoria. The merger agreement also provides that to the extent that the foregoing indemnification provisions will not serve to indemnify and hold harmless an indemnified party, Columbia agrees that it will indemnify and hold harmless such persons to the fullest extent permitted under applicable law, against liabilities or costs incurred in connection with any claim or action that arise out of or pertain to the transactions contemplated by the merger agreement.

The merger agreement also provides that for a period of six years following the closing of the merger, Columbia will cause the persons serving as officers and directors of Bank of Astoria immediately prior to the date of the execution of the merger agreement to be covered by the current policies of director and officer liability insurance maintained by Bank of Astoria. The merger agreement also provides that Columbia will provide each director of Bank of Astoria who serves as a director following the closing of the merger with an indemnification agreement substantially similar to indemnification agreements that Columbia has previously entered into with its directors.

Accounting Treatment of the Merger

The acquisition of Bank of Astoria will be accounted for using the purchase method of accounting by Columbia under generally accepted accounting principles. Accordingly, using the purchase method of accounting, the assets and liabilities of Bank of Astoria will be recorded by Columbia at their respective fair values at the time of the merger. The excess of Columbia’s purchase price over the net fair value of assets acquired including identifiable intangible assets and liabilities assumed is recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of Bank of Astoria will be included in Columbia’s consolidated statement of operations after the date of the merger. The intangible assets will be amortized against the combined company’s earnings following completion of the merger.

Stock Resales by Bank of Astoria Affiliates

The Columbia common stock to be issued in the merger will be transferable free of restrictions under the Securities Act of 1933 (“1933 Act”), except for shares received by persons, including directors and executive officers of Bank of Astoria, who may be deemed to be “affiliates” of Bank of Astoria, as that term is defined in the rules under the 1933 Act. Affiliates may not sell their shares of Columbia common stock acquired in the merger, except (a) pursuant to an effective registration statement under the 1933 Act covering those shares, (b) in compliance with Rule 145, or (c) in accordance with an opinion of counsel reasonably satisfactory to Columbia, under other applicable exemptions from the registration requirements of the 1933 Act. Columbia will obtain customary agreements with all Bank of Astoria directors, officers, and affiliates of Bank of Astoria, under which such persons will represent that they will not dispose of their shares of Columbia received in the merger or the shares of capital stock of Bank of Astoria or Columbia held by them before the merger, except in compliance with the 1933 Act and the rules and regulations promulgated under the 1933 Act. This proxy statement/prospectus does not cover any resales of the Columbia common stock received by affiliates of Bank of Astoria.

STOCK PRICE AND DIVIDEND INFORMATION

Columbia Common Stock. Columbia common stock is quoted on the Nasdaq National Market under the symbol “COLB.” The following table sets forth for the periods indicated:

•	the high and low sale prices for Columbia common stock as reported on the Nasdaq National Market, and

•	dividends per share on Columbia common stock.

	High*		Low*		Cash Dividends Declared
2002
First quarter		$12.62		$9.98	—
Second quarter		$12.38		$10.44	—
Third quarter		$12.86		$10.29	—
Fourth quarter		$12.94		$10.25	—

2003
First quarter		$13.76		$11.97	$0.05
Second quarter		$18.10		$12.95	$0.05
Third quarter		$18.10		$16.29	$0.05
Fourth quarter		$21.33		$16.77	$0.05

2004
First quarter		$26.72		$20.11	$0.07
Second quarter		$26.73		$20.28	—
Third quarter (through , 2004)	$		$

*	Adjusted for stock splits and stock dividends.

At March 31, 2004, the 13,557,126 outstanding shares of Columbia common stock were held by approximately 1,265 holders of record.

Bank of Astoria Common Stock. Bank of Astoria common shares trade on the NASDAQ OTC Bulletin Board under the symbol “BKAO.” The respective high and low sale prices of Bank of Astoria’s common stock for the periods indicated are shown below. These prices do not include retail mark-ups, mark-downs, or commissions, and may not represent actual transactions. The following table also sets forth dividends declared per share of common stock for the periods indicated.

	High		Low		Cash Dividends Declared
2002
First quarter		$9.98		$9.12	—
Second quarter		$11.68		$9.17	$0.25
Third quarter		$11.73		$10.36	—
Fourth quarter		$11.48		$10.70	$0.25

2003
First quarter		$12.20		$10.10	—
Second quarter		$13.00		$11.05	$0.30
Third quarter		$15.70		$12.15	—
Fourth quarter		$16.00		$14.00	$0.30

2004
First quarter		$16.50		$14.05	—
Second quarter		$19.50		$15.10	$0.30
Third quarter (through , 2004)	$		$

At March 31, 2004, the 2,358,340 outstanding shares of Bank of Astoria common stock were held by approximately 538 holders of record.

DESCRIPTION OF COLUMBIA’S CAPITAL STOCK

Columbia’s authorized capital stock consists of 63,032,681 shares of common stock with no par value per share, and 2,000,000 shares of preferred stock, no par value per share. As of the date of this proxy statement/prospectus, Columbia had no shares of preferred stock issued. The Columbia board is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Columbia board of directors may determine.

Columbia common stock is listed for trading on the Nasdaq National Market under the symbol “COLB.”

Columbia’s shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. Each share of Columbia common stock has the same relative rights and is identical in all respects to every other share of Columbia common stock. If Columbia is liquidated, the holders of Columbia common stock are entitled to share, on a pro rata basis, Columbia’s remaining assets after provision for liabilities.

For additional information concerning Columbia’s capital stock, see “Comparison Of Certain Rights Of Holders Of Columbia And Bank Of Astoria Common Stock.”

COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF

COLUMBIA AND BANK OF ASTORIA COMMON STOCK

Washington law and Columbia’s Articles of Incorporation and Bylaws govern the rights of Columbia shareholders and will govern the rights of Bank of Astoria shareholders who become shareholders of Columbia as a result of the merger. The rights of Bank of Astoria shareholders are currently governed by Oregon law and by Bank of Astoria’s Articles of Incorporation and Bylaws. The following is a brief summary of certain differences between the rights of Columbia and Bank of Astoria shareholders. This summary does not purport to be complete and is qualified by the documents and statutes referenced and by other applicable law. See “Where You Can Find More Information.”

General

Under its Articles of Incorporation, Columbia’s authorized capital stock consists of 63,032,681shares of common stock, no par value per share, and 2,000,000 shares of preferred stock, no par value per share. No shares of preferred stock are currently outstanding.

Under its Articles of Incorporation, Bank of Astoria’s authorized capital consists of 10,000,000 shares of common stock, $1.25 par value per share.

The following is a more detailed description of Columbia’s and Bank of Astoria’s capital stock.

Common Stock

As of June 30, 2004, there were 13,557,126 shares of Columbia common stock issued and outstanding, in addition to options for the purchase of              shares of Columbia common stock under Columbia’s employee and director stock option plans.

As of June 30, 2004, there were 2,361,115 shares of Bank of Astoria common stock issued and outstanding. Additionally,              shares of Bank of Astoria common stock are subject to outstanding options under Bank of Astoria’s employee and director stock option plans.

Preferred Stock

As of the date of this proxy statement/prospectus, neither Columbia nor Bank of Astoria had shares of preferred stock issued. Bank of Astoria is not authorized to issue preferred stock. The Columbia board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Columbia board of directors may determine.

Dividend Rights

Dividends may be paid on Columbia common stock as and when declared by the Columbia board of directors out of funds legally available for the payment of dividends. The Columbia board of directors may issue preferred stock that is entitled to such dividend rights as the board of directors may determine, including priority over the common stock in the payment of dividends. The ability of Columbia to pay dividends basically depends on the amount of dividends paid to it by its subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on the subsidiaries by statute or regulation effectively may limit the amount of dividends Columbia can pay.

Dividends may be paid on Bank of Astoria common stock as and when declared by the Bank of Astoria board of directors out of funds legally available for the payment of dividends.

Voting Rights

All voting rights are currently vested in the holders of Columbia common stock and Bank of Astoria common stock, with each share being entitled to one vote.

The Articles of Incorporation of Columbia provide that shareholders do not have cumulative voting rights in the election of directors. Bank of Astoria shareholders do not have cumulative voting rights for the election of directors.

Preemptive Rights

Columbia’s and Bank of Astoria shareholders do not have preemptive rights to subscribe to any additional securities that may be issued.

Liquidation Rights

If Columbia is liquidated, the holders of Columbia common stock are entitled to share, on a pro rata basis, Columbia’s remaining assets after provision for liabilities. The Columbia board of directors is authorized to determine the liquidation rights of any preferred stock that may be issued.

If Bank of Astoria is liquidated, the holders of Bank of Astoria common stock are entitled to share, on a pro rata basis, Bank of Astoria’s remaining assets after provision for liabilities.

All outstanding shares of both Columbia and Bank of Astoria common stock are, and the shares to be issued in the merger will be, fully paid and nonassessable.

Amendment of Articles of Incorporation and Bylaws

Under the Washington Business Corporation Act (“WBCA”), the Articles of Incorporation of Columbia, as a “public” company, may be amended upon the affirmative vote of the holders of a majority of Columbia’s outstanding voting stock. However, the provisions of Article 11 of Columbia’s Articles of Incorporation, relating to Business Combinations (as defined in the Articles of Incorporation) may not be amended or repealed, without the affirmative vote of 66 2/3% of Columbia’s outstanding voting stock. The Columbia board of directors may make certain amendments, as listed in the WBCA, to the Articles of Incorporation without shareholder approval. the Columbia board of directors may, by a majority vote, amend Columbia’s Bylaws

Under the Oregon Bank Act (Oregon Revised Statutes Chapters 706 to 716), the Articles of Incorporation of Bank of Astoria may be amended after the Bank of Astoria board of directors submits the proposed amendment to a vote of the shareholders and the proposed amendment is approved by a majority of the shares entitled to vote on the proposed amendment. The Bank of Astoria board of directors may make certain amendments, as listed in the Oregon Bank Act, to the Articles of Incorporation without shareholder approval.

Bank of Astoria’s bylaws may be amended, altered, or repealed at any regular or special meeting of Bank of Astoria shareholders by either a majority of the shares entitled to vote on the proposed amendment, or a majority vote of the entire Bank of Astoria board of directors.

Approval of Certain Transactions

Under the Washington law, unless the articles of incorporation provide for a lesser vote (but not less than a majority), approval by at least 66 2/3% of outstanding shares entitled to vote or 66 2/3% of each voting group is required for mergers, sales of all or substantially all assets, and dissolutions. Columbia’s Articles of Incorporation do not reduce the voting requirements for approval of such transactions.

Columbia’s Articles of Incorporation also contain provisions requiring “Super-Majority” approval of certain Business Combinations (as defined in the Articles of Incorporation. These provisions are described below under “Potential Anti-Takeover Provisions.”

Under the Oregon Bank Act, the approval of a majority of the entire Bank of Astoria board of directors and holders of at least two-thirds of all of the outstanding shares of the Bank of Astoria common stock is required for mergers, shares exchanges, and sales of all or substantially all assets. The Oregon Bank Act also requires the approval of a majority of all outstanding shares for a voluntary liquidation and dissolution.

Dissenters’ Rights

Under Washington law, shareholders of Columbia will generally have dissenters’ rights in connection with (i) a plan of merger to which Columbia is a party; (ii) a plan of share exchange to which Columbia is a party as the corporation whose shares will be acquired; (iii) certain sales or exchanges of all, or substantially all, of Columbia’s property other than in the ordinary course of business; and (iv) amendments to Columbia’s Articles of Incorporation effecting a material reverse stock split. However, shareholders generally will not have such dissenters’ rights if shareholder approval is not required under Washington law for the corporate action. Shareholders of Columbia do not have dissenters’ rights in connection with the Bank of Astoria merger.

Under the Oregon Bank Act, Bank of Astoria shareholders who dissent from a proposed merger, a share exchange, or sale of all or substantially all of the bank’s assets in accordance with statutory procedures are entitled to the fair value of their shares. For a discussion of procedures for exercising dissenters’ rights and the method for determining fair value, see “The Merger—Dissenters’ Rights of Appraisal” on page         .

Board of Directors

Columbia’s Bylaws provide that each member of its board of directors serves for a one-year term (or until the next annual shareholders meeting and until the director’s successor is elected and qualified). The Columbia board of directors must be at least five, but no more than 25, directors. Any person who will not attain the age of

75 before the meeting of shareholders at which elected (or who had not attained that age by the date of the last annual meeting of shareholders, if appointed) may become a director of Columbia. Under Washington law, a director may be removed from office with or without cause if the number of votes cast to remove the director exceeds the votes cast not to remove the director.

Bank of Astoria’s bylaws provide that its board of directors may not consist of more than nine members, one of whom must be the chief executive officer. Each member of the Bank of Astoria board of directors serves for a three year term (or when their successor has been sworn in) except for the chief executive officer who will continue to serve as a director as long as such person continues to serve as the chief executive officer. Bank of Astoria’s bylaws require that any director who is not an employee of the Bank of Astoria must immediately resign from the board of directors upon attaining the age of 70 except for such directors who were members of the board of directors and over the age of 65 on February 1, 1990. Under the Oregon Bank Act, the Bank of Astoria shareholders may remove a director from office with or without cause if the number of votes cast to remove the director exceeds the votes cast not to remove the director. Bank of Astoria’s Articles of Incorporation provides that any director may be removed by a majority vote of the board of directors without a shareholder vote if such director engaged in a breach of confidentiality or pursuant to an order by the Oregon Superintendent of Banks made under Oregon Revised Statute 707.710.

Upon the consummation of the merger, Bank of Astoria will amend its bylaws to increase the size of its board of directors by three and to reduce the term of each director to one year to eliminate staggered terms.

Indemnification and Limitation of Liability

Columbia’s Articles of Incorporation provide, among other things, for the indemnification of directors, and authorize the board of directors to pay reasonable expenses incurred by, or satisfy a judgment or fine against, a current or former director in connection with any personal legal liability incurred by the individual while acting for Columbia within the scope of his or her employment and which was not the result of conduct finally adjudged to be “egregious” conduct. “Egregious” conduct is defined as intentional misconduct, a knowing violation of law or participation in any transaction from which the person will personally receive a benefit in money, property or services to which that person is not legally entitled. The Articles of Incorporation also include a provision that limits the liability of directors from any personal liability to Columbia or its shareholders for conduct not to have been found egregious.

Under its Articles of Incorporation, Bank of Astoria will indemnify any member of its board of directors and any executive officer who is named as a defendant in any proceedings, the subject of which is a result of such person fulfilling his or her duties as a director or executive officer of Bank of Astoria. However, Bank of Astoria is not obligated to provide such indemnity to any director or executive officer if the suit is a result of an intentional tort or gross negligence of such person.

The indemnification limitations described above may be subject to further limitations under the Oregon Bank Act.

Potential “Anti-Takeover” Provisions

Columbia’s Articles of Incorporation include certain provisions that could make more difficult the acquisition of Columbia by means of a tender offer, a proxy contest, merger or otherwise. These provisions include: (i) certain non-monetary factors that the Columbia board of directors may consider when evaluating a takeover offer, as described below; and (ii) a requirement that any “Business Combination” (as defined in the Articles of Incorporation) be approved by the affirmative vote of not less than 66 2/3% of the total shares attributable to persons other than a “Control Person” (as defined in the Articles of Incorporation), unless certain conditions are met, as discussed below.

In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Columbia (for example, by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for shareholder to obtain control, or selling authorized but unissued shares to friendly third parties).

Columbia’s Articles of Incorporation allow the Columbia board of directors to consider non-monetary factors in evaluating certain takeover bids. Specifically, the Articles of Incorporation allow the board of directors, in determining what is in the best interests of Columbia and its shareholders, to consider all relevant factors, including the social and economic effects on its employees, customers, suppliers and other constituents of Columbia and its subsidiaries and on the communities in which Columbia and its subsidiaries operate or are located.

The requirement for “supermajority” approval of certain business transactions does not apply if the Columbia board of directors has approved the transaction or if certain other conditions concerning non-discrimination among shareholders and receipt of fair value are satisfied.

The “supermajority” approval requirement for certain business transactions, permitting the consideration of non-monetary factors in evaluating takeover proposals, and the availability of Columbia’s preferred stock for issuance without shareholder approval, may have the effect of lengthening the time required for a person to acquire control of Columbia through a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Columbia. This could deprive Columbia’s shareholders of opportunities to realize a premium for their Columbia common stock, even in circumstances where such action was favored by a majority of Columbia’s shareholders.

In addition to the provisions contained in Columbia’s Articles of Incorporation, Washington law also requires prior approval by a majority of the board of directors of a target company in certain acquisition transactions. Washington law prohibits corporations that have a class of voting stock registered with the Securities and Exchange Commission pursuant to Section 12 of the Securities Exchange Act of 1934, such as Columbia, from engaging in any Significant Business Transaction (defined to include mergers or consolidations; certain sales, leases, exchanges, mortgages, pledges, transfers or other dispositions or encumbrances of assets; termination of 5% or more of a corporation’s employees; issuances or redemptions of stock; sales of assets, liquidation or dissolution of a corporation; reclassifications of a corporation’s securities; or allowing an acquiring person or other affiliate or associate to receive any disproportionate benefit as a shareholder) for a period of five years after a person or group acquires 10% or more of a corporation’s outstanding voting stock, unless the acquisition is approved in advance by majority vote of the board of directors. This provision will not apply to a person who inadvertently acquires 10% of the outstanding shares, if such person divests itself as soon as practicable of sufficient shares to fall below the 10% threshold. Any acquisition that violates this statute is deemed to be void and the proposed acquiror’s certificate of authority to transact business in Washington will be revoked.

Bank of Astoria’s Articles of Incorporation allow its board of directors to consider non-monetary factors in evaluating certain takeover bids. Specifically, the Articles of Incorporation allow the board of directors, in determining what is in the best interests of Bank of Astoria and its shareholders, to consider all relevant factors, including the social and economic effects on its employees, customers, suppliers and other constituents of Bank of Astoria and on the communities in which Bank of Astoria operates or are located.

CERTAIN LEGAL MATTERS

The validity of the Columbia common stock to be issued in the merger will be passed upon for Columbia by its counsel, Graham & Dunn, P.C., Seattle, Washington. Graham & Dunn, P.C. also will give an opinion concerning certain tax matters related to the merger.

EXPERTS

The consolidated financial statements incorporated in this proxy statement/prospectus by reference from Columbia’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Bank of Astoria as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, are incorporated by reference in, and distributed with, this proxy statement/prospectus in reliance on the reports of Symonds Evans & Company, P.C., with respect to 2003 and McGladrey & Pullen, LLP with respect to 2002 and 2001. Each is an independent registered public accounting firm and such reports are given upon their authority as experts in accounting and auditing.

OTHER MATTERS

The Bank of Astoria board of directors is not aware of any business to come before the Bank of Astoria special shareholders meeting, other than those matters described above in this proxy statement/prospectus. However, if any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on such matters in accordance with the judgment of the persons voting the proxies.

SHAREHOLDER PROPOSALS

Bank of Astoria will hold an annual meeting in the year 2005 only if the merger is not completed. If Bank of Astoria holds a 2005 annual meeting of shareholders, shareholders who wish to present a proposal for inclusion in Bank of Astoria’s proxy statement for the 2005 annual meeting must submit the proposal to Bank of Astoria no later than December 20, 2004.

BANK OF ASTORIA REPORTS

Bank of Astoria’s annual report on Form 10-KSB for the fiscal year ended December 31, 2003, including audited financial statements, and its quarterly report on Form 10-QSB for the fiscal quarter ended March 31, 2004 is being distributed with this proxy statement. Shareholders not receiving a copy of these reports may obtain one by writing or calling Cheri J. Folk, Bank of Astoria, P.O. Box 28, 1122 Duane Street, Astoria, Oregon, (503) 325-2228.

WHERE YOU CAN FIND MORE INFORMATION

Columbia:

Columbia files annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that Columbia files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Columbia’s SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov). As described below, you may also obtain the documents that Columbia is incorporating by reference into this proxy statement/prospectus from Columbia.

Columbia has filed a Registration Statement on Form S-4 to register with the SEC the shares of Columbia common stock to be issued to Bank of Astoria shareholders in the merger. This proxy statement/prospectus is part of that Registration Statement and constitutes a prospectus of Columbia in addition to being a proxy statement of Bank of Astoria for the Bank of Astoria special shareholders meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the Registration Statement or the exhibits to the Registration Statement.

The SEC allows Columbia to “incorporate by reference” information into this proxy statement/prospectus, which means that Columbia can disclose important information to you by referring you to another document filed separately by Columbia with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Columbia has previously filed with the SEC (other than current reports furnished under Item 9 or Item 12 of Form 8-K). These documents contain important information about Columbia and its finances:

•	Annual Report on Form 10-K for the year ended December 31, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

•	Proxy Statement for Columbia’s 2004 Annual Meeting of Shareholders; and

•	Current Reports on Form 8-K filed January 15, 2004; January 29, 2004; May 4, 2004; June 1, 2004; and June 9, 2004.

Columbia is also incorporating by reference additional documents that Columbia files with the SEC between the date of this proxy statement/prospectus and the date of the special meeting of Bank of Astoria shareholders (other than current reports furnished under Item 9 or Item 12 of Form 8-K).

You can obtain the documents that are incorporated by reference through Columbia or the SEC. You can obtain the documents from the SEC, as described above. These documents are also available from Columbia without charge, excluding exhibits unless Columbia has specifically incorporated such exhibits by reference in this proxy statement/prospectus. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them from Columbia at 1310 “A” Street, Tacoma, Washington 98402, telephone number (253) 305-1965, ATTN: JoAnne Coy. If you would like to request documents from Columbia, please do so by                     , 2004 to receive them before the Bank of Astoria special shareholders meeting. Certain reports can also be found on Columbia’s website at www.columbiabank.com.

Bank of Astoria:

Bank of Astoria files annual, quarterly and current reports, proxy statements, and other information with the FDIC. You may read and copy these reports and other information at the offices of the FDIC located at 550 17th Street NW, Room F-6043, Washington, D.C. 20429, by calling (202) 898-8913, or by fax to (202) 898-3909.

Bank of Astoria’s FDIC filings are also available to the public on the Bank of Astoria web site (http://www.bankofastoria.com). As described below, you may also obtain the documents that Bank of Astoria is incorporating by reference into this proxy statement/prospectus from Bank of Astoria.

Bank of Astoria has filed a copy of Columbia’s registration statement on Form S-4 including this proxy statement/prospectus which constitutes a proxy statement for Bank of Astoria for the special meeting, with the FDIC. As allowed by the FDIC, this proxy statement/prospectus does not contain all the information that shareholders can find in the registration statement or the exhibits to the registration statement.

Bank of Astoria is disclosing important information to you by referring you to other documents filed separately with the FDIC. The information incorporated by reference is deemed to be a part of this proxy statement/prospectus, except for any information superseded by information contained directly in the proxy statement/prospectus. This proxy statement incorporates by reference the following documents that Bank of Astoria has filed with the FDIC (other than current reports furnished under Item 9 or Item 12 of Form 8-K):

•	Bank of Astoria’s annual report on Form 10-KSB for the year ended December 31, 2003;

•	Bank of Astoria’s quarterly reports on Form 10-QSB for the quarter ended March 31, 2004;

•	Bank of Astoria’s proxy statement for Bank of Astoria’s 2004 Annual Meeting of Shareholders; and

•	Bank of Astoria’s current reports on Form 8-K filed June 7, 2004 and June 8, 2004.

Bank of Astoria is also incorporating by reference additional documents that Bank of Astoria files with the FDIC between the date of this proxy statement/prospectus and the date of the special meeting of Bank of Astoria shareholders (other than current reports furnished under Item 9 or Item 12 of Form 8-K).

This proxy statement/prospectus incorporates by reference important business and financial information regarding Bank of Astoria that is not included with these documents. This information is available without charge to shareholders upon written or oral request to: Cheri J. Folk, Bank of Astoria, P.O. Box 28, 1122 Duane Street, Astoria, Oregon, (503) 325-2228. Bank of Astoria will provide this information within one business day of its receipt of such request by first class mail or other equally prompt means. Shareholders must request this information no later than                     , 2004, to assure receipt before the special meeting. Certain reports can also be found on Bank of Astoria’s website at www.bankofastoria.com.

Columbia has supplied all of the information concerning it contained in this proxy statement/prospectus, and Bank of Astoria has supplied all of the information concerning it.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in deciding how to vote on the merger. We have not authorized anyone to provide you with information other than what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated                     , 2004. You should not assume that information contained in this proxy statement/prospectus is accurate as of any other date, and neither the mailing of this proxy statement/prospectus to Bank of Astoria shareholders nor the issuance of Columbia common stock in the merger will create any implication to the contrary.

APPENDIX A

PLAN AND AGREEMENT OF MERGER

BETWEEN

BANK OF ASTORIA

AND

NEW BANK OF ASTORIA

Upon its formation by

COLUMBIA BANKING SYSTEM, INC.

Dated as of June 7, 2004

A-i

A-ii

A-iii

A-iv

EXHIBITS and SCHEDULES:

EXHIBIT A	Form of Affiliate Letter
EXHIBIT B	Form of Opinion for Schwabe Williamson & Wyatt
EXHIBIT C	Form of Opinion for Graham & Dunn, P.C.
EXHIBIT D	Index Group

SCHEDULE 1	Columbia’s and Astoria’s Exceptions to Representations
SCHEDULE 2	Columbia and Astoria Stock Plans
SCHEDULE 3	Columbia’s and Astoria’s Material Contracts
SCHEDULE 4	Columbia’s and Astoria’s Governmental Filings; No Violations; Third Party Consents
SCHEDULE 5	Columbia’s and Astoria’s Compliance with Laws
SCHEDULE 6	Astoria’s Asset Classification List
SCHEDULE 7	Astoria’s Investments
SCHEDULE 8	Astoria’s Property Encumbrances & Exceptions
SCHEDULE 9	Astoria’s Offices and Branches
SCHEDULE 10	Astoria’s Litigation Disclosure
SCHEDULE 11	Astoria’s Insurance Policies
SCHEDULE 12	Astoria’s Employee Benefit Plans
SCHEDULE 13	Astoria’s Exceptions to Operation of Business in Ordinary Course
SCHEDULE 14	Astoria’s Exceptions Compensation and Employment Arrangements
SCHEDULE 15	Objections to Previously Disclosed Exceptions to Title

A-v

INDEX OF DEFINED TERMS

TERM	LOCATION OF DEFINITION
Acquisition Agreement	§7.3.9
Acquisition Proposal	§4.14.4(a)
Adjustment Triggers	§7.2
Aggregate Consideration	§2.1.3
Agreement	Caption
Appraisal Laws	§2.4
Asset Classification	§3.2.1(a)
Astoria	Caption
Astoria Common Stock	Recital B
Astoria Financial Statements	§3.1.5(d)(4)
Astoria Meeting	§4.2.2(b)
Astoria Option	§2.3.1
Astoria Stock Plans	§3.1.3(b)(2)
Break-Up Fee	§7.6(b)
Cash Designated Shares	§2.2.5(b)(3)
Cash Election Number	§2.2.5(a)
Cash Election Shares	§2.2.2
Cash Percentage	§2.2.2(a)
Certificate	§2.7.1
Closing	§1.3.2
Closing Date	§1.3.2
Columbia	Caption
Columbia Average Closing Price	§2.1.3
Columbia Common Stock	§3.1.3(a)(1)
Columbia Financial Statements	§3.1.5(d)(2)
Columbia Preferred Stock	§3.1.3(a)(1)
Columbia Stock Plans	§3.1.3(a)(2)
Combined Bank	§1.1
Compensation Plans	§3.2.9(b)
Confidentiality Agreement	§4.8
Continuing Directors	§1.2.4(a)
Continuing Employees	§6.3
Contracts	§3.1.11(b)
Converted Option	§2.3.2
Costs	§6.4.1
Daily Sales Price	§2.1.3
Determination Date	§2.1.3
Determination Period	§2.1.3
Effective Time	§1.3.1

A-vi

TERM	LOCATION OF DEFINITION
Election Deadline	§2.2.2
Election Form	§2.2.1
Election Form Record Date	§2.2.1
Employees	§3.2.9(b)
Environmental Laws	§3.2.10(a)(2)
ERISA	§3.2.9(a)
Excess Special Cash Amounts	§2.2.5(a)(3)
Excess Special Stock Amounts	§2.2.5(b)(3)
Exchange Act	§3.1.5(b)
Exchange Agent	§2.6
Exchange Fund	§2.6
Execution Date	§2.1.3
Executive Officers	§3.1.8
Existing Employment Contracts	Recital E
FDIC	Recital D
Federal Reserve Board	Recital D
Final Average Price	§7.2.1
Final Index Price	§7.2.1
Final Price	§7.2.1
Financial Statements	§3.1.5(d)(1)
GAAP	§3.1.5(d)
Governmental Entity	3.1.11(a)
Hazardous Substances	§3.2.10(a)(3)
Indemnified Parties	§6.4.1
Index Group	§7.2.1
Initial Index Price	§7.2.1
IRC	Recital I
Knowledge	§3.1.8
Liens	§3.1.3(a)(5)
Mailing Date	§2.2.1
Material Adverse Effect	§3.1.6
Merger	Recital B
Merger Consideration	§2.1.3
Merger Fees	§5.2.4
Mixed Cash Shares	§2.2.2
Mixed Election Shares	§2.2.2
Mixed Stock Shares	§2.2.2
New Bank	Caption
No Election Shares	§2.2.2
No-Approval Fee	§7.4
Oregon Bank Act	§1.1

A-vii

TERM	LOCATION OF DEFINITION
Oregon Department	Recital D
Pension Plan	§3.2.9(c)
Per Share Cash Consideration	§2.1.3(b)
Per Share Consideration	§2.1.3
Per Share Stock Consideration	§2.1.3
Perfected Dissenting Shares	§2.4
Plan	§3.2.9(a)
Property	§4.1.9
Proposed Dissenting Shares	§2.2.4
Prospectus/Proxy Statement	§4.2.1(a)
RBC Capital	Recital H
Registration Statement	§4.2.1(a)
Regulatory Approvals	Recital D
Reports	§3.1.5(b)
Representatives	§4.14.1
Sandler O’Neill	Recital H
SEC	§3.1.5(a)
Securities Act	16. §3.1.5(b)
Securities Laws	§3.1.5(b)
Special Cash Shares	§2.2.2
Special Election Shares	§2.2.2
Special Stock Shares	§2.2.2
Stock Designated Shares	§2.2.5(a)(3)
Stock Election Number	§2.2.5(b)
Stock Election Shares	§2.2.2
Stock Percentage	§2.2.2(b)
Subject Property	§3.2.10(a)(1)
Subsequent Astoria Financial Statements	§3.1.5(d)(5)
Subsequent Columbia Financial Statements	§3.1.5(d)(3)
Subsidiary	§3.1.2
Superior Proposal	§4.14.4(b)
Tangible Equity Capital	§5.2.3
Tax	§3.2.6
Termination Date	§7.1
Termination Fee	§7.4
Total Cash Amount	§2.1.3
Total Stock Amount	§2.1.3
Total Stock Consideration	§2.1.3
Trading Day	§2.1.3
Withdrawn Dissenting Share	§2.4

A-viii

PLAN AND AGREEMENT OF MERGER

BETWEEN

BANK OF ASTORIA

AND

NEW BANK OF ASTORIA

Upon its formation by

COLUMBIA BANKING SYSTEM, INC.

This Plan and Agreement of Merger (the “Agreement”), dated as of June 7, 2004, is between BANK OF ASTORIA (“Astoria”) and COLUMBIA BANKING SYSTEM, INC. (“Columbia”), acting on its own behalf and on behalf of an Oregon state-chartered bank to be formed by it under the title NEW BANK OF ASTORIA (“New Bank”).

PREAMBLE

The management and boards of directors of Columbia and Astoria, respectively, believe that the proposed transaction between Columbia and Astoria, on the terms and conditions set forth in this Agreement, is in the best interests of Columbia’s and Astoria’s stockholders.

RECITALS

A. The Parties. The parties to the proposed transaction are as follows:

(1) Astoria is a state-chartered bank organized and validly existing under Oregon law, with its principal office located in Astoria, Oregon.

(2) Columbia is a corporation organized and validly existing under Washington law and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Columbia’s principal office is located in Tacoma, Washington. Columbia owns all of the outstanding common stock of Columbia State Bank, a Washington state-chartered bank.

(3) New Bank will be organized by persons designated by Columbia who will, upon execution of this Agreement by Astoria and Columbia, apply for approval from the State of Oregon for New Bank to become an interim state banking corporation. Upon receipt of such approval, New Bank will become a body corporate and will execute this Agreement, thereby becoming a party hereto and ratifying all prior actions taken on its behalf by Columbia. All of the capital stock of New Bank will be subscribed for solely by Columbia, and the consideration for such stock will be paid in before the Effective Time.

B. The Transaction. At the Effective Time (as defined in Section 1.3.1), Astoria will be merged with and into New Bank in accordance with applicable federal and Oregon law (the “Merger”). Stockholders of Astoria will be entitled to receive, in exchange for their shares of Astoria common stock, $1.25 par value per share (“Astoria Common Stock”), the consideration described in Section 2.

C. Board Approvals. Columbia’s and Astoria’s respective boards of directors have approved this Agreement and authorized its execution and delivery.

D. Other Approvals. The Merger is subject to:

(1) Satisfaction of the conditions described in this Agreement;

(2) Approval by Astoria’s stockholders; and

(3) Approval or acquiescence, as appropriate, by (a) the Board of Governors of the Federal Reserve System (“Federal Reserve Board”), (b) the Federal Deposit Insurance Corporation (“FDIC”), and (c) the Oregon Department of Consumer and Business Services (the “Oregon Department”) (collectively, “Regulatory Approvals”).

E. Existing Employment Arrangements. Astoria has previously entered into employment contracts (the “Existing Employment Contracts”) with each of the following individuals: Cheri J. Folk, Astoria’s President and Chief Executive Officer; Rhonda J. Wills, Astoria’s Executive Vice President and Chief Credit Officer; Julie M. Adelman, Astoria’s Vice President and Chief Financial Officer; and Heather Seppa, Astoria’s Senior Vice President and Branch Manager. Contemporaneous with the execution of this Agreement, certain of the Existing Employment Contracts have been amended, subject to Closing, to clarify and amend certain post-termination payments. At the Effective Time, the Combined Bank (defined in Section 1.1) will assume each of the Existing Employment Contracts in accordance with the terms of such agreements.

F. New Employment Arrangements. In association with the parties’ execution of this Agreement, Columbia has entered into Change in Control Agreements and Supplemental Compensation Agreements with each of Ms. Folk, Ms. Wills and Ms. Seppa, all of which agreements will take effect at the Effective Time.

G. Director Agreements. In association with the parties’ execution of this Agreement, the directors and certain officers of Astoria have entered into agreements pursuant to which, among other things, each such individual has agreed to vote his or her shares of Astoria Common Stock in favor of the actions contemplated by this Agreement and not to exercise any Astoria Options (defined in Section 2.3.1) until after the Effective Time. In addition, all directors have entered into non-competition agreements.

H. Fairness Opinion. Astoria has received from its financial advisor, Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), an opinion to the effect that the consideration to be received by Astoria’s stockholders in the Merger is fair to such stockholders from a financial point of view. As a condition to Closing, Astoria will have received from Sandler O’Neill an updated fairness opinion dated as of a date reasonably proximate to the date of the Prospectus/Proxy Statement. Columbia’s Board of Directors has received from its financial advisor, RBC Capital Markets (“RBC Capital”), an opinion to the effect that the Merger Consideration (defined in Section 2.3.1) to be paid is, from a financial point of view, fair to Columbia.

I. Intention of the Parties—Tax Treatment. The parties intend the Merger to qualify, for federal income tax purposes, as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (“IRC”).

AGREEMENT

Columbia and Astoria agree as follows:

SECTION 1

MERGER

1.1 The Merger. In accordance with the terms and conditions of this Agreement and Chapters 706 through 716 of the Oregon Revised Statutes (the “Oregon Bank Act”), Astoria shall merge with and into New Bank, the separate legal existence of Astoria shall cease, and Astoria and New Bank shall become a single Oregon state-chartered bank under the name “Bank of Astoria” (the “Combined Bank”). The Combined Bank will continue to be governed by the laws of the FDIC and the Oregon Department. Outstanding shares of Astoria Common Stock will be exchanged for a combination of cash and shares of Columbia Common Stock as set forth in Section 2.

1.2 Effect of Merger.

1.2.1 Offices. The main office and the established and authorized branches of the Combined Bank shall be the main office and the established and authorized branches of Astoria immediately prior to the Merger becoming effective.

1.2.2 Capital; Corporate Documents. The authorized shares and par value of the Combined Bank shall be those of Astoria immediately prior to the Merger becoming effective, and the capital of the Combined

Bank shall be equal to the combined capital of Astoria and New Bank immediately prior to the Merger becoming effective. The Articles of Incorporation and the Bylaws of the Combined Bank will be the Articles of Incorporation of Astoria in effect immediately before the Merger becoming effective and the Bylaws of Astoria as amended at the Effective Time as set forth in Section 5.2.18.

1.2.3 Rights and Liabilities. All rights, franchises and interests of each of Astoria and New Bank in and to every type of property (real, personal and mixed) and choses in action will be transferred to and vested in the Combined Bank by virtue of the Merger without any deed or other transfer. The Combined Bank, at the Effective Time and without any order or other action on the part of any court or otherwise, will hold and enjoy all rights of property, franchises, and interests in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by each of Astoria and New Bank immediately prior to the Effective Time, subject to the conditions of the Oregon Bank Act, and the Combined Bank shall be responsible and liable for all the liabilities, obligations and penalties of each of the banks so merged.

1.2.4 Board of Directors; Advisory Directors.

(a) The initial Board of Directors of the Combined Bank after Closing will (a) consist of Astoria’s directors immediately before the Merger (the “Continuing Directors”), with the addition of such representatives as may be selected by Columbia, and (b) serve their term in the ordinary course until the next annual meeting of the Combined Bank’s stockholder, except that two of Astoria’s directors will resign from the Board of Directors of the Combined Bank effective on the later of December 31, 2004 or Closing, and such resigning directors will continue on as advisory directors until the next annual meeting of the Combined Bank’s stockholder. For at least two years following Closing, the director fees (including committee fees) paid to a Continuing Director for each Combined Bank board or committee meeting attended by such director shall not be less than such fees paid by Astoria immediately before the Merger. Upon their resignation from the board of the Combined Bank, advisory directors will not receive director fees or other compensation. Continuing Directors will receive Indemnification Agreements as set forth in Section 6.4.5.

(b) All directors of Astoria immediately prior to the Effective Time will be entitled to indemnification and director and officer liability insurance as set forth in Section 6.4.4.

1.2.5 Officers. The officers of the Combined Bank after Closing will be the officers of Astoria immediately before the Merger, subject to the authority of the Combined Bank’s Board of Directors to select or remove officers. The provisions of this Section 1.2.5 do not affect the rights of officers who are party to any Existing Employment Contract or the Change in Control Agreements or Supplemental Compensation Agreements entered into in connection with the Merger, it being understood that the rights of the parties to such agreements will be governed by the terms of the respective agreements.

1.2.6 Separate Subsidiary. Columbia intends to operate the Combined Bank as a separately chartered subsidiary of Columbia following Closing.

1.3 Effective Time and Closing.

1.3.1 Effective Time. The Merger will become effective upon the acceptance of filing by the Oregon Department of a Plan of Merger pursuant to the Oregon Bank Act. The date and time when the Merger will become effective is referred to in this Agreement as the “Effective Time”. The parties each will use reasonable efforts to cause the Effective Time to occur at or prior to the close of business on the first business day after the date on which satisfaction or waiver of the last of the conditions specified in Section 5 of this Agreement has occurred. Columbia will provide Astoria with written notice of Columbia’s proposed Effective Time (and the related Determination Date, as defined in Section 2.1.3) no later than ten (10) days before such proposed Effective Time, and the parties will then cooperate to mutually establish the Effective Time as soon as practicable following such notice. Notwithstanding anything to the contrary in this Section 1.3.1, the parties may cause the Effective Time to occur on such earlier or later day following the satisfaction or waiver of such conditions as they may mutually agree, consistent with the provisions of the Oregon Bank Act.

1.3.2 Closing. The closing of the Merger (the “Closing”) will take place at the office of Graham & Dunn PC, Pier 70, 2801 Alaskan Way, Suite 300, Seattle, Washington 98121, or such other place as the parties agree, at 10:00 a.m. on the date when the Effective Time is to occur. The date upon which the Closing will occur is herein referred to as the “Closing Date”.

SECTION 2

CONSIDERATION

2.1 Conversion Consideration. Subject to the provisions of this Agreement, at the Effective Time:

2.1.1 Outstanding Columbia Common Stock. The shares of Columbia Common Stock issued and outstanding immediately prior to the Effective Time shall, on and after the Effective Time, remain as issued and outstanding shares of Columbia Common Stock.

2.1.2 Outstanding New Bank Common Stock. At the Effective Time, (i) each share of New Bank Common Stock issued and outstanding shall be redeemed and canceled by New Bank, and New Bank will pay to Columbia, as the holder of such shares, the original total subscription price for such shares, and (ii) the Combined Bank will issue to Columbia one share of its common stock for each share of Astoria Common Stock outstanding immediately prior to the Effective Time.

2.1.3 Outstanding Astoria Common Stock. Each share of Astoria Common Stock (other than Perfected Dissenting Shares) issued and outstanding as of the date of this Agreement (the “Execution Date”) shall, by virtue of the Merger, automatically and without any action on the part of the holder of such share, be converted into and exchangeable for the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Section 2.2, either:

(a) A number of shares of Columbia Common Stock equal to the Per Share Stock Consideration; or

(b) Cash in an amount equal to the Per Share Consideration (the “Per Share Cash Consideration”).

The aggregate of the Per Share Stock Consideration and the Per Share Cash Consideration payable or issuable pursuant to the Merger is referred to as the “Merger Consideration”.

For purposes of this Agreement:

“Aggregate Consideration” means the sum of (x) the Total Stock Consideration and (y) the Total Cash Amount.

“Columbia Average Closing Price” means the average Daily Sales Price of Columbia Common Stock for the Determination Period.

“Daily Sales Price” for any Trading Day means the daily closing price per share of Columbia Common Stock on the NASDAQ Stock Market reporting system, as reported on the website of www.nasdaq.com.

“Determination Date” means the fifth (5th) business day immediately prior to the Effective Time.

“Determination Period” means the fifteen (15) Trading Days prior to the Determination Date.

“Per Share Consideration” means the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Aggregate Consideration by the total number of shares of Astoria Common Stock outstanding as of the close of business on the Execution Date.

“Per Share Stock Consideration” means the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Per Share Consideration by the Columbia Average Closing Price.

“Total Cash Amount” means an amount equal to $18,180,586.00; provided, however, that if the Adjustment Triggers in Section 7.2 occur, the Total Cash Amount may, in Columbia’s sole discretion, be increased as set forth in Section 7.2.2.

“Total Stock Amount” means 1,277,750, which is the product of (x) the exchange ratio of 0.90194 and (y) 2,361,115 and (z) 0.60.

“Total Stock Consideration” means the product obtained by multiplying (x) the Total Stock Amount and (y) the Columbia Average Closing Price.

“Trading Day” means a day on which Columbia Common Stock is traded on NASDAQ.

If, between the Execution Date and the Effective Time, the shares of Columbia Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within such period, appropriate adjustments shall be made to the Per Share Cash Consideration and the Per Share Stock Consideration.

2.2 Conversion Election Procedures and Allocation.

2.2.1 Election Form. An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Astoria Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent) in such form as Columbia and Astoria shall mutually agree (the “Election Form”) shall be mailed with the Prospectus/Proxy Statement on the date of mailing of the Prospectus/Proxy Statement or on such other date as Columbia and Astoria shall mutually agree (the “Mailing Date”) to each holder of record of Astoria Common Stock as of the close of business on the fifth business day prior to the Mailing Date (the “Election Form Record Date”).

2.2.2 Election Options. Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to (x) elect to receive (1) the Per Share Stock Consideration in respect of all of such holder’s Astoria Common Stock (“Stock Election Shares”); (2) the Per Share Cash Consideration in respect of all of such holder’s Astoria Common Stock (“Cash Election Shares”); (3) the Per Share Stock Consideration in respect of that portion of such holder’s shares of Astoria Common Stock equal to the Stock Percentage (as defined below), rounded to the nearest whole share (the “Mixed Stock Shares”), and the Per Share Cash Consideration in respect of that portion of such holder’s shares of Astoria Common Stock equal to the Cash Percentage (as defined below), rounded to the nearest whole share (the “Mixed Cash Shares,” and together with the Mixed Stock Shares, the “Mixed Election Shares”); (4) the Per Share Stock Consideration in respect of that portion of such holder’s shares of Astoria Common Stock equal to any whole percentage specified by such holder that is a multiple of 5% (e.g., 5%, 10%, 15%, 20%, 25%), rounded to the nearest whole share (the “Special Stock Shares”), and the Per Share Cash Consideration in respect of that portion of such holder’s shares of Astoria Common Stock equal to any whole percentage specified by such holder that is a multiple of 5%, rounded to the nearest whole share (the “Special Cash Shares,” and together with the Special Stock Shares, the “Special Election Shares”); provided, that the percentages of shares of Astoria Common Stock exchanged for Per Share Stock Consideration and Per Share Cash Consideration shall total 100%, or (y) to make no election with respect to such holder’s Astoria Common Stock (“No Election Shares”). Any Astoria Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., Pacific Time, on the Determination Date (or such other time and date as Columbia and Astoria may mutually agree) (the “Election Deadline”) shall also be deemed to be “No Election Shares.”

(a) “Cash Percentage” means the quotient, rounded to the nearest thousandth, obtained by dividing (x) the quotient obtained by dividing the Total Cash Amount by the Per Share Consideration, by (y) the total number of shares of Astoria Common Stock outstanding as of the close of business on the Execution Date.

(b) “Stock Percentage” means the amount equal to one (1) minus the Cash Percentage.

Notwithstanding the foregoing, any shares of Astoria Common Stock held by a record holder holding 100 or fewer shares of Astoria Common Stock will be considered Cash Election Shares.

2.2.3 Availability of Forms/Information. Columbia shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of Astoria Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline, and Astoria shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

2.2.4 Effective Elections. Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of Astoria Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Astoria Common Stock represented by such Election Form shall become No Election Shares and Columbia shall cause the certificates representing Astoria Common Stock to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of Columbia regarding such matters shall be binding and conclusive. Neither Columbia nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form. To the extent the holder of Proposed Dissenting Shares (defined below) submits an Election Form to the Exchange Agent, such holder’s election shall have no effect, the Exchange Agent shall disregard such Election Form, and the Proposed Dissenting Shares shall be converted in accordance with Section 2.4. “Proposed Dissenting Shares” means shares of Astoria Common Stock whose holders either provide notice of dissent to Astoria prior to the Astoria Meeting (as defined in Section 4.2.2(b)) or vote against the Merger in accordance with Section 711.175 of the Oregon Revised Statutes.

2.2.5 Allocations. Within ten business days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, Columbia shall cause the Exchange Agent to effect the allocation among the holders of Astoria Common Stock of rights to receive Columbia Common Stock or cash in the Merger in accordance with the Election Forms as follows:

(a) Cash Election Shares, Mixed Cash Shares, Special Cash Shares and Proposed Dissenting Shares Exceed Total Cash Amount. If the aggregate cash amount that would be paid upon the conversion in the Merger of the Cash Election Shares, the Mixed Cash Shares, the Special Cash Shares, and the Proposed Dissenting Shares is greater than the Total Cash Amount, then:

(1) all Mixed Stock Shares, Special Stock Shares, Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration;

(2) all Proposed Dissenting Shares shall, solely for purposes of this Section 2.2.5(a), be deemed to be converted into the right to receive the Per Share Cash Consideration;

(3) the Exchange Agent shall then select from among the Cash Election Shares, and from all Special Cash Shares to the extent such election plus the Proposed Dissenting Shares exceeds the Cash Election Number (defined below) (“Excess Special Cash Amounts”), by a pro rata selection process, a sufficient number of shares (“Stock Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration; and

(4) the Cash Election Shares and Special Cash Shares that are not Stock Designated Shares and all Mixed Cash Shares will be converted into the right to receive the Per Share Cash Consideration.

For purposes of this Agreement:

“Cash Election Number” means the product (rounded to the nearest whole share) of the Cash Percentage (defined in Section 2.2.2(a)) multiplied by the number of shares of Astoria Common Stock outstanding as of the Execution Date.

(b) Cash Election Shares, Mixed Cash Shares, Special Cash Shares and Proposed Dissenting Shares Less Than Total Cash Amount. If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares, the Mixed Cash Shares, the Special Cash Shares and the Proposed Dissenting Shares is less than the Total Cash Amount, then:

(1) all Cash Election Shares, Mixed Cash Shares, and Special Cash Shares shall be converted into the right to receive the Per Share Cash Consideration;

(2) all Proposed Dissenting Shares shall, solely for purposes of this Section 2.2.5(b), be deemed to be converted into the right to receive the Per Share Cash Consideration;

(3) the Exchange Agent shall then select first from among the No Election Shares and then (if necessary) from among the Stock Election Shares and from all Special Stock Shares to the extent such election exceeds the Stock Election Number (defined below) (“Excess Special Stock Amounts”), by a pro rata selection process, a sufficient number of shares (“Cash Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration; and

(4) the Stock Election Shares, the Special Stock Shares and the No Election Shares that are not Cash Designated Shares and all Mixed Stock Shares shall be converted into the right to receive the Per Share Stock Consideration.

For purposes of this Agreement:

“Stock Election Number” means the number of shares of Astoria Common Stock outstanding as of the Execution Date less the Cash Election Number.

(c) Cash Election Shares, Mixed Cash Shares, Special Cash Shares and Proposed Dissenting Shares Equal to Total Cash Amount. If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares, the Mixed Cash Shares, the Special Cash Shares and the Proposed Dissenting Shares is equal or nearly equal (as determined by the Exchange Agent) to the Total Cash Amount, then subparagraphs (a) and (b) above shall not apply and (i) all Cash Election Shares, Mixed Cash Shares and Special Cash Shares shall be converted into the right to receive the Per Share Cash Consideration, and (ii) all Stock Election Shares, Mixed Stock Shares, Special Stock Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration, and (iii) all Proposed Dissenting Shares shall be converted in accordance with Section 2.4.

2.2.6 Processes and Calculations. The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be mutually determined by Columbia and Astoria. The calculations required by Section 2.1.3 shall be prepared jointly by Columbia and Astoria prior to the Effective Time.

2.3 Conversion of Astoria Stock Options.

2.3.1 Exercise After Execution Date. In addition to the Merger Consideration, if any holder of a stock option to purchase shares of Astoria Common Stock (an “Astoria Option”) exercises such Astoria Option after the Execution Date and before the Effective Time, the shares of Astoria Common Stock issued upon such exercise will be converted into cash at the Effective Time, in lieu of the Merger Consideration, in an amount equal to the Per Share Cash Consideration defined in Section 2.1.3.

2.3.2 Conversion at Effective Time. At the Effective Time, by virtue of the Merger, and without any action on the part of any holder of an Astoria Option, each Astoria Option that is then outstanding and unexercised shall be converted into and become an option (a “Converted Option”) to purchase Columbia Common Stock on the same terms and conditions as are in effect with respect to the Astoria Option immediately prior to the Effective Time, except that (A) each such Converted Option may be exercised solely for shares of Columbia Common Stock, (B) the number of shares of Columbia Common Stock subject to such Converted Option shall be equal to the number of shares of Astoria Common Stock subject to such Astoria Option immediately prior to the Effective Time multiplied by the Per Share Stock Consideration, the product being rounded, if necessary, up or down to the nearest whole share, and (C) the per-share exercise price for each such Converted Option shall be adjusted by dividing the per share exercise price of the Astoria Option by the Per Share Stock Consideration, and rounding up or down to the nearest cent.

2.3.3 Form S-8. Following the Effective Time, Columbia will promptly prepare and file with the SEC a Registration Statement on Form S-8 or other appropriate form covering shares of Columbia Common Stock to be issued upon the exercise of the Converted Options.

2.4 Payment to Dissenting Stockholders. For purposes of this Agreement, “Perfected Dissenting Shares” means those shares of Astoria Common Stock as to which stockholders have properly taken all steps necessary to exercise their dissenters’ rights under §§ 711.175 – 711.180 of the Oregon Revised Statutes (“Appraisal Laws”). Each outstanding Perfected Dissenting Share will be converted into the rights provided under the Appraisal Laws in accordance with the Appraisal Laws, unless the holder thereof withdraws his or her demand for payment pursuant to § 711.185 of the Oregon Revised Statutes, in which case each such share (a “Withdrawn Dissenting Share”) shall be deemed, for purposes of § 711.185(2) of the Oregon Revised Statutes, to have been converted at the Effective Time into the right to receive from Columbia an amount equal to the Per Share Cash Consideration, without any interest. To the extent the holder of Proposed Dissenting Shares fails to perfect such holder’s dissenters’ rights under the Appraisal Laws, such Proposed Dissenting Shares shall be treated as Withdrawn Dissenting Shares under this Agreement. Each holder of Perfected Dissenting Shares who becomes entitled to payment for his or her Astoria Common Stock pursuant to the provisions of the Appraisal Laws shall receive payment for such Perfected Dissenting Shares from Columbia (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the Appraisal Laws).

2.5 Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Astoria Common Stock and no certificates or scrip for, or other evidence of ownership of fractional shares, will be issued in the Merger. Columbia shall pay to each holder of Astoria Common Stock who would otherwise be entitled to a fractional share an amount in cash determined by multiplying (1) the Columbia Average Closing Price by (2) the fraction of a share of Astoria Common Stock that such holder would otherwise be entitled to receive pursuant to Section 2.1.

2.6 Deposit of Cash and Shares. On or before the Effective Time, Columbia shall deposit, or shall cause to be deposited, with an agent selected by Columbia and reasonably satisfactory to Astoria (the “Exchange Agent”), for the benefit of the holders of certificates representing Astoria Common Stock, for exchange in accordance with this Section 2: (A) certificates representing the shares of Columbia Common Stock to be issued in exchange for outstanding shares of Astoria Common Stock pursuant to Section 2.1.3; (B) such cash as shall be necessary to pay the Per Share Cash Consideration; and (C) the cash in lieu of fractional shares to be paid in accordance with Section 2.5. Such cash and certificates for shares of Columbia Common Stock, together with any dividends or distributions with respect thereto, are referred to in this Agreement as the “Exchange Fund.”

2.7 Certificates.

2.7.1 Surrender of Certificates. Subject to Section 2.4, each certificate evidencing Astoria Common Stock shares (other than Proposed Dissenting Shares) (a “Certificate”) will, from and after the Effective Time, be deemed for all corporate purposes to represent and evidence only the right to receive the Merger Consideration (or to receive the cash for fractional shares) to which the Astoria Common Stock shares converted in accordance with the provisions of this Section 2. Following the Effective Time, holders of Certificates shall exchange their Certificates by surrendering them to the Exchange Agent to effect their exchange for certificates representing Columbia Common Stock (or for the Cash Distribution and/or cash in lieu of fractional shares), in accordance with any instructions provided by the Exchange Agent and together with a properly completed and executed form of transmittal letter. Until a Certificate is so surrendered, the holder will not be entitled to receive any certificates evidencing Columbia Common Stock or the Per Share Cash Consideration or cash in lieu of fractional shares.

2.7.2 Issuance of Certificates in Other Names. Any person requesting that any certificate evidencing Columbia Common Stock be issued in a name other than the name in which the surrendered Certificate is registered, must: (1) establish to the Exchange Agent’s satisfaction the right to receive the certificate evidencing Columbia Common Stock and (2) either pay to the Exchange Agent any applicable transfer or other taxes or establish to the Exchange Agent’s satisfaction that all applicable taxes have been paid or are not required.

2.7.3 Lost, Stolen, and Destroyed Certificates. With respect to a Certificate that has been lost, stolen or destroyed, the Exchange Agent will be authorized to issue a certificate representing Columbia Common Stock in exchange thereof, and/or pay cash for the Per Share Cash Consideration or fractional share in exchange thereof, if the holder provides the Exchange Agent with: (1) satisfactory evidence that the holder owns Astoria Common Stock and that the certificate representing this ownership is lost, stolen, or destroyed, (2) any appropriate affidavit the Exchange Agent may require, and (3) any reasonable assurances that the Exchange Agent or Columbia may require in consultation with management of Astoria.

2.7.4 Rights to Dividends and Distributions. After the Effective Time, no holder of any certificate evidencing Astoria Common Stock shares will be entitled to receive any dividends or other distributions otherwise payable to holders of record of Columbia Common Stock on any date after the Effective Time, unless the holder (1) is entitled by this Agreement to receive a certificate representing Columbia Common Stock and (2) has surrendered in accordance with this Agreement his or her Certificates (or has met the requirements of Section 2.7.3 above) in exchange for certificates representing Columbia Common Stock. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of Astoria Common Stock on a date before the Effective Time. When the holder surrenders his or her Certificates, the holder will receive the amount, without interest, of any cash dividends and any other distributions distributed after the Effective Time on the whole number of shares of Columbia Common Stock into which the holder’s Astoria Common Stock was converted at the Effective Time.

2.7.5 Checks in Other Names. Any person requesting that a check for the aggregate Per Share Cash Consideration or cash in lieu of fractional shares be issued in a name other than the name in which the Certificate surrendered in exchange for the cash is registered, must establish to the Exchange Agent’s satisfaction the right to receive this cash.

2.7.6 Affiliates. Certificates that are surrendered for exchange by any person constituting an “affiliate” of Astoria for purposes of Rule 145 of the Securities Act shall not be exchanged for certificates representing Columbia Common Stock until Columbia has received a written agreement from such person as specified in Section 4.3.1.

2.8 Undelivered Certificates. Any portion of the Exchange Fund that remains unclaimed by stockholders of Astoria for six months after the Effective Time may be paid to Columbia. To the extent so paid, holders of Astoria Common Stock who have not, prior to such time, complied with the provisions of this Section 2 shall, from such time forward, look only to Columbia for payment of the Merger Consideration, the cash in lieu of fractional shares, and/or unpaid dividends and distributions on the Columbia Common Stock deliverable with respect to each share of Astoria Common Stock held by such holder as determined pursuant to this Agreement, in each case, without any interest. Neither Columbia, Astoria nor the Combined Bank will be liable to any holder of Astoria Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.9 Reservation of Right to Revise Transaction Structure. Notwithstanding any other provision in this Agreement to the contrary, Columbia may, with Astoria’s consent (which will not be unreasonably withheld), at any time change the method of effecting its acquisition of Astoria; provided, however, that (A) no such change shall alter or change the amount, proportions or kind of consideration to be issued to holders of Astoria Common Stock as provided for in this Agreement, (B) no such change shall adversely affect the tax treatment to holders of Astoria Common Stock as a result of receiving such consideration, and (C) no delay caused by such a change shall be the basis upon which Columbia terminates this Agreement pursuant to Section 7.1. If the parties elect to change the method of acquisition, they will cooperate with and assist one another with any necessary amendment to this Agreement, and with the preparation and filing of such applications, documents, instruments and notices as may be necessary or desirable, in the opinion of counsel for Columbia, to obtain all necessary stockholder approvals and approvals of any regulatory agency, administrative body or other governmental entity.

SECTION 3

REPRESENTATIONS

3.1 Representations of Columbia and Astoria. Subject to Section 3.3 and except as expressly set forth in Schedule 1, Columbia (and as appropriate, New Bank) represents to Astoria, and Astoria represents to Columbia and New Bank, the following:

3.1.1 Corporate Organization and Qualification.

(a) With respect to Columbia only, it is a corporation organized and validly existing under the laws of the state of Washington, it is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and its activities do not require it to be qualified in any jurisdiction other than Washington.

(b) With respect to Astoria and New Bank upon its formation by Columbia: it is a state-chartered bank organized and validly existing under the laws of the state of Oregon, and its activities do not require it to be qualified in any jurisdiction other than Oregon.

(c) It has the requisite corporate power and authority to own or lease its properties and assets and to carry on its businesses as they are now being conducted.

(d) It has made available to the other party to this Agreement a complete and correct copy of its certificate or articles of incorporation and bylaws, each as amended to date and currently in full force and effect.

3.1.2 Subsidiaries. In this Agreement, the term “Subsidiary” with respect to a party means any corporation, partnership, financial institution, trust company, or other entity owned or controlled by that party or any of its subsidiaries or affiliates (or owned or controlled by that party together with one or more of its subsidiaries or affiliates). A Subsidiary is considered to be owned or controlled by a party if that party or any of its Subsidiaries (individually or together with the party) directly or indirectly owns, controls, or has the ability to exercise 50% or more of the voting power of the Subsidiary.

(a) With respect to Astoria only, it does not have any Subsidiaries.

(b) With respect to Columbia, each of its Subsidiaries is a corporation or statutory trust organized and validly existing under Oregon or Washington law, as the case may be, and is qualified to do business and in good standing in each jurisdiction where the property owned, leased, or operated, or the business conducted by the Subsidiary, requires this qualification.

(c) With respect to Columbia, each of its Subsidiaries has the requisite corporate or statutory trust power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted.

3.1.3 Capital Stock.

(a) Columbia. Columbia represents:

(1) as of the Execution Date, Columbia’s authorized capital stock consists of 63,032,681 shares of common stock with no par value (“Columbia Common Stock”), of which 14,242,411 shares are issued and outstanding, and 2,000,000 shares of preferred stock with no par value, none of which is outstanding (“Columbia Preferred Stock”);

(2) as of the Execution Date, options or rights to acquire not more than an aggregate of 550,937 shares of Columbia Common Stock (subject to adjustment on the terms set forth in the Columbia Stock Plans) are outstanding under the stock option plans listed in Schedule 2 (“Columbia Stock Plans”);

(3) No Columbia Common Stock shares are reserved for issuance, other than the shares reserved for issuance under the Columbia Stock Plans, and Columbia has no shares of Columbia Preferred Stock reserved for issuance;

(4) all outstanding shares of Columbia Common Stock have been duly authorized and validly issued and are fully paid and nonassessable;

(5) all outstanding shares of capital stock of each of Columbia’s Subsidiaries owned by Columbia or a Subsidiary of Columbia have been duly authorized and validly issued and are fully paid and nonassessable, except to the extent any assessment is required under federal law or §33.44.020 of the Revised Code of Washington, and are owned by Columbia or a Subsidiary of Columbia free and clear of all liens, pledges, security interests, claims, proxies, preemptive or subscriptive rights or other encumbrances or restrictions of any kind (collectively, “Liens”); and

(6) except as set forth in this Agreement or in the Columbia Stock Plans, there are no preemptive rights or any outstanding subscriptions, options, warrants, rights, convertible securities, or other agreements or commitments of Columbia or any of its Subsidiaries of any character relating to the issued or unissued capital stock or other equity securities of Columbia (including those relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of such stock or securities).

(b) Astoria. Astoria represents:

(1) as of the Execution Date, Astoria’s authorized capital stock consists of 10,000,000 shares of common stock, $1.25 par value per share, 2,361,115 shares of which are issued and outstanding;

(2) options or rights to acquire not more than an aggregate of 188,425 Astoria Common Stock shares (subject to adjustment on the terms set forth in the Astoria Stock Plans) are outstanding under the stock option plans listed in Schedule 2 (“Astoria Stock Plans”);

(3) no Astoria Common Stock shares are reserved for issuance, other than the shares reserved for issuance under the Astoria Stock Plans;

(4) all outstanding Astoria Common Stock shares have been duly authorized and validly issued and are fully paid and nonassessable; and

(5) except as set forth in this Agreement or in the Astoria Stock Plans, there are no preemptive rights or any outstanding subscriptions, options, warrants, rights, convertible securities, or other agreements or commitments of Astoria of any character relating to the issued or unissued capital stock or other equity securities of Astoria (including those relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of such stock or securities).

3.1.4 Corporate Authority.

(a) It has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement, subject (in Astoria’s case) only to the approval by Astoria’s stockholders to complete the Merger.

(b) This Agreement is a valid and legally binding agreement of it, enforceable in accordance with the terms of this Agreement, subject to receipt of Regulatory Approval and, (in Astoria’s case) only, to the approval by Astoria’s stockholders to complete the Merger.

3.1.5 Reports and Financial Statements.

(a) Filing of Reports. Since January 1, 2001, it and each of its Subsidiaries has filed and will file all reports and statements, together with any required amendments to these reports and statements, that it was required to file with (1) the Securities and Exchange Commission (“SEC”), (2) the Federal Reserve Board, (3) the FDIC, and (4) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied (or will comply, in the case of reports or statements filed after the Execution Date) as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates (and, in the case of reports or statements filed before the Execution Date, without giving effect to any amendments or modifications filed after the Execution Date).

(b) Delivery to Other Party of Reports. It has delivered or otherwise made available to the other party a copy of each registration statement, offering circular, report, definitive proxy statement or information statement (collectively, its “Reports”) under the Securities Act of 1933, as amended, (“Securities Act”), the Securities Exchange Act of 1934, as amended, (“Exchange Act”), and state securities and “Blue Sky” laws (collectively, the “Securities Laws”) filed, used or circulated by it with respect to periods since January 1, 2001, through the Execution Date. It will promptly deliver to the other party each such Report filed, used or circulated after the Execution Date, each in the form (including related exhibits and amendments) filed with the SEC or the FDIC (or if not so filed, in the form used or circulated).

(c) Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d) Financial Statements. Each of its balance sheets included in the Financial Statements fairly presents (or, in the case of Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of it and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and stockholders’ equity included in the Financial Statements fairly presents (or, in the case of Financial Statements for periods ending on a date following the Execution Date, will fairly present) the results of operations, retained earnings and cash flows, as the case may be, of it and its Subsidiaries for the periods set forth in these statements (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with accounting principles generally accepted in the United States of America, consistently applied (“GAAP”), except as may be noted in these statements.

(1) “Financial Statements” means: (i) in Columbia’s case, the Columbia Financial Statements (or for periods ending on a date following the Execution Date, the Subsequent Columbia Financial Statements); and (ii) in Astoria’s case, the Astoria Financial Statements (or for periods ending on a date following the Execution Date, the Subsequent Astoria Financial Statements).

(2) “Columbia Financial Statements” means Columbia’s (i) audited consolidated balance sheet as of December 31, 2003, 2002 and 2001 and the related audited consolidated statements of income, cashflows and changes in stockholders’ equity for each of the years ended December 31, 2003, 2002 and 2001; and (ii) unaudited consolidated balance sheet as of the end of each fiscal quarter following December 31, 2003 but preceding the Execution Date, and the related unaudited consolidated statements of income, cashflows and changes in stockholders’ equity for each such quarter.

(3) “Subsequent Columbia Financial Statements” means unaudited consolidated balance sheets and related consolidated statements of income and stockholders’ equity for each of the fiscal quarters ending after the Execution Date and before Closing or the Termination Date (as defined in Section 7.1), as the case may be.

(4) “Astoria Financial Statements” means audited balance sheet as of December 31, 2003, 2002 and 2001, and the related audited statements of income, cashflows and changes in stockholders’ equity for each of the years ended December 31, 2003, 2002 and 2001; and (ii) unaudited balance sheet as of the end of each fiscal quarter following December 31, 2003 but preceding the Execution Date, and the related unaudited statements of income, cashflows and changes in stockholders’ equity for each such quarter.

(5) “Subsequent Astoria Financial Statements” means unaudited balance sheets and related statements of income and stockholders’ equity for Astoria for each of Astoria’s fiscal quarters ending after the Execution Date and before Closing or the Termination Date, as the case may be.

3.1.6 Absence of Certain Events and Changes. Except as disclosed in its Financial Statements and Reports, since March 31, 2004: (1) it and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of the businesses and (2) no change or development or combination of changes or developments has occurred that, individually or in the aggregate, is reasonably likely to result in a Material Adverse Effect with respect to it or its Subsidiaries. For purposes of this Agreement, “Material Adverse Effect” with respect to any party means an effect that: (1) is materially adverse to the business, financial condition, results of operations or prospects of such party and its Subsidiaries taken as a whole; or (2) materially and adversely affects the ability of such party to consummate the transactions contemplated by this Agreement by the Termination Date or to perform its material obligations under this Agreement. No Material Adverse Effect will be deemed to have occurred on the basis of any effect resulting from actions or omissions of any party taken with the explicit prior consent of the other party to this Agreement.

3.1.7 Material Agreements.

(a) Except for the Columbia and Astoria Stock Plans, respectively, and arrangements made after the date of and in accordance with the terms of this Agreement, it and its Subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K under the Securities Act) that: (1) is to be performed after the Execution Date and (2) has not been filed with or incorporated by reference in its Reports or set forth in Schedule 3.

(b) Neither it nor any of its Subsidiaries is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy, or other instrument.

3.1.8 Knowledge as to Conditions. Its President, Chief Executive Officer, Chief Credit Officer and Chief Financial Officer (collectively, “Executive Officers”) have no actual knowledge (“Knowledge”) of any reason why the Regulatory Approvals and, to the extent necessary, any other approvals, authorizations, filings, registrations, and notices should not be obtained without the imposition of any condition or restriction that is reasonably likely to have a Material Adverse Effect with respect to it, its Subsidiaries, or the Combined Bank, or the opinion of the tax experts referred to in Section 5.2.11.

3.1.9 Brokers and Finders. Neither it, its Subsidiaries, nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated in this Agreement, except that Astoria has retained Sandler O’Neill, and Columbia has retained RBC Capital as their respective financial advisors pursuant to letter agreements that have been disclosed to the other party.

3.1.10 Loan and Lease Losses. Its Executive Officers have no Knowledge of any reason why the allowance for loan and lease losses shown in the balance sheets included in the Financial Statements, was not adequate as of those dates, respectively, to provide for estimable and probable losses, net of recoveries relating to loans not previously charged off, inherent in its loan portfolio.

3.1.11 Governmental Filings; No Violations.

(a) Filings. Other than the Regulatory Approvals and other than as required under the Securities Act, the Exchange Act, and state securities and “Blue Sky” laws, no notices, reports or other filings are required to be made by it with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by it from, any governmental or regulatory authority, agency, court, commission or other entity, domestic or foreign (“Governmental Entity”), in connection with the execution, delivery or performance of this Agreement by it and the consummation by it of the Merger.

(b) Violations. The execution, delivery and performance of this Agreement does not and will not, and the consummation by it of the Merger will not, constitute or result in: (1) a breach or violation of, or a default under, its articles of incorporation or bylaws; (2) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under, any provision of any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation (“Contracts”) by which it is bound or to which it is a party; or (3) a violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it is subject; or (4) any change in the rights or obligations of any party under any of the Contracts. Schedule 4 contains a list of all consents it must obtain from third parties under any Contracts before consummation of the Merger.

3.1.12 Compliance with Laws. Except as disclosed in Schedule 5, it:

(a) is in compliance, in the conduct of its business, with all applicable federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees, including the Bank Secrecy Act, the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all applicable fair lending laws or other laws relating to discrimination;

(b) has all permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies (including the Oregon Department and the FDIC) that are required in order to permit it to carry on its business as presently conducted;

(c) has not received since January 1, 2001, any notification or communication from any Governmental Entity (including any bank, insurance and securities regulatory authorities) or its staff (1) asserting a failure to comply with any of the statutes, regulations or ordinances that such Governmental Entity enforces, (2) threatening to revoke any license, franchise, permit or governmental authorization, or (3) threatening or contemplating revocation or limitation of, or that would have the effect of revoking or limiting, FDIC deposit insurance (nor, to the Knowledge of its Executive Officers, do any grounds for any of the foregoing exist); and

(d) is not required to notify any federal banking agency before adding directors to its board of directors or employing senior executives.

3.2 Astoria’s Additional Representations. Subject to Section 3.3 and except as expressly set forth in Schedule 1, Astoria represents to Columbia, the following:

3.2.1 Asset Classification.

(a) Schedule 6 sets forth a list, accurate and complete as of April 30, 2004, except as otherwise expressly noted in Schedule 6, and separated by category of classification or criticism (“Asset Classification”), of the aggregate amounts of its loans, extensions of credit and other assets that have been criticized or classified by any Governmental Entity, by any outside auditor, or by any internal audit.

(b) Except as shown on Schedule 6, no amounts of loans, extensions of credit or other assets that have been classified or criticized by any representative of any Governmental Entity as “Other Assets Especially Mentioned,” “Substandard,” “Doubtful,” “Loss” or words of similar effect are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by it before the Execution Date.

3.2.2 Investments. Schedule 7 lists all investments (except investments in securities issued by federal, state or local government or any subdivision or agency thereof) made by it in an amount greater than $25,000 or which represent an ownership interest of more than 5% in any corporation, company, partnership, or other entity. All investments comply with all applicable laws and regulations.

3.2.3 Properties.

(a) Astoria is not a party to any real property lease, whether as landlord, tenant, guarantor or otherwise. Except as disclosed or reserved against in its Financial Statements or in Schedule 8, it has good and marketable title, free and clear of all Liens (other than Liens for taxes not yet delinquent or pledges to secure deposits) to all of the properties and assets, tangible or intangible, reflected in its Reports as being owned or leased by it as of the Execution Date. Except as disclosed in Schedule 8, all buildings and structures on the Property (as defined in Section 4.1.9) owned and the equipment located thereon are in all material respects in good operating condition and repair and conform in all respects to all applicable laws, ordinances and regulations.

(b) To the Knowledge of its Executive Officers, all buildings and all fixtures, equipment and other property and assets that are material to its business on a consolidated basis are owned by it or are held under leases or subleases by it, enforceable in accordance with their respective terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally or by general equity principles).

(c) Schedule 9 lists all of its existing branches and offices and all new branches or offices it has applied to establish or purchase, along with the cost to establish or purchase those branches. All of its existing branches and offices are owned by Astoria.

(d) Astoria has provided to Columbia copies of existing title policies held in its files relating to the Property, and to the Knowledge of its Executive Officers, no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies (other than Liens for taxes not yet delinquent).

3.2.4 Anti-takeover Provisions. It has taken all necessary action to exempt the Merger and this Agreement from (a) all applicable Oregon State law anti-takeover provisions, if any, and (b) any takeover-related provisions of its articles of incorporation or bylaws.

3.2.5 Litigation. Except as disclosed in its Financial Statements or in Schedule 10, before the Execution Date:

(a) no criminal or administrative investigations or hearings, before or by any Governmental Entity, or civil, criminal or administrative actions, suits, claims or proceedings, before or by any person (including any Governmental Entity) are pending or, to the Knowledge of its Executive Officers, threatened, against it (including under the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, or any other fair lending law or other law relating to discrimination); and

(b) neither (i) it nor, to the Knowledge of its Executive Officers, any of its officers, directors, or controlling persons nor (ii) its property, is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, any Governmental Entity charged with the supervision or regulation of depository institutions or engaged in the insurance of deposits (including the FDIC) or the supervision or regulation of it, and it has not been advised by any such Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter or similar submission.

3.2.6 Taxes. For purposes of this Section 3.2.6, “Tax” includes any tax or similar governmental charge, impost, or levy (including income taxes, franchise taxes, transfer taxes or fees, stamp taxes, sales taxes, use taxes, excise taxes, ad valorem taxes, withholding taxes, worker’s compensation, payroll taxes, unemployment insurance, social security, minimum taxes, or windfall profits taxes), together with any related liabilities, penalties, fines, additions to tax, or interest, imposed by the United States or any state, county, provincial, local or foreign government or subdivision or agency of the United States.

(a) All federal, state and local Tax returns, including all information returns, it is required to file have been timely filed or requests for extensions have been timely filed. If any extensions were filed, they have been or will be granted by Closing and will not have expired. All filed returns are complete and accurate in all material respects.

(b) Except as disclosed in its Financial Statements:

(1) all taxes attributable to it that are or were due or payable (without regard to whether such taxes have been assessed) have been paid in full or have been adequately provided for in its Financial Statements in accordance with GAAP;

(2) adequate provision in accordance with GAAP has been made in its Financial Statements relating to all Taxes for the periods covered by such Financial Statements that were not yet due and payable as of the Execution Date, regardless of whether the liability for such Taxes is disputed;

(3) as of the Execution Date and except as disclosed in its Financial Statements, there is no outstanding audit examination, deficiency, refund, litigation or outstanding waiver or agreement extending the applicable statute of limitations for the assessment or collection of any Taxes for any period with respect to any Taxes;

(4) all Taxes with respect to completed and settled examinations or concluded litigation relating to it have been paid in full or have been recorded on its Financial Statements (in accordance with GAAP);

(5) it is not a party to a Tax sharing or similar agreement or any agreement under which it has indemnified any party with respect to Taxes; and

(6) the proper and accurate amounts have been withheld from all employees (and timely paid to the appropriate Governmental Entity or set aside in an account for these purposes) for all periods through the Effective Time in compliance with all Tax withholding provisions of applicable federal, state, local and foreign laws (including income, social security and employment tax withholding for all types of compensation).

3.2.7 Insurance. It has taken all requisite action (including the making of claims and the giving of notices) under its directors’ and officers’ liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters regarding which its Executive Officers have Knowledge

(other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 11 lists all directors’ and officers’ liability insurance policies and other insurance policies maintained by it.

3.2.8 Labor Matters. It is not a party to, nor bound by, any collective bargaining agreement, contract or other agreement or understanding with any labor union or labor organization. It is not the subject of any proceeding: (1) asserting that it has committed an unfair labor practice or (2) seeking to compel it to bargain with any labor organization as to wages or conditions of employment. No strike involving it is pending or, to the Knowledge of its Executive Officers, threatened. Its Executive Officers are not aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

3.2.9 Employee Benefits.

(a) For purposes of this Agreement, “Plan” or “Plans”, individually or collectively, means any “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, (“ERISA”), as amended, maintained by Astoria. Astoria is not now nor has it ever been a contributing employer to or sponsor of a multiemployer plan or a single employer plan subject to Title IV of ERISA.

(b) Schedule 12 sets forth a list, as of the Execution Date, of (1) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and (2) all other material employee benefit plans that cover its employees or former employees (“Compensation Plans”). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, annual reports on Form 5500, actuarial reports and reports under Financial Accounting Standards Board Statement No. 106 relating to such Compensation Plans) covering its current or former employees or directors (“Employees”), including Plans and related amendments, have been made available to Columbia.

(c) All Plans (other than “multiemployer plans” within the meaning of ERISA Sections 3(37) or 4001(a)(3)), to the extent subject to ERISA, are in substantial compliance with ERISA. Each Plan, that is an “employee pension benefit plan” within the meaning of ERISA Section 3(2) (“Pension Plan”) and that is intended to be qualified under IRC Section 401(a), has received a favorable determination letter from the Internal Revenue Service, and it is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No litigation relating to Plans is pending or, to the Knowledge of its Executive Officers, threatened. It has not engaged in a transaction with respect to any Plan that could subject it to a Tax or penalty imposed by either IRC Section 4975 or ERISA Section 502(i) in an amount that would be material.

(d) All material contributions it is or was required to make under the terms of any Plans have been timely made or have been reflected in its Financial Statements. None of its Plans has an “accumulated funding deficiency” (whether or not waived) within the meaning of IRC Section 412 or ERISA Section 302. It has not provided, nor is required to provide, security to any Pension Plan under IRC Section 401(a)(29), IRC Section 412(f)(3), or ERISA Sections 306, 307 or 4204.

(e) Except as disclosed in its Financial Statements, it has no obligations for retiree health and life benefits.

(f) No restrictions exist on its rights to amend or terminate any Plan without incurring liability under the Plan in addition to normal liabilities for benefits.

(g) Except as disclosed in its Financial Statements or pursuant to the Astoria Stock Plans or as provided in a Schedule to this Agreement, the transactions contemplated by this Agreement will not result in: (1) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (2) any material increase in benefits under any Compensation Plan or (3) payment of any severance or similar compensation under any Compensation Plan.

3.2.10 Environmental Matters.

(a) For purposes of this Section 3.2.10, the following definitions apply:

(1) “Subject Property” with respect to a party means (i) all real property at which its business has been conducted, and any property where under any Environmental Law it is deemed to be the owner or operator of the property; (ii) any facility in which it participates in the management, including participating in the management of the owner or operator of the property; and (iii) all other real property that, for purposes of any Environmental Law, it otherwise could be deemed to be an owner or operator of or as otherwise having control over.

(2) “Environmental Laws” means any federal, state, local or foreign law, regulation, order, decree, judgment, judicial opinion, or any agreement between Astoria and any Governmental Entity, presently in effect or subsequently adopted relating to: (i) the manufacture, generation, transport, use, treatment, storage, recycling, disposal, release, threatened release or presence of Hazardous Substances, or (ii) the preservation, restoration or protection of the environment, natural resources or human health.

(3) “Hazardous Substances” means any substance, material or waste that is (a) defined as a “hazardous substance” in 42 USC § 9601(14), (b) defined as a “pollutant or contaminant” in 33 USC § 1362(6), (c) defined as a “hazardous waste” in 42 USC § 6903(5), or (d) petroleum or a petroleum product or any other substance defined as “hazardous,” “dangerous” or “toxic” under any federal or state law or regulation enacted for the protection of human health or the environment.

(b) It is and the Subject Property are, and have been, in compliance with all applicable Environmental Laws, and no circumstances exist that with the passage of time or the giving of notice would be reasonably likely to result in noncompliance with such Environmental Laws.

(c) To the Knowledge of its Executive Officers, none of the following, and no reasonable basis for any of the following, exists: pending or threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving it or any Subject Property, relating to:

(1) an asserted liability of it or any prior owner, occupier or user of Subject Property under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

(2) the handling, storage, use, transportation, removal or disposal of Hazardous Substances;

(3) the actual or threatened discharge, release or emission of Hazardous Substances from, on or under or within Subject Property into the air, water, surface water, ground water, land surface or subsurface strata; or

(4) personal injuries or damage to property related to or arising out of exposure to Hazardous Substances.

(d) No storage tanks underground or otherwise are present on the Subject Property or, if present, none of such tanks are leaking and each of them is in full compliance with all applicable Environmental Laws. With respect to any Subject Property, it does not own, possess or control any PCBs, PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material. No Hazardous Substances have been used, handled, stored, discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on any Subject Property, except in compliance with applicable Environmental Laws.

(e) No part of the Subject Property has been or is scheduled for investigation or monitoring under any applicable Environmental Law.

(f) To the Knowledge of its Executive Officers, no condition from, on or under the Subject Property exists with respect to the Subject Property that would require remediation under applicable Environmental Laws.

3.3 Columbia Additional Representation. Columbia has, and at the Effective Time will have, sufficient cash and cash equivalents on hand to pay the Total Cash Amount, as contemplated by Section 2.1.3.

3.4 Exceptions to Representations.

3.4.1 Disclosure of Exceptions. Each exception set forth in a Schedule is disclosed only for purposes of the representations referenced in that exception; but the following conditions apply:

(a) no exception is required to be set forth in a Schedule if its absence would not result in the related representation being found untrue or incorrect under the standard established by Section 3.4.2; and

(b) the mere inclusion of an exception in a Schedule is not an admission by a party that such exception represents a material fact, material set of facts, or material event or would result in a Material Adverse Effect with respect to that party.

3.4.2 Nature of Exceptions. No representation contained in Sections 3.1, 3.2 or 3.3 will be found untrue or incorrect, and no party to this Agreement will have breached a representation due to the following: the existence of any fact, set of facts, or event, if the fact or event individually or taken together with other facts or events would not, or, in the case of Section 3.2.5 (Litigation), is not reasonably likely to, have a Material Adverse Effect with respect to such party.

SECTION 4

CONDUCT AND TRANSACTIONS BEFORE CLOSING

4.1 Conduct of Business Before Closing. Before Closing, each party promises as follows:

4.1.1 Availability of Astoria’s Books, Records and Properties.

(a) Astoria will make its books, records, properties, contracts and documents available during business hours with reasonable advance notice to Columbia and its counsel, accountants and other representatives. These items will be open for inspection, audit and direct verification of: (1) loan or deposit balances, (2) collateral receipts and (3) any other transactions or documentation Columbia may find reasonably relevant to the Merger. Astoria will cooperate fully in any such inspection, audit, or direct verification procedures, and Astoria will make available all information reasonably required by or on behalf of Columbia.

(b) At Columbia’s request, Astoria will request any third parties involved in the preparation or review of (1) Astoria Financial Statements or (2) any audits of Astoria’s operations, loan portfolios or other assets, to disclose to Columbia the work papers or any similar materials related to these items.

4.1.2 Ordinary and Usual Course. Astoria will conduct business only in the ordinary and usual course and, without the prior written consent of Columbia, will not do any of the following unless otherwise disclosed on Schedule 13,:

(a) effect any stock split or other recapitalization with respect to Astoria Common Stock, or issue, pledge, redeem, or encumber in any way any shares of Astoria’s capital stock, except shares issued pursuant to the exercise of Astoria Stock Options; or grant any option or other right to shares of Astoria’s capital stock;

(b) (without giving effect to the introductory paragraph of this Section 4.1.2) declare or pay any dividend, or make any other distribution, either directly or indirectly, with respect to Astoria Common Stock; provided, however, that prior to the Effective Time, Astoria may, consistent with established past practices, declare and pay its June 2004 cash dividend in the aggregate amount of the lesser of (i) 60% of earnings for the six-month period ending June 30, 2004, or (ii) $0.30 per share of Astoria Common Stock that is outstanding as of the record date of such dividend; and provided, further, that if Closing does not occur on or before November 30, 2004, and as long as such delay is not the result of Astoria seeking to obtain withdrawal of dissenting shares pursuant to Section 7.3.9, then Astoria may, consistent with established past practices, declare and pay one additional cash dividend in an aggregate amount not to exceed $0.30 per share of Astoria Common Stock that is outstanding as of the record date of such dividend, or such other amount as Columbia and Astoria may mutually agree;

(c) acquire, sell, transfer, assign, encumber or otherwise dispose of assets or make any commitment with respect to its assets other than in the ordinary and usual course of business;

(d) solicit or accept deposit accounts of a different type from accounts previously accepted by it or at rates materially in excess of rates previously paid by it, except to reflect changes in prevailing interest rates, or incur any indebtedness greater than $50,000 (except for borrowings from the Federal Home Loan Bank in the ordinary course of business and consistent with past practices);

(e) acquire an ownership interest or a leasehold interest in any real property, whether by foreclosure or otherwise, without: (1) making an appropriate environmental evaluation in advance of obtaining the interest and providing the evaluation to Columbia and (2) (without giving effect to the introductory paragraph of this Section 4.1.2) providing Columbia with prompt written notice as required by Section 4.7.

(f) subject to the exercise of its board of directors’ fiduciary duties and on the advice of counsel, enter into or recommend the adoption by Astoria’s stockholders of any agreement involving a possible merger or other business combination or asset sale by Astoria not involving the Merger other than pursuant to Section 4.14;

(g) enter into, renew, amend or terminate any material contract (including real property leases and data or item processing agreements) with or for a term of one-year or more, except for its contracts of deposit and agreements to lend money not otherwise restricted under this Agreement and (1) entered into in the ordinary course of business, (2) consistent with past practices, and (3) providing for not less (in the case of loans) or more (in the case of deposits) than prevailing market rates of interest;

(h) enter into or amend any contract (other than contracts for deposits or agreements to lend money not otherwise restricted by this Agreement) calling for a payment by it of more than $50,000, unless the contract may be terminated without cause or penalty upon 30 days notice or less;

(i) enter into any personal services contract calling for a payment by it of $10,000 or more with any person or firm, except contracts, agreements, or arrangements for legal, accounting, investment advisory, or tax services entered into directly to facilitate the Merger;

(j) (1) sell any securities, whether held for investment or sale, other than in the ordinary course of business or sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain realized from all sales after the Execution Date would be more than $50,000 or (2) transfer any investment securities between portfolios of securities available for sale and portfolios of securities to be held to maturity;

(k) amend its articles of incorporation, bylaws (except as otherwise required pursuant to Section 5.2.18), or other formation agreements, or convert its charter or form of entity;

(l) implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by Columbia or are necessary or advisable, on the advice of legal counsel, to comply with applicable laws, regulations, or regulatory policies;

(m) implement or adopt any change in its accounting principles, practices or methods, other than as may be required (1) by GAAP, (2) for tax purposes, or (3) to take advantage of any beneficial tax or accounting methods;

(n) other than in accordance with binding commitments existing on the Execution Date, make any capital expenditures in excess of $10,000 per project or related series of projects or $25,000 in the aggregate, except for expenses reasonably related to completion of the Merger, which expenses may not exceed $60,000; or

(o) enter into any other transaction or make any expenditure other than in the ordinary and usual course of its business and made or entered into in a manner consistent with its well-established practices or as required by this Agreement.

4.1.3 Conduct Regarding Representations. Astoria will not do or cause to be done anything that would cause any of its representations in Section 3.1 or 3.2 to be untrue at Closing, except as otherwise contemplated or required by this Agreement or consented to in writing by Columbia.

4.1.4 Maintenance of Properties. Astoria will maintain its properties and equipment (and related insurance or its equivalent) in accordance with good business practice and consistent with Astoria’s past practice.

4.1.5 Preservation of Business Organization. Astoria will use all reasonable efforts to:

(a) preserve its business organization;

(b) retain the services of present management; and

(c) preserve the goodwill of suppliers, customers and others with whom it has business relationships.

4.1.6 Senior Management; Board of Directors. Except for changes consistent with past practice, Astoria will not make any change, including hiring of replacements, with respect to present management personnel having the rank of vice-president or higher or to its Board of Directors.

4.1.7 Compensation and Employment Agreements. Except as set forth in Schedule 14, Astoria will not permit any increase in the current or deferred compensation payable or to become payable by Astoria to any of its directors, officers, employees, agents, or consultants other than normal increments in compensation in accordance with Astoria’s past practices with respect to the timing and amounts of such increments.

4.1.8 Update of Financial Statements. Astoria will promptly deliver its Financial Statements to Columbia. Astoria will deliver unaudited balance sheets and related statements of income and stockholders’ equity for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, within 15 days after each such month-end. Astoria will deliver Subsequent Astoria Financial Statements to Columbia by the earlier of: (1) five days after Astoria has prepared and issued them or (2) 60 days after year-end for year-end statements, and 45 days after the end of the quarter for quarterly statements. The Subsequent Astoria Financial Statements:

(a) will be prepared from the books and records of Astoria;

(b) will present fairly the financial position and operating results of Astoria at the times indicated and for the periods covered;

(c) will be prepared in accordance with GAAP (except for the absence of notes) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable, subject to normal year-end adjustments; and

(d) will reflect all Astoria’s liabilities, contingent or otherwise, on the respective dates and for the respective periods covered, except for liabilities: (1) not required to be so reflected in accordance with GAAP or (2) not significant in amount.

4.1.9 Title Reports. No later than 15 days after the Execution Date, Astoria will provide Columbia with title reports for the Property issued by Land America National Commercial Services or such other title insurance company reasonably satisfactory to the parties. These title reports must show the current status of title to all Property. Within 15 days after the date on which Astoria delivers all of the title reports to

Columbia for its review, Columbia shall inform Astoria in writing whether, and in what manner, it objects to any of the exceptions to title shown on any of the title reports. Columbia may not object to any item on the title reports that was also shown on the title policies delivered pursuant to Section 3.2.3(d) unless set forth on Schedule 15. Astoria shall, within 10 days of the date on which it receives the written notice of objection from Columbia, inform Columbia if there are any objections that it is unable to remove at or prior to Closing. Astoria shall not, however, be obligated to remove exceptions that are non-monetary exceptions that do not interfere with the use of the properties as bank branch locations. At Closing, Astoria will provide Columbia with title policies issued with respect to each of the Properties, in an amount commensurate with the value of each of the Properties as agreed upon by Columbia and Astoria, dated as of the Closing Date, insuring fee title in the Combined Bank and that each Property is unencumbered by any Liens, other than Liens for taxes not yet delinquent and other exceptions to title as set forth in the title reports as approved by Columbia. For purposes of this Agreement, “Property” or “Properties” means any real property that Astoria owns in fee title, other than “other real estate owned.”

4.1.10 Review of Loans. Astoria will permit Columbia to conduct an examination of Astoria’s loans to determine its opinion of credit quality and the adequacy of Astoria’s allowance for loan losses. Columbia will have continued access to Astoria’s loans through Closing to update the examination. At Columbia’s reasonable request, Astoria will provide Columbia with current reports updating the information set forth in Schedule 6.

4.1.11 Conduct of Columbia’s Business Before Closing. Columbia will:

(a) provide Astoria with prompt written notice of any events, individually or in the aggregate, that could have a Material Adverse Effect with respect to Columbia;

(b) conduct, and cause its Subsidiaries to conduct, their respective businesses in compliance with all material obligations and duties imposed on them by applicable federal and state laws; and

(c) maintain all books and records of it and its Subsidiaries, including all financial statements, in accordance with such accounting principles and practices consistent with those used for the Columbia Financial Statements, except for changes in such principles and practices required under GAAP.

4.2 Registration Statement.

4.2.1 Preparation of Registration Statement.

(a) A Registration Statement on Form S-4 (together with any amendments or supplements, the “Registration Statement”) will be filed by Columbia with the SEC under the Securities Act for registration of the shares of Columbia Common Stock to be issued as the Total Stock Consideration, and the parties will prepare a related prospectus/proxy statement (“Prospectus/Proxy Statement”) to be mailed together with any amendments and supplements to Astoria’s stockholders.

(b) The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their best efforts to: (1) file the Registration Statement with the SEC within 45 days following the date on which this Agreement is executed, and (2) obtain the clearance of the SEC, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement.

(c) Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the Astoria Meeting (defined in Section 4.2.2(b))), all information set forth in the Registration Statement that is or to be furnished by or on behalf of Columbia relating to Columbia and by or on behalf of Astoria relating to Astoria, (1) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (2) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

(d) Columbia will pay all costs associated with the preparation by Columbia’s counsel (and other professional advisors) and the filing of the Registration Statement. Astoria will pay all costs associated with the review and preparation by Astoria’s counsel (and other professional advisors) of the Registration Statement and the Prospectus/Proxy. Astoria will pay the costs associated with the printing and mailing of the Prospectus/Proxy Statement to its stockholders and any other direct costs incurred by it in connection with the Prospectus/Proxy Statement.

4.2.2 Submission to Stockholders.

(a) Columbia and Astoria will submit the Prospectus/Proxy Statement to, and will use their best efforts in good faith to obtain the prompt approval of the Prospectus/Proxy Statement by, all applicable regulatory authorities. The parties will provide each other with copies of such submissions for review.

(b) Astoria will promptly take the actions necessary in accordance with applicable law and its Articles of Incorporation and Bylaws to convene a stockholders’ meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement (such meeting and any adjournment or postponement thereof, the “Astoria Meeting”). The Astoria Meeting will be held on the earliest practical date after the date the Prospectus/Proxy Statement may first be sent to Astoria’s stockholders without objection by applicable governmental authorities; but Astoria will have at least 30 calendar days to solicit proxies. Except as otherwise required to comply with the fiduciary responsibilities of its board of directors, Astoria’s board of directors and officers will recommend approval of the Merger to Astoria’s stockholders.

4.3 Affiliate Letters.

4.3.1 Affiliate List. Certain persons may be deemed “affiliates” of Astoria under Rule 145 of the Securities Act. Within thirty days after this Agreement is signed, Astoria will deliver to Columbia, after consultation with legal counsel, a list of names and addresses of Astoria’s “affiliates” with respect to the Merger within the meaning of Rule 145. By the Effective Time, Astoria will deliver, or cause to be delivered, to Columbia a letter from each of these “affiliates,” and any additional person who becomes an “affiliate” before the Effective Time and after the date of the list, dated as of the date of its delivery and in the form attached as Exhibit A.

4.3.2 Restrictive Legends. Columbia will place a restrictive legend on all certificates representing Columbia Shares to be received by an “affiliate,” so as to preclude their transfer or disposition in violation of the affiliate letters. Columbia will also instruct its transfer agent not to permit the transfer of those shares, and to take any other steps reasonably necessary to ensure compliance with Rule 145.

4.4 Submission to Regulatory Authorities. Representatives of Columbia, at Columbia’s expense, will prepare and file with applicable regulatory agencies, applications for approvals, waivers or other actions their counsel finds necessary or desirable in order to consummate the Merger. Columbia will consult with Astoria with respect to these matters prior to filing and provide copies of these applications for Astoria’s review. These applications and filings are expected to include:

(a) any necessary applications to the Federal Reserve and the FDIC; and

(b) any filings required under the Oregon Bank Act.

4.5 Announcements. The parties will cooperate and consult with each other in the development and distribution of all news releases and other public information disclosures with respect to this Agreement or the Merger, unless otherwise required by law.

4.6 Consents. Columbia and Astoria will use their best efforts to obtain the consent or approval of any person, organization or other entity whose consent or approval is required in order to consummate the Merger.

4.7 Notice. Astoria will provide Columbia with prompt written notice of the following:

(a) any events, individually or in the aggregate, that could have a Material Adverse Effect with respect to Astoria;

(b) the commencement of any proceeding against Astoria, or any of its affiliates, by or before any court or governmental agency that, individually or in the aggregate, might have a Material Adverse Effect with respect to Astoria; or

(c) any acquisition of an ownership or leasehold interest in real property, other than an acquisition in good faith of real property to satisfy a debt previously contracted for.

4.8 Confidentiality. All information furnished by either party or their respective representatives in connection with this Agreement and the Merger is subject to the Confidentiality Agreement dated as of May 4, 2004 between Columbia and Astoria (“Confidentiality Agreement”), and the parties will hold all such information in confidence in accordance with the Confidentiality Agreement. Neither Astoria nor Columbia shall be required to provide access to or to disclose information where, notwithstanding the Confidentiality Agreement, such access or disclosure would contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the Execution Date.

4.9 Update of Financial Statements. Columbia will promptly deliver its Financial Statements to Astoria. Columbia will deliver Subsequent Columbia Financial Statements to Astoria by the earlier of: (1) 5 days after Columbia prepares and issues them or (2) 60 days after year-end for year-end statements and 30 days after the end of the quarter for quarterly statements. The Subsequent Columbia Financial Statements will:

(a) be prepared from the books and records of Columbia;

(b) present fairly the financial position and operating results of Columbia at the times indicated and for the periods covered;

(c) be prepared in accordance with GAAP (except for the absence of notes) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable, subject to normal year-end adjustments; and

(d) reflect all liabilities, contingent or otherwise, of Columbia on the respective dates and for the respective periods covered, except for liabilities not required to be so reflected in accordance with GAAP or not significant in amount.

4.10 Availability of Columbia’s Books, Records and Properties.

(a) Columbia will make its books, records, properties, contracts and documents available during business hours with reasonable advance notice to Astoria and its counsel, accountants and other representatives. These items will be open for inspection, audit and direct verification of loan or deposit balances and collateral receipts. Columbia will cooperate fully in any such inspection, audit, or direct verification procedures, and will make available all information reasonably required by or on behalf of Columbia.

(b) At Astoria’s request, Columbia will request any third parties involved in the preparation or review of (1) Columbia Financial Statements or (2) any audits of Columbia’s operations, loan portfolios or other assets, to disclose to Astoria the work papers or any similar materials related to these items.

4.11 Blue Sky Filings. Columbia will use its best efforts to obtain, prior to the effective date of the Registration Statement, any necessary state securities laws or “blue sky” permits and approvals, so long as Columbia will not be required by virtue of such permits and approvals to submit to general jurisdiction in any state.

4.12 Tax Treatment. Neither Columbia and its Subsidiaries nor Astoria will take or cause to be taken any action that would or could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

4.13 Best Efforts. Subject to the terms and conditions of this Agreement and, in the case of Astoria, to the exercise by its Board of Directors of its fiduciary duties, each party shall use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger by September 30, 2004, and to otherwise enable consummation of the transactions contemplated by this Agreement.

4.14 Acquisition Proposals and Superior Proposals.

4.14.1 No Solicitation. Except with respect to this Agreement and the transactions contemplated by it, neither Astoria nor any of its directors, officers, agents, affiliates (as such term is used in Rule 12b-2 under the Exchange Act) or representatives (collectively, “Representatives”) may, directly or indirectly, initiate, solicit or encourage (including by way of furnishing information) any inquiries with respect to or the making of any Acquisition Proposal (as defined below).

4.14.2 Exceptions. Notwithstanding anything in this Agreement to the contrary, Astoria and its Board of Directors shall be permitted (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, (ii) to engage in any discussions or negotiations with, or provide any information to, any person in response to an unsolicited bona fide written Acquisition Proposal by any such person, if and only to the extent that (a) Astoria’s Board of Directors concludes in good faith and consistent with its fiduciary duties to Astoria’s stockholders under applicable law after taking into consideration advice from legal counsel, that such Acquisition Proposal may result in a Superior Proposal (as defined below), (b) prior to providing any information or data to any person in connection with an Acquisition Proposal by any such person, Astoria’s Board of Directors receives from such person an executed confidentiality agreement containing terms at least as stringent as those contained in the Confidentiality Agreement, and (c) at least two days prior to providing any information or data to any person or entering into discussions or negotiations with any person, Astoria’s Board of Directors provides Columbia with notice of such inquiries, proposals, or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its Representatives.

4.14.3 Termination of Existing Discussions. Astoria will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations existing as of the Execution Date with any parties regarding any Acquisition Proposal.

4.14.4 Definitions.

(a) The term “Acquisition Proposal” means any tender offer or exchange offer or any proposal for a merger, reorganization, consolidation, share exchange, recapitalization, liquidation, dissolution or other business combination involving Astoria or any proposal or offer to acquire a substantial equity interest in, or a substantial portion of the assets of, Astoria, other than the transaction contemplated or permitted by this Agreement.

(b) The term “Superior Proposal” means, with respect to Astoria, any written Acquisition Proposal made by a person other than Columbia (1) that is for (a) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving Astoria, (b) a sale, lease, exchange, transfer, or other disposition of at least 50% of the assets of Astoria, taken as a whole, in a single transaction or a series of related transactions, or (c) the acquisition, directly or indirectly, by a person of beneficial ownership of 50% or more of the Astoria Common Stock whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (2) that is otherwise on terms which the Board of Directors of Astoria in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the proposal and the person making the proposal, (a) would, if consummated, result in a transaction that is more favorable to its stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement, and (b) is reasonably capable of being completed.

4.15 Bank Owned Life Insurance. Astoria will fund a Bank Owned Life Insurance Policy with respect to the Supplemental Compensation Agreement for Cheri J. Folk, Astoria’s President and Chief Executive Officer, as soon as practicable following the Execution Date.

SECTION 5

APPROVALS AND CONDITIONS

5.1 Required Approvals. The obligations of the parties to this Agreement are subject to the approval of the Agreement and the Merger by all appropriate regulatory agencies having jurisdiction with respect to the Merger; provided, however, that no such consent or approval shall have imposed any condition or requirement not normally imposed in such transactions that, in the opinion of Columbia or Astoria, would deprive Columbia or Astoria of the material economic or business benefits of the transactions contemplated by this Agreement.

5.2 Conditions to Columbia’s Obligations. All Columbia’s obligations under this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.2.1 Representations. Astoria’s representations in this Agreement and in any certificate or other instrument delivered in connection with this Agreement are true and correct in all respects at Closing (except to the extent that they expressly relate to an earlier date, in which case they are true in all respects as of that earlier date). These representations have the same force and effect as if they had been made at Closing. Astoria has delivered to Columbia its certificate, executed by a duly authorized officer of Astoria and dated as of Closing, stating that these representations comply with this Section 5.2.1.

5.2.2 Compliance. Astoria has performed and complied with all material terms, covenants and conditions of this Agreement. Astoria has delivered to Columbia its certificate, executed by a duly authorized officer of Astoria and dated as of Closing, stating that Astoria is in compliance with this Section 5.2.2.

5.2.3 Equity Capital Requirement. The Tangible Equity Capital (defined below) of Astoria as of the Closing Date is no less than 2% below the target amount set forth in the following chart:

Closing Date	Tangible Equity Capital Target
On or before September 30, 2004	$15,475,000
After September 30, 2004 and on or before October 31, 2004	$15,700,000
After October 31, 2004 and on or before November 30, 2004	$15,925,000
After November 30, 2004 and on or before December 31, 2004	$15,445,000	*
After December 31, 2004 and on or before January 31, 2005	$15,670,000	**

*	If Astoria does not pay its November 2004 dividend pursuant to Section 4.1.2(b), this Tangible Equity Capital Target shall be $16,150,000.
**	If Astoria does not pay its November 2004 dividend pursuant to Section 4.1.2(b), this Tangible Equity Capital Target shall be $16,375,000.

Astoria’s certificate referred to in Section 5.2.2 must confirm that the Tangible Equity Capital condition is satisfied. “Tangible Equity Capital” means common stock, paid in capital, retained earnings, and minus goodwill and any other intangible assets, without giving effect to any impact from gains or losses on available for sale securities. Any Merger Fees paid by Astoria, up to the maximum amount set forth in Section 5.2.4, shall be credited back to Tangible Equity Capital.

5.2.4 Merger Fees. Astoria’s Merger Fees have not exceeded $775,000. “Merger Fees” means all costs and expenses incurred by Astoria or owed or paid by Astoria to its investment advisors, legal counsel, accountants and printers in connection with the preparation, negotiation and execution of this Agreement and related documents and the consummation of the Merger.

5.2.5 Merger Fees Statements. Astoria has delivered to Columbia a statement, in a form reasonably satisfactory to Columbia, from each third party to whom Astoria has paid or owes Merger Fees. Each statement must set forth the total costs and expenses paid or owing to the third party in connection with the Merger’s consummation. Astoria has delivered to Columbia its certificate, executed by a duly authorized officer of Astoria and dated as of Closing, stating the total Merger Fees incurred by Astoria and certifying that Astoria is in compliance with Section 5.2.4 and this Section 5.2.5.

5.2.6 No Material Adverse Effect. No damage, destruction, or loss (whether or not covered by insurance) or other event or sequence of events has occurred which, individually or in the aggregate, has had or potentially may have a Material Adverse Effect with respect to Astoria. Astoria’s certificate referred to in Section 5.2.1 states that the conditions identified in this Section 5.2.6 are satisfied.

5.2.7 Financial Condition. The following are true, and Astoria’s certificate referred to in Section 5.2.1 confirms the truth of the following: Astoria’s allowance for loan and lease losses at Closing was and is adequate to absorb estimable and probable loan and lease losses.

5.2.8 No Governmental Proceedings. No action or proceeding has been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

5.2.9 Real Property Matters.

(a) Columbia has received all title insurance policies required under Section 4.1.9 (or irrevocable commitments by the title insurance company to issue such policies).

(b) Astoria has executed, and Columbia has received, such deeds or other documents as are necessary to transfer title from Astoria to Columbia (or to indicate, as a matter of record, that the beneficial ownership of Astoria has changed) to all Property.

5.2.10 Corporate and Stockholder Action. Astoria’s board of directors and stockholders, respectively, have approved the Merger.

5.2.11 Tax Opinion. Columbia has, at Columbia’s expense, obtained from Graham & Dunn, P.C. and delivered to Astoria, an opinion addressed to Astoria and Columbia (in form and substance reasonably satisfactory to Astoria and its counsel, and subject to reasonable limitations, conditions and assumptions) substantially to the effect that:

(a) The Merger will qualify as a reorganization within the meaning of IRC Section 368(a)(2)(D).

(b) Holders of Astoria Common Stock who receive solely Columbia Common Stock in exchange for their shares of Astoria Common Stock pursuant to the Merger will not recognize gain or loss on the exchange. If any such stockholders receive cash in lieu of a fractional share interest in Astoria Common Stock, such stockholders will be treated as having received a fractional share of Columbia Common Stock in the Merger and having immediately exchanged that fractional share for cash in a taxable redemption by Columbia.

(c) Holders of Astoria Common Stock who receive solely cash in exchange for their shares of Astoria Common Stock, and who own those shares as capital assets and who do not actually or constructively own shares of Columbia after the Merger, will recognize capital gain or loss. The amount of such gain or loss will be equal to the difference between the amount of cash received and the stockholder’s aggregate tax basis for such shares of Astoria Common Stock. The gain or loss will be long-term capital gain or loss if such shares of Astoria Common Stock were held for more than one year.

(d) A holder of Astoria Common Stock who receives both Columbia Common Stock and cash consideration in exchange for his or her shares of Astoria Common Stock will recognize gain, but not loss, to the extent of the lesser of the gain realized by such stockholder in the exchange or the amount of cash received by such stockholder in the exchange. Any gain recognized by a stockholder who owns his or her shares of Astoria Common Stock as capital assets will be treated as capital gain unless the exchange is, as to such stockholder, essentially equivalent to the dividend, in which case the gain will be treated as a dividend. The equivalency of the stockholder’s exchange as to a dividend is tested under the principles of IRC Section 302(b)(2) to determine whether there has been a greater than 20% reduction in the stockholder’s ownership (direct and by attribution from other stockholders) of Columbia Common Stock. In making this determination, the cash received is treated as paid following the exchange in redemption of Columbia Common Stock presumed to have been received in the exchange.

5.2.12 Opinion of Counsel. Schwabe Williamson & Wyatt, counsel to Astoria, has delivered to Columbia a legal opinion, in form and substance reasonably satisfactory to Columbia and its counsel, and subject to reasonable limitations, conditions and assumptions, substantially to the effect as set forth in Exhibit B.

5.2.13 NASDAQ Listing. The shares of Columbia Common Stock to be issued pursuant to this Agreement have been approved for listing on the NASDAQ National Market subject only to official notice of issuance.

5.2.14 Affiliate Letters. Columbia has received the affiliate list and letters specified in Section 4.3.1.

5.2.15 Registration Statement. The Registration Statement, as it may have been amended, required in connection with the Columbia Common Stock to be issued to stockholders under Section 2, and as described in Section 4.2, has become effective, and no stop-order suspending the effectiveness of such Registration Statement has been issued or remains in effect, and no proceedings for that purpose have been initiated or threatened by the SEC the basis for which still exists.

5.2.16 Consents. Astoria has obtained the consents as indicated in Schedule 4.

5.2.17 Fairness Opinion. Astoria has received from Sandler O’Neill an updated fairness opinion, dated as of a date reasonably proximate to the date of the Prospectus/Proxy Statement, to the effect that consideration to be received by Astoria stockholders in the Merger is fair from a financial point of view to Astoria’s stockholders. Columbia will provide Sandler O’Neill with any information reasonably requested for the purpose of issuing a fairness opinion.

5.2.18 Amendment to Astoria Bylaws. The Board of Directors of Astoria shall have approved an amendment to Astoria’s Bylaws, effective as of Closing, removing the staggered board provisions and establishing one-year terms for directors to serve until their successors are duly qualified and elected.

5.2.19 Blue Sky Filings. Columbia has received the state securities laws or “blue sky” permits and approvals specified in Section 4.11.

5.3 Conditions to Astoria’s Obligations. All Astoria’s obligations under this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.3.1 Representations. Columbia’s representations and warranties in this Agreement and in any certificate or other instrument delivered in connection with this Agreement are true and correct in all respects at Closing (except to the extent that they expressly relate to an earlier date, in which case they are true in all respects as of that earlier date). These representations and warranties have the same force and effect as if they had been made at Closing. Columbia has delivered to Astoria its certificate, executed by a duly authorized officer of Columbia and dated as of Closing, stating that these representations and warranties comply with this Section 5.3.1.

5.3.2 Compliance. Columbia has performed and complied in all material respects with all terms, covenants and conditions of this Agreement. Columbia has delivered to Astoria its certificate, executed by a duly authorized officer of Columbia and dated as of Closing, stating that Columbia is in compliance with this Section 5.3.2.

5.3.3 No Material Adverse Effect. No damage, destruction, loss (whether or not covered by insurance) or other event or sequence of events has occurred which, individually or in the aggregate, has had or potentially may have a Material Adverse Effect with respect to Columbia. Columbia’s certificate referred to in Section 5.3.1 states that the conditions identified in this Section 5.3.3 are satisfied.

5.3.4 No Governmental Proceedings. No action or proceeding has been commenced or threatened by any governmental agency to restrain, prohibit or invalidate the Merger.

5.3.5 Corporate and Stockholder Action. Columbia’s board of directors and Astoria’s stockholders have each approved the Merger.

5.3.6 Tax Opinion. The tax opinion specified in Section 5.2.11 has been delivered to Astoria.

5.3.7 Opinion of Counsel. Graham & Dunn, P.C., counsel to Columbia, has delivered to Astoria a legal opinion, in form and substance reasonably satisfactory to Astoria and its counsel, and subject to reasonable limitations, conditions and assumptions, substantially to the effect as set forth in Exhibit C.

5.3.8 Fairness Opinion. Astoria has received from Sandler O’Neill the updated fairness opinion specified in Section 5.2.17.

5.3.9 NASDAQ Listing. The shares of Columbia Common Stock to be issued pursuant to this Agreement have been approved for listing on the NASDAQ National Market subject only to official notice of issuance.

5.3.10 Registration Statement. The Registration Statement, as it may have been amended, required in connection with the Columbia Common Stock to be issued to stockholders under Section 2, and as described in Section 4.2, has become effective, and no stop-order suspending the effectiveness of such Registration Statement has been issued or remains in effect, and no proceedings for that purpose have been initiated or threatened by the SEC the basis for which still exists.

5.3.11 Blue Sky Filings. Columbia has received the state securities laws or “blue sky” permits and approvals specified in Section 4.11.

SECTION 6

DIRECTORS, OFFICERS AND EMPLOYEES

6.1 Directors. As a condition to the execution of this Agreement, each member of Astoria’s board of directors has entered into the written agreements described in Recital G with Columbia and Astoria on or before the date this Agreement is signed. Such agreements will take effect at the Effective Time.

6.2 Employment Agreements. At the Effective Time, (i) the Combined Bank will assume the Existing Employment Contracts described in Recital E, and (ii) the Change in Control Agreements and Supplemental Compensation Agreements described in Recital F will take effect.

6.3 Employees. Except as provided in the Existing Employment Agreements, all employees of Astoria immediately prior to the Effective Time will be deemed, from the Effective Time, to be at-will employees of the Combined Bank (“Continuing Employees”). The Combined Bank shall maintain in effect through 2004 all Compensation Plans of Astoria listed on Schedule 12, and the Combined Bank shall make payments under the Bank of Astoria Profit Sharing/Bonus Plan for the year ending 2004 consistent with Astoria’s past practice with respect to timing and amount. Effective January 1, 2005, at Columbia’s option, all such Compensation Plans

(except for the Existing Employment Contracts, which will be governed by the terms of such contracts) may be terminated and the interests of the Continuing Employees in those plans will be transferred or merged into Columbia’s employee benefit plans. From and after the Effective Time, Continuing Employees will be entitled to participate in certain employee benefit plans in which employees of Columbia currently participate. For the purpose of determining eligibility to participate in such plans and the vesting and related calculations of benefits under such plans (but not for the accrual of benefits), Columbia shall give effect to years of service with Astoria as if such service were with Columbia or its Subsidiaries. Benefits for Continuing Employees will begin accruing under Columbia’s plans as soon as practicable after Closing. Continuing Employees will be entitled to carry over unused vacation days and sick leave accrued as of the Effective Time. The employee benefit plans that are provided to Continuing Employees will be, in the aggregate, generally competitive with employee benefit programs offered by financial institutions of comparable size to the Combined Bank located in the Combined Bank’s market area. This Section 6.3 does not constitute a contract with Astoria’s employees and will not be construed to create a contract or employment right with Astoria’s employees.

6.4 Indemnification; D&O Insurance.

6.4.1 Indemnification Under Oregon Law and Astoria Articles/Bylaws. Columbia agrees that from and after the Effective Time, Columbia will indemnify and hold harmless each present and former director and officer of Astoria, determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Astoria would have been permitted to indemnify such person under Oregon law and the articles of incorporation or bylaws of Astoria in effect on the Execution Date (and Columbia will also advance expenses as incurred to the fullest extent permitted under applicable law; provided, that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification).

6.4.2 Indemnification by Columbia. To the extent that paragraph (a) will not serve to indemnify and hold harmless an Indemnified Party, Columbia agrees that it will, subject to the terms set forth herein, indemnify and hold harmless, to the fullest extent permitted under applicable law (and Columbia will also advance expenses as incurred to the fullest extent permitted under applicable law, provided, that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification), each Indemnified Party against any Costs incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the transactions contemplated by this Agreement. All rights to indemnification in respect of any such claim or claims will continue until final disposition of any and all such claims.

6.4.3 Procedural Matters. Any Indemnified Party wishing to claim indemnification under Section 6.4.1 or 6.4.2, upon learning of any such claim, action, suit, proceeding or investigation, will promptly notify Columbia, but the failure to so notify will not relieve Columbia of any liability it may have to such Indemnified Party if such failure does not materially prejudice Columbia. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), Columbia will have the right to assume the defense thereof and Columbia will not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that, if Columbia elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Columbia and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Columbia will pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received. If such indemnity is not available with respect to any Indemnified Party, then Columbia and the Indemnified Party will contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

6.4.4 Insurance. For a period of six years following the Effective Time, Columbia will cause the persons serving as officers and directors of Astoria immediately prior to the Execution Date to be covered by the current policies of directors and officers liability insurance maintained by Astoria with respect to acts or omissions of officers and directors, in their capacity as such, occurring on or prior to the Effective Time; provided, however, that Columbia may substitute comparable insurance policies of at least the same coverage and amounts and containing terms and conditions that are not substantially less advantageous than such policies.

6.4.5 Indemnification Agreements. Columbia will provide each director of Astoria who serves as a director of the Combined Bank immediately following Closing with an Indemnification Agreement, which shall take effect at the Effective Time and shall be in form and substance substantially similar to the Indemnification Agreements Columbia has previously entered into with the directors of Columbia.

6.4.6 Effect of Provisions. The provisions of this Section 6.4 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and his or her heirs or representatives. Columbia shall make proper provision so any successors or assigns of Columbia assume the obligations set forth in this Section 6.4.

SECTION 7

TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

7.1 Termination by Reason of Lapse of Time. If Closing does not occur on or before January 31, 2005 (the “Termination Date”), either Columbia or Astoria may terminate this Agreement and the Merger if both of the following conditions are satisfied:

(a) the terminating party’s board of directors decides to terminate by a majority vote of its members; and

(b) the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination.

7.2 Termination Due To Columbia Average Closing Price. Astoria may terminate this Agreement and the Merger by written notice to Columbia on the business day immediately following the Determination Date, in the event that:

(a) The Columbia Average Closing Price (defined in Section 2.1.3) is less than $18.14; and

(b) The number obtained by dividing the Columbia Average Closing Price by $21.34 is less than the number obtained by (i) dividing the Final Index Price (as defined below) by the Initial Index Price (as defined below) and then (ii) multiplying the quotient so obtained by 0.85.

The foregoing events in (a) and (b) are referred to as the “Adjustment Triggers.” If Columbia declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Determination Date (each as defined in Section 2.1.3), the prices for the Columbia Common Stock shall be appropriately adjusted for the purposes of applying this Section 7.2. If Astoria elects to exercise its termination right as a result of the Adjustment Triggers, the provisions of Section 7.2.2 will apply.

7.2.1 Definitions. For purposes of this Section 7.2, the following terms have the meanings indicated below:

“Final Index Price” means the sum of the Final Average Price for each company comprising the Index Group multiplied by the appropriate weight.

“Final Average Price” means, with respect to any company belonging to the Index Group, its average Final Price during the Determination Period.

“Final Price” means, with respect to any company belonging to the Index Group, the daily closing sales price of a share of common stock of such company, as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded.

“Index Group” means the 13 financial institutions listed on Exhibit D attached hereto, the common stock of all of which shall be publicly traded and as to which there shall not have been a publicly announced proposal at any time during the period beginning on the Execution Date and ending on the Determination Date. In the event that the common stock of any such company ceases to be publicly traded or a proposal to acquire any such company is announced at any time during the period beginning on the Execution Date and ending on the Determination Date, such company will be removed from the Index Group, and the weights attributed to the remaining companies will be adjusted proportionately for purposes of determining the Final Index Price and the Initial Index Price. The 13 financial institutions and the weights attributed to them are listed on Exhibit D.

“Initial Index Price” means $21.33, which is the sum of each per share closing price of the common stock of each company comprising the Index Group multiplied by the applicable weighting, as such prices are reported on the consolidated transactions reporting system for the market or exchange on which such common stock is principally traded, on April 28, 2004, which amount may be adjusted as described in above in the definition of “Index Group.”

7.2.2 Columbia’s Right to Adjust Consideration. If Astoria provides written notice to Columbia in accordance with Section 7.2, then within one business day of Columbia’s receipt of such notice, Columbia may elect by written notice to Astoria to increase the Total Cash Amount dollar for dollar, by the amount of the difference between (i) the Total Stock Amount multiplied by $18.14, and (ii) the Total Stock Consideration. If Columbia makes such election, no termination will occur pursuant to this Section 7.2 and this Agreement will remain in effect according to its terms (except as the Total Cash Amount has been supplemented).

7.3 Other Grounds for Termination. This Agreement and the Merger may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by Astoria’s stockholders, unless otherwise provided) as follows:

7.3.1 Mutual Consent. By mutual consent of Astoria and Columbia, if the boards of directors of each party agrees to terminate by a majority vote of its members.

7.3.2 No Regulatory Approvals. By either party, if the regulatory approvals required by Section 5.1 are denied (or if any such required approval is conditioned on a substantial deviation from the transactions contemplated by this Agreement); provided, however, that either party will have fifteen (15) business days following receipt of such denial to appeal the decision, and if such appeal is timely made, either party will have sixty (60) days to prosecute diligently and overturn such denial, and such other party may not terminate this Agreement pursuant to this Section 7.3.2 during such period of time.

7.3.3 Breach of Warranty. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement) if there has been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Effective Time; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.3.3 unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Sections 5.2.1 (in the case of a breach of representation or warranty by Astoria) or Sections 5.3.1 (in the case of a breach of representation or warranty by Columbia). In the event of termination pursuant to this Section 7.3.3, the terminating party shall be entitled to receive from the other party the Termination Fee (as defined in Section 7.4).

7.3.4 Breach of Covenant. By either party, (provided that the terminating party is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement) if there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Effective Time. In the event of termination pursuant to this Section 7.3.4, the terminating party shall be entitled to receive from the other party the Termination Fee.

7.3.5 Astoria Fails to Recommend Stockholder Approval. By Columbia (provided that Columbia is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), before Astoria’s stockholders approve the Merger, if Astoria’s Board of Directors: (a) fails to recommend to its stockholders the approval of the Merger or (b) modifies, withdraws or changes in a manner adverse to Columbia its recommendation to stockholders to approve the Merger. In the event of termination pursuant to this Section 7.3.5, Columbia shall be entitled to receive from Astoria the Termination Fee.

7.3.6 Astoria Stockholders Fail to Approve. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), if the required vote of Astoria’s stockholders required for consummation of the Merger is not obtained at the Astoria Meeting, regardless of whether or not Astoria’s Board of Directors recommends such approval. In the event of termination pursuant to this Section 7.3.6, Columbia shall be entitled to receive from Astoria the No-Approval Fee (as defined in Section 7.4).

7.3.7 Impracticability. By either Columbia or Astoria, upon written notice given to the other party, if the board of directors of the party seeking termination under this Section 7.3.7 has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the Merger has become inadvisable or impracticable by reason of the institution of litigation by the federal government or the government of the State of Oregon to restrain or invalidate the Merger or this Agreement.

7.3.8 Potential Dissenting Shares. By Columbia, if holders of 10% or more of the outstanding shares of Astoria Common Stock have, in accordance with the Appraisal Laws, (a) either provided notice of dissent to Astoria prior to the Astoria Meeting or voted against the Merger, (b) surrendered their stock certificates and (c) not withdrawn their dissenters’ rights; provided, that Astoria has not cured or obtained withdrawal of such dissenting shares within the later of thirty days following written notice of termination from Columbia or sixty days following the date of the Astoria Meeting.

7.3.9 Superior Proposal. By Astoria, in the event that the Board of Directors of Astoria determines in good faith, after consultation with legal counsel, that in light of a Superior Proposal (as defined in Section 4.14.4) it would not be consistent with its fiduciary duties to Astoria and to Astoria’s stockholders under applicable law to continue with the transactions contemplated under this Agreement; provided, however, that the Board of Directors of Astoria may terminate this Agreement pursuant to this Section 7.3.10 solely in order to concurrently enter into a letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an “Acquisition Agreement”) related to a Superior Proposal; and provided, further, however, that this Agreement may be terminated pursuant to this Section 7.3.9 only after the fifth day following Columbia’s receipt of written notice advising Columbia that the Board of Directors of Astoria is prepared to accept a Superior Proposal, and only if, during such five-day period, if Columbia so elects, Astoria and its advisors shall have negotiated in good faith with Columbia to make such adjustments in the terms and conditions of this Agreement as would enable Columbia to proceed with the transactions contemplated herein on such adjusted terms. In the event of termination pursuant to this Section 7.3.9, Columbia shall be entitled to receive from Astoria the Break-Up Fee pursuant to Section 7.6.

7.4 Termination-Related Fees Payable By Astoria. Due to expenses, direct and indirect, incurred by Columbia in negotiating and executing this Agreement and in taking steps to effect the Merger, Astoria will pay to Columbia (A) $500,000 (the “Termination Fee”), if Columbia terminates this Agreement pursuant to Sections 7.3.3 (breach of representation), 7.3.4 (breach of covenant) or 7.3.5 (no stockholder recommendation), or (B) $150,000 (the “No-Approval Fee”), if Columbia or Astoria terminates this Agreement pursuant to Section 7.3.6 (no stockholder approval). If the Termination Fee or the No-Approval Fee becomes payable pursuant to this Section 7.4, it will be payable on Columbia’s demand and must be paid by Astoria within three business days following the date of Columbia’s demand.

7.5 Termination Fee Payable By Columbia. Due to expenses, direct and indirect, incurred by Astoria in negotiating and executing this Agreement and in taking steps to effect the Merger, Columbia will pay to Astoria the Termination Fee if Astoria terminates this Agreement pursuant to Sections 7.3.3 (breach of representation) or 7.3.4 (breach of covenant). If the Termination Fee becomes payable pursuant to this Section 7.5, it will be payable on Astoria’s demand and must be paid by Columbia within three business days following the date of Astoria’s demand.

7.6 Break-Up Fee. In the event that an Acquisition Proposal with respect to Astoria shall have been made known to Astoria and shall have been publicly announced or otherwise become public, or shall have been made to the stockholders of Astoria, and thereafter:

(a) this Agreement is terminated by either Columbia or Astoria pursuant to either (i) Section 7.1 (lapse of time) and prior to such termination the stockholders of Astoria have not previously approved the Merger, (ii) Section 7.3.6 (no stockholder approval), or (iii) Section 7.3.9 (Superior Proposal); and

(b) within six months following such termination, Astoria enters into any Acquisition Agreement for, or publicly announces an intention to engage in, an Acquisition Proposal (as defined in Section 4.14.4) or a Superior Proposal (as defined in Section 4.14.4), then upon the closing of such Acquisition Agreement or Superior Proposal, Astoria shall pay Columbia $1,500,000 (the “Break-Up Fee”) less the amount of any Termination Fee or No-Approval Fee previously paid.

7.7 Cost Allocation Upon Termination. In connection with the termination of this Agreement under this Section 7, except as provided in Sections 7.4, 7.5 and 7.6, Columbia and Astoria will each pay their own out-of-pocket costs incurred in connection with this Agreement, and will have no other liability to the other party. The parties agree that the agreements herein with respect to the Termination Fee, No-Approval Fee and the Break-Up Fee are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

SECTION 8

MISCELLANEOUS

8.1 Notices. Any notice, request, instruction or other document given under this Agreement must be in writing and is deemed effective and delivered upon (a) actual receipt if delivered personally, (b) confirmation of transmission if sent via facsimile transmission or (c) five days after deposit if sent by registered or certified mail, postage prepaid, and addressed as follows (or to any other address or person representing any party as designated by that party through written notice to the other party):

Columbia	Columbia Banking System, Inc. 1301 “A” Street Tacoma, WA 98402-4200 Fax: (253) 272-2601 Attn: Melanie J. Dressel, President & CEO

with a copy to:	Stephen M. Klein, Esq. Graham & Dunn, P.C. Pier 70, 2801 Alaskan Way, Suite 300 Seattle, WA 98121-1128 Fax: (206) 340-9599

Astoria	Bank of Astoria 1122 Duane Street P.O. Box 28 Astoria, OR 97103 Fax: (503) 325-8487 Attn: Cheri J. Folk, President & CEO

with a copy to:	Carmen M. Calzacorta, Esq. Schwabe Williamson & Wyatt Pacwest Center, Suites 1600-1900 1211 S.W. Fifth Avenue Portland, OR 97204-3795 Fax: (503) 796-2900

8.2 Waivers and Extensions. Subject to Section 9, Columbia or Astoria may grant waivers or extensions to the other party, but only through a written instrument executed by the Chief Executive Officer or President of the party granting the waiver or extension. Waivers or extensions which do not comply with the preceding sentence are not effective. In accordance with this Section 8, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

(a) any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

(b) compliance with any of the covenants of any other party; and

(c) any other party’s performance of any obligations under this Agreement and any other condition precedent set out in Section 5.

8.3 General Interpretation. Except as otherwise expressly provided in this Agreement or unless the context clearly requires otherwise: (1) the defined terms defined in this Agreement include the plural as well as the singular and (2) references in this Agreement to Sections, Subsections, Schedules, and Exhibits refer to Sections and Subsections of and Schedules and Exhibits to this Agreement. Whenever the words “include”, “includes”, or “including” are used in this Agreement, the parties intend them to be interpreted as if they are followed by the words “without limitation.” All accounting terms used in this Agreement that are not expressly defined in this Agreement have the respective meanings given to them in accordance with GAAP.

8.4 Construction and Execution in Counterparts. Except as otherwise expressly provided in this Agreement, this Agreement: (1) contains the parties’ entire understanding, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the parties, or their respective duly authorized agents; (2) will not be interpreted by reference to any of the titles or headings to the Sections or Subsections, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (3) includes all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (4) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document.

8.5 Survival of Representations and Covenants. The representations and covenants in this Agreement will not survive Closing or termination of this Agreement, except that (1) Section 4.8 (Confidentiality), Sections 7.4, 7.5 and 7.6 (Termination-Related Fees & Break-Up Fee), Section 7.7 (expense allocation), and Sections 8.3 through 8.9 will survive termination, and (2) the covenants in this Agreement that impose duties or obligations on the parties following Closing, including without limitation, Section 6.4 (Indemnification; D&O Insurance), will survive Closing.

8.6 Attorneys’ Fees and Costs. In the event of any dispute or litigation with respect to the terms and conditions or enforcement of rights or obligations arising by reason of this Agreement or the Merger, the prevailing party in any such litigation will be entitled to reimbursement from the other party for its costs and expenses, including reasonable judicial and extra-judicial attorneys’ fees, expenses and disbursements, and fees, costs and expenses relating to any mediation or appeal.

8.7 Arbitration. At either party’s request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association’s rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator’s decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other party for its costs and expenses, including reasonable attorneys’ fees. Any arbitration or related proceedings shall take place in Pierce County, Washington.

8.8 Governing Law and Venue. This Agreement will be governed by and construed in accordance with Washington law, except to the extent that certain matters may be governed by federal law. The parties must bring any legal proceeding arising out of this Agreement in Pierce County, Washington. Each party consents to and submits to the jurisdiction of any local state or federal court located in Pierce County, Washington.

8.9 Severability. If a court or arbitrator determines that any term of this Agreement is invalid or unenforceable under applicable law, the remainder of this Agreement is not affected, and each remaining term is valid and enforceable to the fullest extent permitted by law.

8.10 No Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder

SECTION 9

AMENDMENTS

At any time before the Effective Time, whether before or after the parties have obtained any applicable stockholder approvals of the Merger, the boards of directors of Columbia and Astoria may: (1) amend or modify this Agreement or any attached Exhibit or Schedule and (2) grant waivers or time extensions in accordance with this Section 9. But, after Astoria’s stockholders have approved this Agreement, the parties’ boards of directors may not without Astoria stockholder approval amend or waive any provision of this Agreement if the amendment or waiver would reduce the amount or change the form of consideration Astoria stockholders will receive in the Merger or the allocation of the Cash Percentage and Stock Percentage. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension or waiver. Failure by any party to insist on strict compliance by the other party with any of its obligations, agreements or conditions under this Agreement, does not, without a writing, operate as a waiver or estoppel with respect to that or any other obligation, agreement, or condition.

[signatures appear on the following page]

Signed as of June 7, 2004:

COLUMBIA BANKING SYSTEM, INC.

By	/s/ MELANIE J. DRESSEL
Name:	Melanie J. Dressel
Title:	President & Chief Executive Officer

BANK OF ASTORIA

By	/s/ CHERI J. FOLK
Name:	Cheri J. Folk
Title:	President & Chief Executive Officer

STATE OF WASHINGTON	)
) ss.
COUNTY OF KING	)

On this 7th day of June, 2004, before me personally appeared Melanie J. Dressel, to me known to be the President and Chief Executive Officer of COLUMBIA BANKING SYSTEM, INC., the corporation that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes mentioned there, and who stated on oath that she was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporation.

IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.

/s/
NOTARY PUBLIC in and for the State of ,
residing at .
Title: .
My commission expires: .

STATE OF OREGON	)
) ss.
COUNTY OF CLATSOP	)

On this 7th day of June, 2004, before me personally appeared Cheri J. Folk, to me known to be the President and Chief Executive Officer of BANK OF ASTORIA, the corporation that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes mentioned there, and who stated on oath that she was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporation.

IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.

/s/
NOTARY PUBLIC in and for the State of ,
residing at .
Title: .
My commission expires: .

APPENDIX B

OREGON STATUTES REGARDING DISSENTER’S RIGHTS

Chapter 711 of the Oregon Revised Statutes

711.175 Stockholder’s right to dissent to merger, share exchange or transfer of assets or liabilities.

(1) A stockholder of an Oregon stock bank may dissent from the following:

(a) A plan of merger pursuant to which the Oregon stock bank is not the resulting insured institution;

(b) A plan of merger pursuant to which the Oregon stock bank is the resulting insured stock institution and the number of its voting shares outstanding immediately after the merger, plus the number of shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will exceed by more than 20 percent the total number of voting shares of the resulting insured stock institution outstanding immediately before the merger;

(c) A plan of share exchange pursuant to which the Oregon stock bank in which the stockholder owns shares is acquired; and

(d) An acquisition transaction requiring such stockholder’s approval pursuant to ORS 711.170(5).

(2) To perfect a stockholder’s right to dissent to a transaction described in subsection (1) of this section, the stockholder must send or deliver a notice of dissent to the Oregon stock bank prior to or at the meeting of the stockholders at which the transaction is submitted to a vote, or the stockholder must vote against such transaction.

(3) A stockholder shall not dissent as to less than all the shares registered in the name of the stockholder, except a stockholder holding, as a fiduciary or nominee, shares registered in the stockholder’s name for the benefit of more than one beneficiary, may dissent as to less than all of the shares registered in the fiduciary or nominee’s name if any dissent as to the shares held for a beneficiary is made as to all the shares held by the fiduciary for that beneficiary or nominee. The fiduciary’s rights shall be determined as if the shares to which the fiduciary has dissented and the other shares are registered in the names of different stockholders.

711.180 Rights of stockholder dissenting to merger, share exchange or transfer of assets or liabilities; demand required; notice and offer to pay for shares; costs of appraisal of shares; when rights not applicable.

(1) Any stockholder of an Oregon stock bank who dissented to a transaction listed under ORS 711.175(1) and who desires to receive the value in cash of those shares, shall make written demand upon the Oregon stock bank or its successor and accompany the demand with the surrender of the share certificates, properly indorsed within 30 days after the stockholders’ meeting at which a vote to approve such transaction involving an Oregon stock bank was taken. Any stockholder failing to make written demand within the 30-day period shall be bound by the terms of the proposed plan of merger, plan of share exchange or acquisition transaction agreement.

(2) Within 30 days after a transaction listed under ORS 711.175(1) is effected, the Oregon stock bank or its successor shall give written notice thereof to each dissenting stockholder who has made demand under this section at the address of the stockholder on the stock record books of the Oregon stock bank, and shall make a written offer to each such stockholder to pay for the shares at a specified price in cash determined by the Oregon stock bank or its successor to be the fair value of the shares as of the effective date of the transaction. The notice and offer shall be accompanied by a statement of condition of the Oregon stock bank, the shares of which the dissenting stockholder held, as of the latest available date and not more than four months prior to the consummation of the transaction, and a statement of income of the Oregon stock bank for the period ending on the date of the statement of condition.

(3) Any stockholder who accepts the offer of the Oregon stock bank or its successor within 30 days following the date on which notice of the offer was mailed or delivered to dissenting stockholders shall be paid the price per share offered, in cash, within 30 days following the date on which the stockholder communicates acceptance in writing to the Oregon stock bank or its successor. Upon payment, the dissenting stockholder shall cease to have any interest in the shares previously held by the stockholder.

(4) If, within 30 days after notice of the offer, one or more dissenting stockholders do not accept the offer of the Oregon stock bank or its successor or if no offer is made, then the value of the shares of the dissenting stockholders who have not accepted the offer shall be ascertained, as of the effective date of the transaction, by an independent, qualified appraiser chosen by the Director of the Department of Consumer and Business Services. The valuation determined by the appraiser shall govern and the appraiser’s valuation of such shares shall not be appealable except for one or more of the reasons set forth in ORS 36.705 (1)(a) to (d) for vacation of an arbitrator’s award, and for one of the grounds for modification or correction of an arbitrator’s award under ORS 36.710. Any such appeal must be made within 30 days after the date of the appraiser’s valuation and is subject to ORS 183.415 to 183.500. The Oregon stock bank or its successor shall pay the dissenting shareholders the appraised value of the shares within 30 days after the date the appraiser sends the Oregon stock bank or its successor written notice of the appraiser’s valuation.

(5) The director shall assess the reasonable costs and expenses of the appraisal proceeding equally to the Oregon stock bank or its successor and to the dissenting shareholders, as a group, if the amount offered by the Oregon stock bank or its successor is between 85 percent and 115 percent of the appraised value of the shares. The director shall assess the reasonable costs and expenses of the appraisal proceeding and the reasonable costs and expenses, including attorney fees and costs, of the Oregon stock bank or its successor to the dissenting stockholders, as a group, if the amount offered by the Oregon stock bank or its successor is 115 percent or more of the appraised value of the shares. The director shall assess the reasonable costs and expenses of the appraisal proceeding and the reasonable costs and expenses, including attorney fees and costs, of the dissenting shareholders, as a group, to the Oregon stock bank or its successor if the amount offered by the Oregon stock bank or its successor is 85 percent or less of the appraised value of the shares. The director’s decision regarding assessment of fees and costs may be appealed as provided in ORS 183.415 to 183.500.

(6) Amounts required to be paid by the Oregon stock bank or its successors, or the dissenting shareholders under this section shall be paid within 30 days after the director’s assessment of any fees or costs becomes final or, if the director’s decision is appealed, within 30 days after a final determination of such fees and costs is made.

(7) The director may require, as a condition of approving a transaction listed in ORS 711.175(1), the replacement of all or a portion of the stockholders’ equity of an Oregon stock bank expended in payment to dissenting stockholders under this section.

(8) A stockholder may not receive the fair value of the stockholder’s shares under this section:

(a) If the plan of merger provides that all stockholders of the resulting insured stock institution receive common stock of a holding company pursuant to a merger with an interim Oregon stock bank chartered under ORS 707.025, and the stockholder’s Oregon stock bank and the interim Oregon stock bank are the only parties to the merger; or

(b) If the shares held by the dissenting stockholder immediately before the effective date of a transaction listed in ORS 711.175(1) are listed on any national securities exchange or are included on the list of over-the-counter margin stocks issued by the Board of Governors of the Federal Reserve System.

711.185 Stockholder withdrawal of demand for payment for shares made under ORS 711.180.

(1) A dissenting stockholder making a demand under ORS 711.180 may withdraw the demand if:

(a) The Oregon stock bank or its successor consents to the withdrawal; or

(b) The dissenting stockholder pays such stockholder’s pro rata share of the appraisal costs and the Oregon stock bank’s reasonable costs and expenses, including attorney fees and costs.

(2) When a dissenting stockholder withdraws the demand under subsection (1) of this section, the stockholder’s status as a stockholder shall be restored, without prejudice to any corporate proceedings taking place in the interim.

APPENDIX C

[FORM OF SANDLER O’NEILL OPINION]

                    , 2004

Board of Directors

Bank of Astoria

1122 Duane Street

Astoria, Oregon 97103

Ladies and Gentlemen:

Bank of Astoria (“Astoria”) and Columbia Banking System, Inc. (“Columbia”) have entered into a Plan and Agreement of Merger, dated as of June 7, 2004 (the “Agreement”), pursuant to which Astoria will be merged with and into a newly-formed, wholly-owned subsidiary of Columbia (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of Astoria common stock issued and outstanding as of the date of the Agreement (the “Astoria Shares”), other than certain shares specified in the Agreement, will be converted into the right to receive, at the election of the holder thereof, either (a) a number of shares of Columbia common stock equal to the Per Share Stock Consideration, or (b) cash in an amount equal to the Per Share Cash Consideration, without interest (the “Merger Consideration”), subject to the election and allocation procedures set forth in the Agreement which provide generally, among other things, that the total aggregate consideration shall consist of $18,180,586 in cash (the “Total Cash Amount”) and 1,277,750 shares of Columbia common stock (the “Total Stock Amount”). Pursuant to the Agreement, the Aggregate Consideration will be equal to the sum of the Total Cash Amount plus the product of (x) the Total Stock Amount and (y) the average of the daily closing price of the shares of Columbia common stock on the NASDAQ stock market reporting system for the fifteen trading days prior to the fifth business day preceding the effective time of the Merger (the “Columbia Average Closing Price”). The Per Share Cash Consideration will be equal to the quotient determined by dividing the Aggregate Consideration by 2,361,115. The Per Share Stock Consideration will be equal to the quotient obtained by dividing the Per Share Cash Consideration by the Columbia Average Closing Price. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Astoria Shares.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Astoria that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Columbia that we deemed relevant; (iv) internal financial projections for Astoria for the year ending December 31, 2004 prepared by and reviewed with senior management of Astoria and estimates of earnings per share growth for the years ending December 31, 2005 and 2006 furnished by and discussed with senior management of Astoria; (v) earnings per share estimates for Columbia for the years ending December 31, 2004 and 2005 published by I/B/E/S and confirmed with management of Columbia; (vi) the pro forma financial impact of the Merger on Columbia, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of Astoria and Columbia; (vii) the publicly reported historical price and trading activity for Astoria’s and Columbia’s common stock, including a comparison of certain financial and stock market information for Astoria and Columbia with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Astoria the business, financial condition, results of operations and prospects of Astoria and held similar discussions with certain

Board of Directors

Bank of Astoria

                    , 2004

members of senior management of Columbia regarding the business, financial condition, results of operations and prospects of Columbia. In connection with our engagement, we were not asked to, and did not, solicit indications of interest in a potential transaction from third parties.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Astoria or Columbia or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Astoria and Columbia that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Astoria or Columbia or any of their respective subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Astoria or Columbia nor have we reviewed any individual credit files relating to Astoria or Columbia. We have assumed, with your consent, that the respective allowances for loan losses for both Astoria and Columbia are adequate to cover such losses and will be adequate on a combined basis for the combined entity. With respect to the financial projections for Astoria and the earnings per share estimates for Columbia and all projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or reviewed with the managements of Astoria and Columbia and used by Sandler O’Neill in its analyses, Sandler O’Neill assumed that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of Astoria and Columbia and that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in Astoria’s or Columbia’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Astoria and Columbia will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice Astoria has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Columbia’s common stock will be when issued to Astoria’s shareholders pursuant to the Agreement or the prices at which Astoria’s or Columbia’s common stock may trade at any time.

We have acted as Astoria’s financial advisor in connection with the Merger and will receive a fee for our services, which is contingent upon consummation of the Merger. We have also received a fee for rendering this opinion. Astoria has also agreed to indemnify us against certain liabilities arising out of our engagement.

Board of Directors

Bank of Astoria

                    , 2004

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Astoria and Columbia and their respective affiliates. We may also actively trade the equity or debt securities of Astoria and Columbia or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Astoria in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Astoria as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of Astoria Shares and does not address the underlying business decision of Astoria to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Astoria or the effect of any other transaction in which Astoria might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent; provided, however, that we hereby consent to the inclusion of this opinion as an appendix to the proxy statement/prospectus of Bank of Astoria and Columbia dated the date hereof and to the references to this opinion therein.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Astoria Shares from a financial point of view.

Very truly yours,

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (“WBCA”) contain specific provisions relating to indemnification of directors and officers of Washington corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director meets a certain standard of conduct, provided that when a director is liable to the corporation, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute.

The articles of incorporation of Columbia provide, among other things, for the indemnification of directors, and authorize the board of directors to pay reasonable expense incurred by, or to satisfy a judgment or fine against, a current of former director in connection with any personal legal liability incurred by the individual while acting for Columbia within the scope of his employment, and which was not the result of conduct finally adjudged to be “egregious” conduct. “Egregious” conduct is defined as intentional misconduct, a knowing violation of law, or participation in any transaction from which the person will personally receive a benefit in money, property or services to which that person is not legally entitled. The articles off incorporation also include a provision that limits the liability of directors of Columbia from any personal liability to Columbia or its shareholders for conduct not found to have been egregious.

Columbia has entered into Indemnification Agreements with each of its directors. The Indemnification Agreements codify procedural mechanisms pursuant to which directors may enforce the indemnification rights that such directors are granted under Columbia’s articles of incorporation and the WBCA.

Item 21. Exhibits and Financial Statement Schedules

(a) The exhibits are listed on the accompanying “Exhibit Index”.

(b) Financial Statement Schedules. None.

(c) The opinion of the financial advisor is set forth as Appendix C to this proxy statement/prospectus

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to;

(i) Include any prospectus required by Section 10(a)(3) of the 1933 Act;

(ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof..

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the Effective Date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the 1933 Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tacoma, State of Washington on July 8, 2004.

COLUMBIA BANKING SYSTEM, INC.

By:	/s/ MELANIE J. DRESSEL
Melanie J. Dressel, President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints William T. Weyerhaeuser, Melanie J. Dressel and Gary R. Schminkey, and each of them, with full power of substitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments.

Pursuant to the requirements of the 1933 Act, this Registration Statement has been signed by the following persons in the capacities indicated, on July 8, 2004.

Signature and Title

By:	/s/ MELANIE J. DRESSEL
Melanie J. Dressel, President and Chief Executive Officer and Director (Principal Executive Officer)

By:	/s/ GARY R. SCHMINKEY
Gary R. Schminkey, Executive Vice President and Chief Financial Officer (Principal Financial Officer)

By:	/s/ WILLIAM T. WEYERHAEUSER
William T. Weyerhaeuser, Chairman of the Board and Director

By:	/s/ JOHN P. FOLSOM
John P. Folsom, Director

By:	/s/ FREDERICK M. GOLDBERG
Frederick M. Goldberg, Director

By:	/s/ THOMAS M. HULBERT
Thomas M. Hulbert, Director

By:	/s/ THOMAS L. MATSON
Thomas L. Matson, Director

By:	/s/ DANIEL C. REGIS
Daniel C. Regis, Director

By:	/s/ DONALD RODMAN
Donald Rodman, Director

By:	/s/ JAMES M. WILL
James M. Will, Director

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2	Plan and Agreement of Merger dated as of June 7, 2004, by and between Bank of Astoria and New Bank of Astoria upon its formation by Columbia Banking System, Inc. (contained in Appendix A to the proxy statement/prospectus which is included in the registration statement).

3.1	Articles of Incorporation of Registrant.

3.2	Bylaws of Registrant. (1)

5	Opinion of Graham & Dunn PC regarding legality of securities.

8	Opinion of Graham & Dunn PC regarding federal income tax matters.

10.1	Voting Agreement of Bank of Astoria directors and executive officers.

10.2	Director Non-competition Agreement.

23.1	Consent of Graham & Dunn PC (contained in its opinion filed as Exhibit 5).

23.2	Consent of Graham & Dunn PC as to its tax opinion (contained in its opinion filed as Exhibit 8).

23.3	Consent of Deloitte & Touche, LLP, Columbia Banking System, Inc.’s independent registered public accounting firm.

23.4	Consent of Symonds, Evans & Company, P.C., Bank of Astoria’s independent registered public accounting firm with respect to the fiscal year ended December 31, 2003.

23.5	Consent of McGladrey & Pullen, LLP, with respect to the fiscal years ended December 31, 2002 and 2001.

23.6	Consent of Sandler O’Neill & Partners, L.P., Bank of Astoria’s financial adviser.

24	Power of Attorney (contained on the signature page of the registration statement).

99.1	Form of proxy to be mailed to shareholders of Bank of Astoria.

99.2	[COLOR] Election Form to be mailed to shareholders of Bank of Astoria.

99.3	Opinion of Financial Advisor to Bank of Astoria (contained in Appendix C to the proxy statement/prospectus which is included in the registration statement).

(1)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1999